As filed with the Securities and Exchange Commission on May 14, 1998

                                                      Registration No. 333-49563
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

    -----------------------------------------------------------------------
                   POST-EFFECTIVE AMENDMENT NO. 1 TO FORM S-4
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

    -----------------------------------------------------------------------

                          UNION BANKSHARES CORPORATION
             (Exact name of registrant as specified in its charter)

             Virginia                                  6711                                 54-1598552
------------------------------------    -----------------------------------    -------------------------------------
(State or other jurisdiction of         (Primary Standard Industrial           (I.R.S. Employer identification No.)
incorporation or organization)          Classification Code Number)

                              212 North Main Street
                                  P.O. Box 446
                          Bowling Green, Virginia 22427
                                 (804) 633-5031
 -----------------------------------------------------------------------------
                (Address including zip code and telephone number including area code of registrant's principal executive office)

                                   Copies to:

                     D. ANTHONY PEAY                                         TIMOTHY P. VEITH, ESQ.
                 Chief Financial Officer                                    Mays & Valentine, L.L.P.
               Union Bankshares Corporation                                  1111 East Main Street
                       P.O. Box 446                                              P. O. Box 1122
              Bowling Green, Virginia 22427                                 Richmond, Virginia 23218
                      (804) 633-5031
(Name, address, including zip code, and telephone number,                 WAYNE A. WHITHAM, JR., ESQ.
including area code of agent for service)                             Williams Mullen Christian & Dobbins
                                                                                Two James Center
                                                                             1021 East Cary Street
                                                                            Richmond Virginia 23210

              Approximate date of commencement of proposed sale to
                the public: May 13, 1998, or as soon thereafter
                                  as possible.

                                [RBS Letterhead]
                                  May 13, 1998

Dear Fellow Shareholders:

         You are cordially invited to attend the Special Meeting of Shareholders of Rappahannock Bankshares, Inc. ("RBS") to be held at the Main Office of the Rappahannock National Bank of Washington (the "Bank") located at 257 Gay Street, Washington, Virginia on Thursday, June 18, 1998, at 9:30 a.m.

         You will be asked to consider and vote on the Agreement and Plan of Affiliation and Merger, dated February 25, 1998, between RBS and Union Bankshares Corporation, a bank holding company organized under the laws of Virginia ("Union"), and the related Plan of Merger (the "Affiliation Agreement"). Based in Bowling Green, Virginia, Union is a bank holding company with $595 million in total assets at year-end 1997 and with its principal operations currently being conducted through three affiliated banks in Virginia.

         Under the terms of the Affiliation Agreement, each share of common stock of RBS outstanding immediately prior to consummation will automatically become and be converted into 158.209 shares of Union common stock. Cash will be paid in lieu of fractional shares. The shares of Union common stock you receive pursuant to the affiliation should be more readily marketable than the shares of RBS common stock you presently hold. Following the consummation of the transaction with Union, the Bank will continue to operate as a separate affiliate bank within the Union system.

         Your Board of Directors has retained the investment banking firm of McKinnon & Company, Inc. to act as its financial advisor in connection with the transaction with Union. As discussed in the accompanying Prospectus and Proxy Statement, McKinnon & Company, Inc. has delivered to the Board of Directors its written opinion that, as of this date, the terms of the Affiliation Agreement are fair from a financial point of view to our shareholders.

         The exchange of RBS common stock for Union common stock (other than for cash in lieu of any fractional shares) pursuant to the Affiliation Agreement will be a tax-free transaction for federal income tax purposes. Details of the proposed transaction with Union are set forth in the accompanying Prospectus and Proxy Statement, which you are urged to read carefully in its entirety. Approval of the transaction with Union requires the affirmative vote of more than two-thirds of the outstanding shares of common stock of RBS.

         Your Board of Directors unanimously approved the Affiliation Agreement and the transaction with Union and believes that they are in the best interests of RBS and our shareholders. Accordingly, the Board unanimously recommends that you vote FOR the Affiliation Agreement.

         We hope you can attend the Special Meeting. Whether or not you plan to attend, please complete, sign and date the enclosed proxy card and return it promptly in the enclosed envelope. Your vote is important regardless of the number of shares you own.

         We look forward to seeing you at the Special Meeting.

                                                     Sincerely,


 ELISABETH J. JONES                                JOHN R. CONRY, JR.
 Chairman of the Board                             Executive Vice President
 and President                                     and Chief Executive Officer

                         RAPPAHANNOCK BANKSHARES, INC.
                              WASHINGTON, VIRGINIA


                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                                 June 18, 1998


         The Special Meeting of Shareholders of Rappahannock Bankshares, Inc. ("RBS") will be held on Thursday, June 18, 1998, at 9:30 a.m. at the Main Office of the Rappahannock National Bank, located at 257 Gay Street, Washington, Virginia for the following purposes:

                  1. To consider and vote upon a proposal to approve the Plan of Merger provided by an Agreement and Plan of Affiliation and Merger, dated February 25, 1998 (the Plan of Merger and the Agreement and Plan of Affiliation and Merger are collectively referred to herein as the "Affiliation Agreement") by and between RBS and Union Bankshares Corporation, a Virginia corporation ("Union") registered under the Bank Holding Company Act of 1956, a copy of which is included as Annex A attached to the accompanying Prospectus and Proxy Statement, pursuant to which (i) RBS shall merge with and into Union and the Rappahannock National Bank of Washington shall become a wholly-owned subsidiary of Union (the "Affiliation") and (ii) each outstanding share of RBS common stock, par value $100.00 per share ("RBS Common Stock") (other than shares of dissenting RBS Shareholders redeemed pursuant to Article 15 of Title 13.1 of the Code of Virginia of 1950, as amended (the "VSCA")), shall automatically become and be converted into 158.209 shares of Union common stock, par value $4.00 per share ("Union Common Stock"). Cash will be paid in lieu of fractional shares of Union Common Stock.

                  2. To transact such other business as may properly come before the meeting or any adjournments or postponements thereof.

         Each RBS Shareholder will have the right to dissent from the Affiliation and to demand payment of the fair value of his shares in the event the Affiliation is approved and consummated. Any right of any such RBS Shareholder to receive such payment is contingent upon strict compliance with the requirements set forth in Article 15 of the VSCA, the full text of which is enclosed as Annex C attached to the accompanying Prospectus and Proxy Statement.

         The record date for the Special Meeting is May 12, 1998, the day before the effective date of this notice to shareholders. Only holders of record of RBS Common Stock at the close of business on that date are entitled to receive notice of and to vote at the Special Meeting or any adjournments or postponements thereof.

                                       By Order of the Board of Directors


                                       Elisabeth J. Jones
                                       President
May 13, 1998

                    PLEASE MARK, SIGN, DATE AND RETURN YOUR
                    PROXY PROMPTLY, WHETHER OR NOT YOU PLAN
                         TO ATTEND THE SPECIAL MEETING.

           THE BOARD OF DIRECTORS OF RBS UNANIMOUSLY RECOMMENDS THAT RBS SHAREHOLDERS VOTE TO APPROVE THE AFFILIATION AGREEMENT.

                                   PROSPECTUS
                         Relating to 158,209 Shares of
                                Common Stock of
                          UNION BANKSHARES CORPORATION
                                PROXY STATEMENT
                                Relating to the
                       Special Meeting of Shareholders of
                         RAPPAHANNOCK BANKSHARES, INC.
                          To Be Held on June 18, 1998


         This Prospectus and Proxy Statement (the "Prospectus and Proxy Statement") is being furnished to the holders (the "RBS Shareholders") of common stock, par value $100.00 per share (the "RBS Common Stock"), of Rappahannock Bankshares, Inc., a Virginia corporation ("RBS") registered under the Bank Holding Company Act of 1956, as amended (the "BHCA"), in connection with the solicitation of proxies by the Board of Directors of RBS for use at the Special Meeting of Shareholders of RBS to be held at the Main Office of the Rappahannock National Bank located at 257 Gray Street, Washington, Virginia on Thursday, June 18, 1998 at 9:30 a.m. and at any and all adjournments or postponements thereof (the "RBS Special Meeting").

         This Prospectus and Proxy Statement relates to the shares of common stock, par value $4.00 per share ("Union Common Stock") of Union Bankshares Corporation, a Virginia corporation ("Union") registered under the BHCA, issuable in connection with the proposed merger of RBS with and into Union and the affiliation of the Rappahannock National Bank of Washington, a national bank and wholly-owned subsidiary of RBS (the "Bank"), with Union (such merger and affiliation are referred to herein as the "Affiliation"), pursuant to a Plan of Merger provided by an Agreement and Plan of Affiliation and Merger, dated February 25, 1998, by and between Union and RBS (the Plan of Merger and the Agreement and Plan of Affiliation and Merger are collectively referred to herein as the "Affiliation Agreement"). Following consummation of the Affiliation, the Bank will continue to operate as a separate bank within the Union system. Upon consummation of the Affiliation, each outstanding share of RBS Common Stock (other than shares of dissenting RBS Shareholders redeemed pursuant to Article 15 of Title 13.1 of the Code of Virginia of 1950, as amended (the "VSCA")) shall automatically become and be converted into 158.209 shares of Union Common Stock. Cash will be paid in lieu of fractional shares of Union Common Stock.

                                ---------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS AND PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        THE SHARES OF UNION COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK OR SAVINGS ASSOCIATION AND
   ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER
                              GOVERNMENTAL AGENCY.
                                ---------------

        The date of this Prospectus and Proxy Statement is May 13, 1998.

         This Prospectus and Proxy Statement also constitutes (i) a proxy statement for use at the RBS Special Meeting, at which the RBS Shareholders will be asked to consider and vote upon a proposal to approve the Affiliation Agreement and (ii) a prospectus covering the issuance in connection with the Affiliation of up to 158,209 shares of Union Common Stock.

                             AVAILABLE INFORMATION

         Union is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549-1004 and at the following Regional Offices of the Commission: Chicago Regional Office, CitiCorp Center, 500 West Madison Street, Suite 1400 Chicago, Illinois 60621-2511; and New York Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such materials may be obtained at prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549-1004. In addition, copies of such materials filed by Union may be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006. Union Common Stock is publicly traded and quoted on The NASDAQ National Market under the symbol "UBSH."

         Union has filed with the Commission a Registration Statement on Form S-4 (together with any annexes, exhibits and amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") covering up to 158.209 shares of Union Common Stock. Statements contained herein concerning any document filed as an exhibit to the Registration Statement are not necessarily complete, and in each such instance reference is made to the copy of the applicable document filed with the Commission or attached as an annex or exhibit thereto.

         The information presented in this Prospectus and Proxy Statement concerning RBS has been supplied by RBS and the information concerning Union has been supplied by Union.

         No person has been authorized to give any information or to make any representation not contained in or incorporated by reference in this prospectus and proxy statement, and, if given or made, such information or representation not contained herein must not be relied upon as having been authorized. This prospectus and proxy statement does not constitute an offer to sell, or the solicitation of an offer to purchase, any of the securities offered by this prospectus and proxy statement, or the solicitation of a proxy, in any jurisdiction to or from any person to or from whom it is unlawful to make such offer or solicitation of an offer, or proxy solicitation in such jurisdiction. Neither the delivery of this prospectus and proxy statement nor the issuance or sale of any securities hereunder shall under any circumstances create any implication that there has been no change in the information set forth herein since the date hereof or incorporated by reference herein since the date hereof.

               DOCUMENTS DELIVERED AND INCORPORATED BY REFERENCE

         This Prospectus and Proxy Statement is accompanied by Union's 1997 Annual Report to Stockholders.

         The following documents, previously filed with the Commission, are incorporated by reference into this Prospectus and Proxy Statement:

                  1. Union's Annual Report on Form 10-K for the fiscal year ended December 31, 1997; and

                  2. The description of Union Common Stock set forth in Union's registration statement filed pursuant to Section 12 of the Exchange Act, and any amendment or report filed for the purpose of updating any such description;

         In addition, all reports and other documents subsequently filed by Union pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the RBS Special Meeting shall also be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus and Proxy Statement to the extent that a statement contained herein, or in any other subsequently filed document that also is incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus and Proxy Statement.

         This prospectus and proxy statement incorporates documents by reference which are not presented herein or delivered herewith. These documents (other than exhibits to such documents unless such exhibits are specifically incorporated by reference herein) are available, without charge, upon written or oral request from any person, including any beneficial owner, to whom this prospectus and proxy statement is delivered, in the case of documents relating to Union, from Union Bankshares Corporation, 211 North Main Street, P.O. Box 446, Bowling Green, Virginia 22427, attention: D. Anthony Peay, Chief Financial Officer (telephone (804) 633-5031), or, in the case of documents relating to RBS, from Rappahannock Bankshares, Inc., 257 Gay Street, P.O. Box 179, Washington, Virginia 22747-0179, attention: John R. Conry, Jr., Executive Vice President and CEO (telephone (540) 675-3519). In order to ensure timely delivery of the documents, any request should be made by May 30, 1998.

                               TABLE OF CONTENTS

                                                                                                        Page
                                                                                                        ----
AVAILABLE INFORMATION..............................................................................       2
DOCUMENTS DELIVERED AND INCORPORATED BY REFERENCE..................................................       3
SUMMARY............................................................................................       5
  The Parties......................................................................................       5
  The Affiliation..................................................................................       6
  Certain Other Agreements.........................................................................       8
  Certain Federal Income Tax Consequences..........................................................       8
  Comparison of Stockholder Rights.................................................................       8
Market Price Data..................................................................................       8
SUMMARY HISTORICAL FINANCIAL DATA..................................................................       9
COMPARATIVE UNAUDITED PER SHARE DATA...............................................................       10
THE RBS SPECIAL MEETING............................................................................       11
THE AFFILIATION....................................................................................       12
Background to the Affiliation......................................................................       12
  Reasons for the Affiliation; Recommendation of the RBS Board of Directors........................       13
  Opinion of RBS Financial Advisor.................................................................       15
  Comparable Acquisition Analysis..................................................................       15
  Market Comparable Analysis.......................................................................       16
  Dilution Analysis................................................................................       16
  Effective Date...................................................................................       18
  Procedures for Exchange of Certificates..........................................................       18
  Certain Federal Income Tax Consequences..........................................................       18
  Accounting Treatment.............................................................................       19
  Business Pending the Affiliation.................................................................       20
  Resale of Union Common Stock After the Affiliation by Controlling Persons........................       20
  Conditions to Affiliation........................................................................       21
  Treatment of Employee Benefit Plans..............................................................       21
  Exclusive Dealing................................................................................       21
  Interests of Certain Persons in the Affiliation..................................................       22
  Termination and Termination Fee..................................................................       22
  Appraisal Rights of Dissenting Shareholders......................................................       23
CERTAIN OTHER AGREEMENTS...........................................................................       25
  The Support Agreement............................................................................       25
  Conry Employment Agreement.......................................................................       25
  Affiliate Undertakings...........................................................................       26
  Market Prices and Dividends......................................................................       26
DESCRIPTION OF RBS.................................................................................       27
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
   CONDITION AND RESULTS OF OPERATIONS.............................................................       28
BUSINESS OF UNION..................................................................................       41
COMPARISON OF STOCKHOLDER RIGHTS OF UNION AND RBS
  COMMON STOCK.....................................................................................       42
DESCRIPTION OF UNION CAPITAL STOCK.................................................................       47
LEGAL MATTERS......................................................................................       48
EXPERTS............................................................................................       49
INDEX TO FINANCIAL STATEMENTS FOR RBS..............................................................       F-1
ANNEX A--AGREEMENT AND PLAN OF AFFILIATION AND
   MERGER AND PLAN OF MERGER.......................................................................       A-1
ANNEX B--OPINION OF MCKINNON & COMPANY, INC. ......................................................       B-1
ANNEX C--ARTICLE 15 OF THE VIRGINIA STOCK CORPORATION ACT..........................................       C-1

                                    SUMMARY

         This Summary is not intended to be a complete description of all material facts regarding Union, RBS or the affiliation transaction and is qualified in its entirety by the more detailed information contained elsewhere or incorporated by reference in this Prospectus and Proxy Statement including the Appendices hereto. RBS Shareholders should read carefully this Prospectus and Proxy Statement in its entirety.

The Parties

         Union Bankshares Corporation and Affiliates. Union is a multi-bank holding company organized in 1993 under Virginia law. Union provides financial services through its wholly-owned subsidiaries, Union Bank & Trust Company ("Union Bank"), Northern Neck State Bank ("Northern Neck Bank"), King George State Bank ("King George Bank"), and Union Investment Services, Inc. ("Union Investment"), and through indirectly owned subsidiary, Union Mortgage Company, LLC ("Union Mortgage"). The three subsidiary banks, Union Bank, Northern Neck Bank and King George Bank (collectively, the "Affiliate Banks"), are full service retail commercial banks offering a wide range of banking and related financial services, including demand and time deposits, as well as commercial, industrial, residential construction, residential mortgage and consumer loans. The Affiliate Banks have branches serving primarily the Central and Northern Neck regions of Virginia. Union Investment Services, Inc., is a full service discount brokerage company which offers a full range of investment services, and sells mutual funds, bonds and stocks. Union Mortgage Company, LLC provides a wide array of mortgage products to customers in the Company's primary trade area. As of December 31, 1997, Union had consolidated assets, deposits and shareholders' equity of $595 million, $472 million and $66 million, respectively. Union's principal executive offices are located at 212 N. Main Street, Bowling Green, Virginia 22427 and its telephone number is (804) 633-5031. See "Selected Financial Data" and "Business of Union."

         As of May 11, 1998 there were 3,576,937 shares of Union Common Stock outstanding which are publicly traded and quoted on The NASDAQ National Market System under the symbol "UBSH."

         Rappahannock Bankshares, Inc. RBS is a Virginia corporation registered as a bank holding company under the BHCA. Its principal operations are conducted by its wholly-owned subsidiary, the Rappahannock National Bank of Washington, a national banking association. The Bank operates a banking office in Washington, Virginia. At December 31, 1997, RBS and the Bank had total assets of approximately $20 million, deposits of approximately $17 million and loans (net) of approximately $4 million. The principal executive office of RBS is located at 257 Gay Street, P.O. Box 179, Washington, Virginia 22747-0179, telephone number
(540) 675-3519.

         As of May 12, 1998, there were 1,000 shares of RBS Common Stock outstanding for which there is no established trading market.

The Affiliation

         General. At the RBS Special Meeting described in the notice (the "Notice") accompanying this Prospectus and Proxy Statement, RBS Shareholders will be asked to consider and vote upon a proposal to approve the Affiliation Agreement, a copy of which is attached as Annex A to this Prospectus and Proxy Statement. Upon consummation of the Affiliation, each outstanding share of RBS Common Stock (other than shares of dissenting RBS Shareholders redeemed pursuant to Article 15 of Title 13.1 of the VSCA) shall automatically become and be converted into 158.209 shares of Union Common Stock (the "Exchange Ratio") and cash in lieu of fractional shares of Union Common Stock. The Exchange Ratio was derived pursuant to arm's length negotiations among Union, RBS and RBS' financial advisor. See "THE AFFILIATION--General," "--Background to the Affiliation," "-- Reasons for the Affiliation; Recommendation of the RBS Board of Directors" and "--Appraisal Rights of Dissenting Shareholders."

         Vote Required. The affirmative vote of the holders of two-thirds of the outstanding shares of RBS Common Stock entitled to vote thereon will be required to approve the Affiliation Agreement. As of May 12, 1998, the directors and executive officers of RBS beneficially owned an aggregate of 314 shares (31.4%) of RBS Common Stock. Such directors and executive officers of RBS Common Stock have executed agreements with Union pursuant to which each such person has agreed to vote his shares to approve the Affiliation Agreement. See "THE RBS SPECIAL MEETING" and "CERTAIN OTHER AGREEMENTS--The Support Agreement."

         Recommendation of the RBS Board; Reasons for the Affiliation. The RBS Board of Directors believes that the terms of the Affiliation and the Affiliation Agreement are fair to, and in the best interests of, RBS and the RBS Shareholders and has unanimously adopted the Affiliation Agreement. See "THE AFFILIATION--Reasons for the Affiliation; and Recommendation of the RBS Board of Directors."

         The RBS board of directors unanimously recommends that RBS shareholders vote TO APPROVE the Affiliation Agreement.

         Opinion of Financial Advisor. The RBS Board of Directors has received an opinion from McKinnon & Company, Inc. to the effect that the terms of the Affiliation Agreement are fair to the RBS Shareholders from a financial point of view. A copy of the opinion of McKinnon & Company, Inc., which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Annex B to this Prospectus and Proxy Statement and is incorporated herein by reference. RBS Shareholders are urged to read the opinion in its entirety. See "THE AFFILIATION--Opinion of RBS Financial Advisor."

         Conditions to Affiliation. The mutual obligation of Union and RBS to consummate the Affiliation is subject to the requisite approval of the Affiliation Agreement by the RBS Shareholders. Additionally, the obligation of Union to consummate the Affiliation is subject to various conditions, including the receipt of all appropriate regulatory approvals and that, consistent with the accounting treatment of the Affiliation, less than 10% of RBS Shareholders (or, in certain circumstances, a smaller percentage) exercise dissenters' rights of appraisal. See "THE AFFILIATION--Conditions to Affiliation," and "--Accounting Treatment."

         Governmental Approvals. Certain aspects of the Affiliation will require notifications to, and approvals from, certain federal and state authorities, including approval by the Board of Governors of the Federal Reserve, the Virginia Bank Commissioner and the Virginia State Corporation Commission (the "Virginia Commission"). Union expects to submit filings and notifications for these purposes as soon as practicable. See "THE AFFILIATION--Conditions to Affiliation."

         Accounting Treatment. It is intended that the Affiliation will be accounted for as a pooling of interests under generally accepted accounting principles. The receipt of a letter from KPMG Peat Marwick LLP, the independent certified public accountants of Union, confirming that the Affiliation will qualify for "pooling of interests" accounting is a condition to Union's obligation to consummate the Affiliation. See "THE AFFILIATION--Conditions to Affiliation," and "--Accounting Treatment."

         Appraisal Rights. Under Virginia law, an RBS Shareholder who objects to the Affiliation and follows specified procedures is entitled to appraisal rights with respect to the Affiliation. In order to be entitled to appraisal rights, an RBS Shareholder must (a) deliver to RBS prior to the vote at the RBS Special Meeting a written notice of intent to demand payment, (b) ensure that his shares are not voted (or deemed to have been voted) to approve the Affiliation Agreement, (c) after the Affiliation is consummated, follow the procedures set forth in a notice sent to such RBS Shareholder by Union, and (d) if necessary, notify Union of such RBS Shareholder's estimate of the fair value of such shares and make a demand for payment therefor. If a judicial determination of the "fair value" of RBS Common Stock held by such RBS Shareholder is necessary, such a determination may result in a value that is more than, less than, or equal to the consideration which would have been paid by Union pursuant to the Affiliation. See "THE AFFILIATION--Appraisal Rights of Dissenting Shareholders" for a more complete discussion of RBS Shareholders' appraisal rights.

         AN RBS SHAREHOLDER WHO RETURNS A SIGNED PROXY BUT FAILS TO PROVIDE INSTRUCTIONS AS TO THE MANNER IN WHICH SUCH SHARES ARE TO BE VOTED WILL BE DEEMED TO HAVE VOTED TO APPROVE THE AFFILIATION AGREEMENT AND THEREFORE TO HAVE WAIVED HIS DISSENTERS' RIGHTS. AN RBS SHAREHOLDER MAY VOTE AGAINST, ABSTAIN FROM VOTING ON, OR REFRAIN FROM VOTING ON (BY NOT RETURNING THE PROXY CARD OR BY NOT VOTING AT THE MEETING) THE AFFILIATION AGREEMENT WITHOUT LOSING HIS RIGHT TO ASSERT DISSENTERS' RIGHTS, AS LONG AS SUCH RBS SHAREHOLDER'S INTENT TO DEMAND PAYMENT IS TIMELY GIVEN. A VOTE AGAINST OR AN ABSTENTION WITH REGARD TO THE AFFILIATION AGREEMENT WILL NOT ITSELF CONSTITUTE A TIMELY WRITTEN NOTICE OF INTENT TO DEMAND PAYMENT AND A FAILURE TO VOTE WILL NOT CONSTITUTE A TIMELY WRITTEN NOTICE OF INTENT TO DEMAND PAYMENT. See "THE AFFILIATION--Appraisal Rights of Dissenting Shareholders."

         Interests of Certain Persons in the Affiliation. The Affiliation Agreement provides that following the Effective Date (as hereinafter defined), Union shall indemnify any person with respect to matters occurring on or prior to the Effective Date who has rights to indemnification from RBS, to the same extent and on the same conditions as in effect on the date of the Affiliation Agreement. Union has also agreed to use its reasonable best efforts to maintain RBS' existing directors' and officers' liability policy, or another policy providing at least comparable coverage, covering persons who are currently covered by such insurance of RBS for a period of three years after the Effective Date on terms no less favorable than those in effect on the date of the Affiliation Agreement. See "THE AFFILIATION--Interests of Certain Persons in the Affiliation."

Certain Other Agreements

         As a condition and inducement to Union's willingness to enter into the Affiliation Agreement, directors and officers of RBS entered into a Support Agreement, dated as of January 30, 1998 (the "Support Agreement"), with Union. See "CERTAIN OTHER AGREEMENTS--The Support Agreement." Pursuant to the Support Agreement, the directors and officers of RBS have agreed, among other things, to certain restrictions on the transfer of RBS Common Stock such directors and officers buy, own or control.

Certain Federal Income Tax Consequences

         It is intended that the Affiliation will qualify as a tax-free reorganization for Federal income tax purposes. Accordingly, (i) no gain or loss will be recognized by RBS Shareholders (except with respect to cash, if any, received in lieu of fractional shares) upon the exchange of RBS Common Stock for Union Common Stock by reason of the Affiliation, and (ii) no gain or loss will be recognized by Union, RBS or the Bank in the Affiliation. The receipt of an opinion of counsel dated the Effective Date as to (i) above and as to certain other matters is a condition to RBS' obligation to consummate the Affiliation. RBS SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE AFFILIATION. See "THE AFFILIATION--Certain Federal Income Tax Consequences."

Comparison of Stockholder Rights

         Upon consummation of the Affiliation, RBS Shareholders will become stockholders of Union, which is a Virginia corporation, and their rights as stockholders of Union will be governed by the Virginia Stock Corporation Act ("VSCA"), Union's Articles of Incorporation and Union's By-laws. The rights of RBS Shareholders differ from those of the holders of Union Common Stock in a number of areas, including the ability of Union to issue preferred stock, the purchase rights attached to each share of Union Common Stock and the stockholder vote required for extraordinary transactions. See "COMPARISON OF STOCKHOLDER RIGHTS OF UNION AND RBS COMMON STOCK" and "DESCRIPTION OF UNION CAPITAL STOCK" for a description of the material differences between the rights of holders of Union Common Stock and RBS Common Stock and a description of Union capital stock.

Market Price Data

         Union Common Stock is publicly traded and quoted on The NASDAQ National Market under the Symbol "UBSH." The market value of Union Common Stock on February 24, 1998, the last full trading day preceding the public announcement of the execution of the Affiliation Agreement, based on the closing price as reported on The NASDAQ National Market, was $42.50 per share. The market value of Union Common Stock on May 11, 1998, the latest practicable date prior to the date of this Prospectus and Proxy Statement, based on the closing price as reported on The NASDAQ National Market, was $43.63 per share. RBS Common Stock is not traded on any exchange and no established public trading market exists for RBS Common Stock.

         Because the market price of Union Common Stock is subject to fluctuation, the market value of the Union Common Stock that RBS Shareholders will receive pursuant to the Affiliation may increase or decrease prior to the effective date. RBS Shareholders are urged to obtain current market quotations for Union Common Stock.

                       SUMMARY HISTORICAL FINANCIAL DATA

         The following table presents selected historical financial data of Union and RBS. Union's historical financial data for each of the annual periods presented have been derived from its audited consolidated financial statements previously filed with the Commission. RBS' historical financial data for each of the three annual periods presented also have been derived from its consolidated financial statements, with the data relating to 1997 as the only information derived from audited financial statements. The summary historical financial data set forth below does not purport to be complete and should be read in conjunction with each company's audited and unaudited financial statements for each of the annual periods presented, included elsewhere in the Prospectus and Proxy Statement or in documents incorporated herein by reference. See "AVAILABLE INFORMATION."

                                                        As of or for the Year Ended December 31,
                                            --------------------------------------------------------------
                                                     (Dollars in thousands, except per share data)
                                           1997          1996         1995          1994           1993
                                           ----          ----         ----          ----           ----
UNION HISTORICAL:
  Net Interest Income..............       $23,023        $21,666      $20,228       $18,838       $17,388
  Income Before Income Taxes.......        10,079          9,728        8,832         8,612         7,044
  Net Income.......................         7,883          7,456        6,753         6,713         5,515
  Net Income Per Share of Common
    Stock - Diluted................          2.20           2.08         1.90          1.89          1.55
  Total Assets.....................       595,481        540,893      505,374       462,880       424,582
  Long-Term Debt...................        23,715         11,125        1,275         1,425            --
  Per Share Cash Dividends Declared
    and Paid on Common Stock.......           .74            .64          .56           .51           .45
  Loans, Net.......................       395,338        352,277      327,132       295,389       258,063

                                                    As of or for the Year Ended December 31,
                                            ------------------------------------------------------
                                                (Dollars in thousands, except per share data)
                                                  1997              1996              1995
                                                  ----              ----              ----
RBS HISTORICAL
(unaudited, except 1997):
  Net Interest Income..............                 742              752                771
  Income Before Income Taxes                        369              384                402
  Net Income.......................                 283              283                289
Net Income Per Share of Common Stock
                                                 282.79           282.82             288.74
Total Assets.......................              20,235           18,889             18,238
Per Share Cash Dividends Declared and
    Paid on Common Stock...........              150.00           150.00             150.00
Loans, Net.........................               4,013            3,761              4,320

Pro Forma Financial Information. Pro forma financial information of Union and RBS giving effect to the Affiliation under the pooling of interests accounting method is not considered to be material to the consolidated financial statements of Union. Accordingly, pro forma combined financial information is not presented.

                      COMPARATIVE UNAUDITED PER SHARE DATA

         The following unaudited consolidated financial information reflects certain comparative per share data relating to the Affiliation. The information shown below should be read in conjunction with the historical consolidated financial statements of Union and RBS including the respective notes thereto, which are included elsewhere in this Prospectus and Proxy Statement or in documents delivered herewith or incorporated herein by reference.

         The following information is not necessarily indicative of the results of operations or combined financial position that would have resulted had the Affiliation been consummated at the beginning of the periods indicated, nor is it necessarily indicative of the results of operations in future periods.

         The table below presents selected comparative consolidated unaudited per share information (i) for Union on a historical basis and on a pro forma combined basis assuming the Affiliation had been effective during the periods presented and accounted for as a pooling of interests and (ii) for RBS on a historical basis and on a pro forma equivalent basis.

                                                                              Years Ended
                                                                             December 31,
                                                                ----------------------------------------
                                                                1997           1996           1995
                                                                ----           ----           ----
Per Common Share:
Net Income:
RBS - historical....................                              $282.79        $282.82        $288.74
RBS pro forma equivalent (1)........                               346.48         327.49         300.60

Union - historical (diluted)........                                 2.20           2.08           1.90
Union pro forma combined (2)                                         2.19           2.07           1.90

Cash Dividends Declared:
RBS - historical....................                              $150.00        $150.00        $150.00
RBS pro forma equivalent (1)........                               117.07         101.25          88.60

Union - historical..................                                  .74            .64            .56
Union pro forma combined (3)                                          .74            .64            .56

Book Value:
RBS - historical....................                            $2,919.51      $2,778.03      $2,664.34
RBS pro forma equivalent (1)........                             2,904.20       2,598.70       2,396.24

Union - historical..................                                18.32          16.42          15.07
Union pro forma combined (4) .......                                18.36          16.43          15.15

-------------
(1) RBS pro forma equivalent amounts represent Union's pro forma combined information multiplied by the Exchange Ratio of 158.209 shares of Union Common Stock for each share of RBS Common Stock.

(2) Pro forma combined net income per share represents historical net income per share of Union adjusted for the impact of pooling of interests with RBS.

(3) Pro forma combined dividends per share represent historical dividends per share paid by Union.

(4) Pro forma combined book value per share represents historical book value per share of Union, adjusted for the impact of pooling of interests with RBS.

                            THE RBS SPECIAL MEETING

Date, Place and Time

         The RBS Special Meeting will be held at the Main Office of the Bank located at 257 Gay Street, Washington, Virginia on Thursday, June 18, 1998 at 9:30 p.m.

Purpose of the RBS Special Meeting

         At the RBS Special Meeting, RBS Shareholders will consider and vote upon (i) a proposal to approve the Affiliation Agreement pursuant to which RBS Shareholders (other than dissenting shareholders whose shares of RBS Common Stock are redeemed pursuant to Article 15 of Title 13.1 of the VSCA) shall receive, in exchange for each share of RBS Common Stock owned by them, 158.209 shares of Union Common Stock and cash in lieu of fractional shares of Union Common Stock, and (ii) such other matters as may properly be brought before the RBS Special Meeting.

         THE RBS BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE AFFILIATION AGREEMENT.

Record Date

         The record date for the Special Meeting is May 12, 1998, the day before the effective date of this notice to shareholders.(the "RBS Record Date"). Accordingly, only holders of record of RBS Common Stock at the close of business on the RBS Record Date will be entitled to notice of, and to cast their vote at, the RBS Special Meeting. At the close of business on the RBS Record Date, there were 1,000 shares of RBS Common Stock issued and outstanding held by 54 holders of record.

Vote Required

         Each holder of record of shares of RBS Common Stock on the RBS Record Date is entitled to cast one vote per share, in person or by properly executed proxy, on any matter that may properly come before the RBS Special Meeting. The presence, in person or by properly executed proxy, of the holders of more than two-thirds of the shares of RBS Common Stock outstanding on the RBS Record Date is necessary to constitute a quorum at the RBS Special Meeting.

         The approval of the Affiliation Agreement requires the affirmative vote of the holders of more than two-thirds of the outstanding shares of RBS Common Stock entitled to vote thereon.

         As of May 12, 1998 the directors and executive officers of RBS owned an aggregate of 314 shares (31.4%) of RBS Common Stock. Such persons have executed agreements with Union pursuant to which such persons have agreed to vote their shares of RBS Common Stock to approve the Affiliation Agreement. See "CERTAIN OTHER AGREEMENTS--The Support Agreement."

         All shares of RBS Common Stock represented by properly executed proxies will, unless such proxies have been previously revoked, be voted in accordance with the instructions indicated in such proxies. If no instructions are indicated, such shares of RBS Common Stock will be voted to approve the Affiliation Agreement.

         RBS does not know of any matters other than as described in the Notice that are to come before the RBS Special Meeting. If any other matter or matters are properly presented for action at the RBS Special Meeting, the persons named in the enclosed form of proxy and acting thereunder will have the discretion to vote on such matters in accordance with their best judgment, unless such authorization is withheld. An RBS Shareholder who has given a proxy may revoke it at any time prior to its exercise by giving written notice thereof on or prior to the date of the RBS Special Meeting to John R. Conry, Jr., Executive Vice President and CEO of RBS, by signing and returning a later dated proxy, or by voting in person at the RBS Special Meeting; however, mere attendance at the RBS Special Meeting will not in and of itself have the effect of revoking the proxy.

         Votes cast by proxy or in person at the RBS Special Meeting will be tabulated by the election inspectors appointed for the meeting who will determine whether or not a quorum is present. Where, as to any matter submitted to the RBS Shareholders for a vote, proxies are marked as abstentions (or RBS Shareholders appear in person but abstain from voting), such abstentions will be treated as shares that are present and entitled to vote for purposes of determining the presence of a quorum. If a broker indicates on the proxy that it does not have discretionary authority as to certain shares to vote on a particular matter, those shares are also treated as shares that are present and entitled to vote for quorum purposes. An abstention or broker non-vote will have no effect on the election of directors but will have the effect of a vote against the Affiliation Agreement.

Solicitation of Proxies

         Proxies are being solicited by and on behalf of the RBS Board of Directors and RBS will bear the costs of its solicitation of proxies. Solicitations may be made by mail, telephone, or personally by directors, officers and employees of RBS and the Bank, none of whom will receive additional compensation for performing such services. Union will pay all the expenses of printing and mailing the Prospectus and Proxy Statement.

                                THE AFFILIATION

         The following description of the Affiliation does not purport to be complete and is qualified in its entirety by reference to the Affiliation Agreement, a copy of which is attached to this Prospectus and Proxy Statement as Annex A and incorporated herein by reference. RBS Shareholders are urged to read the Affiliation Agreement in its entirety.

Background to the Affiliation

         During the week of October 20, 1997 John R. Conry, Jr., Executive Vice President and Chief Executive Officer of RBS contacted William J. McKinnon, Jr., President of McKinnon & Company, Inc. regarding the possibility of RBS retaining an investment advisor such as McKinnon & Company to serve as financial advisor to RBS in its possible sale or merger with another entity. Mr. Conry explained that RBS had received an unsolicited offer to acquire RBS and that he was interviewing several firms as possible financial advisor for RBS in its potential sale or merger.

         On October 27, 1997, Mr. McKinnon met with Elisabeth J. Jones, Chairman, and John R. Conry, Jr., Executive Vice President and Chief Executive

Officer, of RBS to discuss the possibility of McKinnon & Company serving as RBS's financial advisor in its possible sale or merger. Subsequently McKinnon & Company submitted a proposed contract to RBS to serve as financial advisor to the board of directors of RBS. On November 17, 1997, Mr. McKinnon met with the full board of directors of RBS to discuss the proposed financial advisor contract. The RBS Board of Directors authorized Elisabeth J. Jones, Chairman and President, to accept McKinnon & Company's proposed contract to solicit alternative offers to the unsolicited offer received by RBS. McKinnon & Company subsequently contacted seven financial institutions regarding their possible acquisition or merger with RBS.

         On December 8, 17, 18 and 19, 1997, Mr. McKinnon, Ms. Jones, and Mr. Conry, met with the chief executive officer and another representative of five financial institutions, including: 1) one regional multi-state multi-bank holding company; 2) two multi-bank holding companies in Virginia; and 3) two bank holding companies in RBS's market. Ms. Jones and Mr. Conry recommended to the full Board of Directors at a meeting on December 29, 1997, that McKinnon & Company be authorized to negotiate merger terms with Union, one of the multi-bank holding companies which had indicated a desire to allow RBS to maintain its independent bank status with its own board of directors and management as part of Union's multi-bank holding company. Subsequent to the December 29, 1997, Board meeting, McKinnon & Company contacted Union and negotiated a proposed fixed exchange ratio of 158.209 shares of Union common stock for each share of RBS common stock. Also, following the December 29, 1997, Board meeting of RBS, RBS contacted Williams Mullen Christian & Dobbins, counsel to RBS. Union contacted Mays & Valentine, L.L.P., counsel to Union, who began drafting a proposed final agreement. On January 20, 1998, the President and Chief Executive Officer and the Chief Financial Officer of Union met with the full Board of RBS to discuss the proposed merger and the operations of Union. On January 27, 1998, McKinnon & Company met with the full board of RBS and issued a verbal opinion to the RBS Board that Union's proposed offer to RBS was fair from a financial point of view as of that date. Over the next two weeks a proposed definitive agreement, a related support agreement and an employment agreement described hereinbelow were negotiated as well as a proposed new employment contract for John R. Conry, Jr., the Executive Vice President and Chief Executive Officer of RBS. On February 24, 1998, the RBS Board of Directors agreed unanimously to approve the Affiliation Agreement and authorized the President to sign the definitive agreement and on February 25, 1998 representatives of Union signed the definitive agreement for the merger of RBS with Union as contained in the Affiliation Agreement. The Agreement was publicly announced on February 25, 1998.

         The RBS Board of Directors believes that the Affiliation Agreement and the Merger are in the best interests of RBS and the RBS Stockholders. The RBS Board of Directors recommends that RBS Stockholders vote FOR the Affiliation Agreement and the Merger contemplated thereby.

Reasons for the Affiliation; Recommendation of the RBS Board of Directors

         The RBS Board of Directors believes that the Affiliation and the Affiliation Agreement are in the best interests of RBS and the RBS Shareholders. As explained below, this conclusion is supported by the opinion of its independent financial advisor. In considering the terms and conditions of the Affiliation Agreement, the RBS Board of Directors considered a number of factors. The RBS Board of Directors did not assign any relative or specific weights to the factors considered. The material factors considered were:

         (i) The Financial Terms of the Affiliation. In this regard, the RBS Board of Directors was of the view that, based on historical and anticipated trading ranges for Union Common Stock, the value of consideration to be received by RBS Shareholders resulting from the Exchange Ratio represented a fair multiple of RBS' per share book value and earnings. While the Affiliation will result in a decrease in dividend income to RBS Shareholders, the RBS Board of Directors was of the view that Union would continue to pay dividends at its current rate which is a rate comparable for similarly sized institutions, although there can be no assurance that current dividends are indicative of future dividends. See "COMPARATIVE UNAUDITED PER SHARE DATA." In addition, the Affiliation will result in increased liquidity for RBS Shareholders since Union Common Stock is quoted on the NASDAQ National Market System. In addition, the RBS Board of Directors considered how the premium included in Union's offer (measured as the difference between the total transaction value of the Affiliation and RBS's book value at December 31, 1997) compared on a percentage basis to RBS's loans and deposits. See "--Opinion of RBS Financial Advisor" for a discussion of this comparative information.

         (ii) The Terms, Other Than the Financial Terms, and Structure of the Affiliation. In this respect, the RBS Board of Directors considered the benefits to the customers and employees of the Bank and the communities it serves by allowing the Bank to remain a separate bank within the Union system. The RBS Board of Directors also considered that the Affiliation would qualify as a tax-free reorganization under the Internal Revenue Code of 1986, as amended (the "Code"). See "--Certain Federal Income Tax Consequences."

         (iii) Certain Financial and Other Information Concerning Union. In this respect, the RBS Board of Directors considered, among other things, the consistent high position of Union among its peer group of national and regional financial institutions in terms of profitability, capital adequacy and asset quality. The RBS Board of Directors also considered that the historical net income per share of Union Common Stock to be received by the RBS Shareholders, after giving effect to the Exchange Ratio, would represent a substantial increase in the historical net income per share of RBS Common Stock, although there can be no assurance that pro forma amounts are indicative of future income per share of Union. The RBS Board of Directors also considered the marketability of Union Common Stock, which is publicly traded and quoted on The NASDAQ National Market. The RBS Board of Directors further considered the diversification of risk associated with ownership of an institution that operates three banks serving a broader geographic area.

         (iv) Other Possible Affiliation Partners. The RBS Board of Directors considered, based in part on the advice of McKinnon & Company, possible affiliation partners for RBS other than Union, the prospects of such other possible affiliation partners, and the likelihood that such other potential partners would be able to make an offer directly comparable to Union's offer. Based upon the foregoing considerations, none of the other affiliation possibilities considered by the RBS Board of Directors was perceived by the RBS Board of Directors to present the advantages that the Affiliation would provide, and as a result Union was the only institution which McKinnon & Company was authorized to negotiate with.

         (v) Opinion of RBS Financial Advisor. The RBS Board of Directors also considered the opinion of McKinnon & Company as to the fairness, from a financial point of view, of the terms of the Affiliation Agreement to the RBS Shareholders. See "--Opinion of RBS Financial Advisor."

         (vi) Certain Other Considerations. The RBS Board of Directors further determined that the addition of resources resulting from the Affiliation will enable the Bank to provide a wider and improved array of financial services to consumers and businesses and to achieve added flexibility in dealing with the changing competitive environment in its market area. In addition, the RBS Board of Directors concluded that the Affiliation will help provide the Bank with the financial resources needed to meet the competitive challenges arising from recent and anticipated changes in the banking and financial services industry.

         The RBS Board of Directors believes that the Affiliation and the Affiliation Agreement are in the best interests of RBS and the RBS Shareholders. The RBS Board of Directors unanimously recommends that RBS Shareholders vote TO APPROVE the Affiliation Agreement.



Opinion of the RBS Financial Advisor

         RBS's Board of Directors retained the investment banking firm of McKinnon & Company, Inc. to serve as its financial advisor and to evaluate the terms of the Affiliation Agreement, and McKinnon & Company has rendered its opinion to the Board of Directors of RBS that the terms of the Affiliation Agreement are fair from a financial point of view to the RBS Stockholders. In developing its opinion, McKinnon & Company reviewed and analyzed material bearing upon the financial and operating conditions of RBS, Union, and on a pro forma basis, RBS and Union combined, and material proposed in connection with the Affiliation Agreement including, among other things, the following: (1) the Affiliation Agreement; (2) the Registration Statement; (3) RBS's and Union's financial results for fiscal years 1990 through 1997, and certain documents and information deemed relevant to McKinnon & Company's analysis; (4) discussions with senior management of RBS and Union regarding past and current business operations of, and outlook for, RBS, Union, including trends, the terms of the proposed Merger, and related matters; (5) the reported price and trading activity of RBS and Union Common Stock and financial and stock market information (when available) for RBS and Union with similar information for certain other companies, and securities for which are publicly traded; (6) the financial terms of certain recent business combinations which McKinnon & Company deemed comparable in whole or in part; (7) the relationship of prices paid to relevant financial data such as net worth, loans, deposits and earnings in certain bank and bank holding company affiliations and acquisitions in Maryland, North Carolina and Virginia in recent years and the deal price relative to the seller's price one day prior to the announcement of such deals; and (8) other published information and other factors and information which McKinnon & Company deemed relevant. No instruction or limitations were given or imposed in connection with the scope of or the examination or investigations made by McKinnon & Company in arriving at its findings. Finally, McKinnon & Company has performed such other studies and analyses it deemed appropriate, including an analysis of the pro forma financial impact of the Merger on RBS and Union. A copy of McKinnon & Company's opinion, which sets forth the assumptions made, matters considered and qualifications made on the review undertaken, is attached as Appendix B hereto and should be read in its entirety.

         McKinnon & Company used the information gathered to evaluate the financial terms of the Merger using standard valuation methods, including discounted cash flow analysis, market comparable analysis, comparable acquisition analysis and dilution analysis.

Comparable Acquisition Analysis.

         McKinnon & Company compared the relationship of prices paid to relevant financial data such as net worth, assets, deposits and earnings in seventeen bank and bank holding company mergers and acquisitions in Maryland, North Carolina and Virginia since December 31, 1996, representing all such transactions known to McKinnon & Company to have occurred during this period involving banks and bank holding companies, with the proposed Merger and found the consideration to be received from Union to be within the relevant pricing ranges acceptable for such recent transactions. It was also noted that RBS's equity to asset ratio was 17.58% compared with 9.60% on average for the eight smaller Virginia banks. Among the seventeen bank and bank holding company transactions in 1997 either closed or pending in Maryland, Virginia and North Carolina, McKinnon & Company has developed a group of thirteen small transactions, ranging in deal value from $14 million to $45 million and in asset size from $73 million to $259 million, and a group of four larger transactions each exceeding $100 million in deal value and over $950 million in assets of the selling institution. The thirteen smaller transactions included eight in Virginia, three in North Carolina and two in Maryland, while all of the larger transactions were in Virginia. Specifically, based on the thirteen smaller transactions in Virginia, North Carolina and Maryland either completed or pending in 1997, other than the Merger, the average price to book was 249.54% in Virginia, 267.80% in North Carolina, 238.46% in Maryland, and 252.05% overall, compared with 219.55% for the Merger; the average price to earnings ratio was
23.17 times in Virginia, 26.09 times in North Carolina and 16.58 times in Maryland, and 22.80 times overall, compared with 23.88 times for the Merger; the average price to deposits was 29.61% in Virginia, 30.10% in North Carolina, 27.27% in Maryland and 29.44% overall, compared with 47.54% for the Merger; and the average price to assets was 25.51% in Virginia, 24.49% in North Carolina, 22.18% in Maryland and 24.76% overall, compared with 38.69% for the Merger. Among the four larger transactions, all in Virginia, the average price to book was 294.99% compared with 219.55% for the Merger; the average price to earnings was 21.41 times compared with 23.88 times for the Merger, the average price to deposits was 31.53% compared with 47.54% for the Merger; the average price to assets was 24.21% compared with 38.69% for the Merger.

Market Comparable Analysis.

         McKinnon & Company analyzed the performance and financial condition of Union relative to two groups including the following Large and Small financial institutions: NationsBank Corporation; First Union Corporation; Wachovia Corporation; BB&T Corp.; Crestar Financial Corp.; First Virginia Bank, Inc.; Keystone Financial; Mercantile Bankshares, Inc.; One Valley Bancorp; Susquehanna Bancshares; F&M National Corporation; Union Bankshares Corporation; MainStreet BankGroup, Inc.; F&M Bancorp; Mason-Dixon Bancshares and FCNC Corp. (collectively the "Large Bank Group") and: FNB Corporation; American National Bankshares; National Bankshares, Inc.; James River Bankshares; Community Bankshares; Second National Financial; Southern Financial Bancorp; Benchmark Bankshares; Mid-Atlantic Bank Group; Central Virginia Bankshares; Salem Bank & Trust; Guaranty Financial Corp.; and Bank of Essex (collectively the "Small Bank Group"). Among the financial information compared was information relating to equity to assets, loans to deposits, net interest margin, non-performing assets, total assets, non-accrual loans, loan loss reserve and asset growth rates. Additional information compared for the trailing twelve month period ended September 30, 1997 was (i) price to book value ratio which was 223.5% for Union compared to averages of 261.8% for the Large Bank Group and 204.3% for the Small Bank Group; (ii) price to earnings ratio which was 19.1 times compared to an average of 18.8 times for the Large Bank Group and 17.7 times for the Small Bank Group; (iii) return on average assets which was 1.40% for Union compared to an average 1.35% for the Large Bank Group and 1.31% for the Small Bank Group; (iv) return on equity which was 12.82% compared to an average of 14.74% for the Large Bank Group and 12.34% for the Small Bank Group; and (v) a dividend yield of 1.89% compared to an average of 2.42% for the Large Bank Group and 1.78% for the Small Bank Group. Overall, in the opinion of McKinnon & Company, Union's operating performance and financial condition were in line with the Large Bank Group and Small Bank Group averages, and Union's market value was reasonable when compared to the Large and Small Bank Groups. Accordingly, RBS shareholders will receive Union Common Stock that is reasonably valued when compared to the Large Bank Group and to the Small Bank Group.

Dilution Analysis

         Based upon publicly available financial information on RBS and Union, McKinnon & Company considered the effect of the transaction on the book value, earnings and market value of RBS and Union. The immediate effect on Union was less than 1% increase in book value and less than 1% decrease in earnings per share. The effect on RBS under the same assumption is to decrease dividends by $29.76 per share, or 19.84%, and to increase the market value per share of RBS to $6,367.91, or approximately 119.55% over the book value. RBS's stock did not trade in 1997 to the knowledge of its board of directors and management. Prior to 1997 isolated trades occurred at or below its book value at the time of the trade according to management. RBS's dividend payout is approximately 53% of net income compared with approximately 34% for Union, and 27% for the Small Bank Group and 39% for the Large Bank Group under a Market Comparable Analysis, above. This dilution analysis does not take into account the longer term benefits for the combined companies resulting from the combination. McKinnon & Company concluded from the analysis that the transaction would have a significant positive effect on RBS and the RBS Stockholders in that the market value of Union's Common Stock to be received by the RBS Stockholders, after giving effect to the Exchange Ratio, would represent a substantial increase in the historical market value of RBS's Common Stock, although there can be no assurance that pro forma amounts are indicative of the future.

         The summary set forth above includes the material factors considered, but does not purport to be a complete description of the presentation by McKinnon & Company to the RBS Board of Directors or of the analyses performed by McKinnon & Company. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. Accordingly, notwithstanding the separate factors summarized above, McKinnon & Company believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, would create an incomplete view of the process underlying the preparation of its opinion. As a whole, these various analyses contributed to McKinnon & Company's opinion that the terms of the Merger Agreement are fair from a financial point of view to the RBS Stockholders.

         McKinnon & Company is an investment banking firm that specializes in Virginia community banks. In ten years McKinnon & Company has been lead managing underwriter in approximately thirty public stock offerings for Virginia community banks and thrifts and has served as financial advisor, including providing fairness opinions to numerous Virginia community banks and thrifts and has served as financial advisor, including providing fairness opinions to numerous Virginia community banks. McKinnon & Company, as part of its investment banking business, is engaged in the evaluation of businesses, particularly banks and thrifts, and their securities, in connection with mergers and acquisitions, initial public offerings, private placements and evaluations for estate and corporate recapitalizations. McKinnon & Company is also a market maker in Virginia community bank stocks listed on NASDAQ:NMS, the NASDAQ Small Cap Market and the OTC Bulletin Board, but not in RBS. McKinnon & Company believes it has a thorough working knowledge of the banking industry throughout Virginia.

         Pursuant to an engagement letter dated November 17, 1997, between RBS and McKinnon & Company, in exchange for its services, McKinnon & Company shall receive a contingent fee of 1% of the market value paid for RBS, payable at the closing or effective date of the Affiliation. This investment advisory fee is a legal obligation of RBS and is 1% of the fair market value of the consideration to be paid to the shareholders of RBS on the date the merger becomes effective for McKinnon & Company's services as independent financial advisor in connection with the sale or merger, including the rendering of a fairness opinion to RBS's Board of Directors.

Effective Date

         As soon as practicable after the performance of all agreements and obligations of the parties under the Affiliation Agreement and upon fulfillment or waiver of all conditions precedent contained therein, Union and RBS will execute and deliver Articles of Merger (the "Articles"), and will file the Articles with the Virginia Commission. The Affiliation shall become effective on such date and time (the "Effective Date") as set forth in the Articles as filed with the Virginia Commission.


Procedures for Exchange of Certificates

         Certificates representing shares of RBS Common Stock which have been converted to shares of Union Common Stock may at any time after the Effective Date be surrendered to Registrar and Transfer Company, Union's stock transfer agent acting as exchange agent (the "Exchange Agent"), and exchanged by the holders thereof for new certificates representing the appropriate number of whole shares of Union Common Stock determined by the Exchange Ratio and for cash in lieu of any fractional shares.

         No certificates for fractional shares of Union Common Stock shall be issued but, in lieu thereof, and solely as a mechanism for rounding shareholdings to whole shares, Union will pay cash for such fractional shares on the basis of the closing price for Union Common Stock (as reported by The NASDAQ National Market) on the Effective Date (or if no closing price is reported on that date, then the closing price on the next preceding day on which there is a closing price), without interest, upon surrender of certificates of RBS Common Stock representing such fractional shares. No such holder shall be entitled to dividends, voting rights or any other rights of shareholders in respect of any fractional share.

         Shortly after the Effective Date, RBS Shareholders will receive transmittal forms and instructions as to the time and method of surrendering their certificates. Until so surrendered, certificates formerly representing shares of RBS Common Stock (other than shares of dissenting shareholders as described herein under the heading "Appraisal Rights of Dissenting Shareholders") will be deemed for all corporate purposes to evidence the number of whole shares of Union Common Stock that a holder would be entitled to receive upon surrender and the cash to be paid in lieu of fractional shares. Dividends and other distributions, if any, that become payable on whole shares of Union Common Stock pending exchange of certificates representing shares of RBS Common Stock will be retained by Union or the Exchange Agent until surrender of the certificates, at which time those dividends and any other distributions will be paid without interest.

         RBS SHAREHOLDERS SHOULD NOT FORWARD STOCK CERTIFICATES UNTIL THEY HAVE RECEIVED TRANSMITTAL FORMS AND INSTRUCTIONS. RBS SHAREHOLDERS SHOULD NOT RETURN STOCK CERTIFICATES WITH THE ENCLOSED PROXY.

Certain Federal Income Tax Consequences

         The following is a summary of the anticipated material Federal income tax consequences of the Affiliation; it is not intended to be a complete description of those consequences:

         (i) the Affiliation will qualify as a tax-free reorganization under
Section 368(a)(1)(A) of the Code;

         (ii) no gain or loss will be recognized by Union or RBS as a result of the Affiliation;

         (iii) no gain or loss will be recognized by the RBS Shareholders upon their receipt of Union Common Stock in exchange for RBS Common Stock pursuant to the Affiliation;

         (iv) the tax basis of the shares of Union Common Stock received by the RBS Shareholders will equal the tax basis of their RBS Common Stock exchanged therefor;

         (v) assuming that an RBS Shareholder holds the RBS Common Stock as a capital asset at the Effective Date, the holding period of the Union Common Stock received by such RBS Shareholder will include the holding period of the RBS Common Stock exchanged therefor.

         The obligation of RBS to consummate the Affiliation is subject to the receipt of an opinion of Williams Mullen Christian & Dobbins, counsel to RBS, with respect to the federal income tax consequences of the Affiliation, substantially to the effect of paragraphs (i) through (v) immediately above. Such opinion will not address the state, local or foreign tax aspects of the Affiliation. RBS has agreed in the Affiliation Agreement to use its best efforts and to cause the Bank to use its best efforts to cause the Affiliation to qualify as a tax-free reorganization under Section 368(a)(1)(A) of the Code.

         Any cash received by RBS Shareholders, whether as a result of the exercise of their dissenters' rights or in lieu of the issuance of fractional shares, could result in taxable income to such RBS Shareholders. The receipt of such cash generally will be treated as a sale or exchange of the stock resulting in capital gain or loss measured by the difference between the cash received and an allocable portion of the basis of the stock relinquished. The receipt of such cash may be treated as a dividend and taxed as ordinary income in certain limited situations.

         The discussion set forth above is included for general information only. It does not address the state, local or foreign tax aspects of the Affiliation. In addition, it does not discuss the federal income tax considerations that may be relevant to certain persons, and may not apply to certain holders subject to special tax rules, including dealers in securities and foreign holders. The discussion is based upon currently existing provisions of the Code, existing Treasury regulations thereunder and current administrative rulings and court decisions. All of the foregoing are subject to change and any such change could affect the continuing validity of this discussion.

         EACH RBS SHAREHOLDER SHOULD CONSULT HIS OWN TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE AFFILIATION TO HIM, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS.

Accounting Treatment

         It is expected that the Affiliation will be accounted for as a pooling of interests under generally accepted accounting principles. The obligation of Union to consummate the Affiliation is conditioned upon the receipt by Union of a letter from its independent certified public accountants to the effect that the Affiliation qualifies for pooling of interests accounting treatment under generally accepted accounting principles if consummated in accordance with the Affiliation Agreement. Under the pooling of interests method of accounting, the historical basis of the assets and liabilities of Union and RBS will be combined at the Effective Date and carried forward at their previously recorded amounts and the stockholders' equity accounts of RBS will be combined on Union's consolidated balance sheet. Income and other financial statements of Union issued after consummation of the Affiliation will be restated retroactively to reflect the consolidated operations of Union and RBS as if the Affiliation had taken place prior to the periods covered by such financial statements.

         In order for the Affiliation to qualify for pooling of interests accounting treatment, substantially all of the outstanding RBS Common Stock must be exchanged for Union Common Stock. RBS has agreed in the Affiliation Agreement to use its, and to cause the Bank to use its, best efforts to cause the Affiliation to qualify for pooling of interests treatment. In the event that RBS Shareholders exercise their dissenters' rights of appraisal with respect to an aggregate of 10% or more of the shares of RBS Common Stock outstanding or in the event that one of the other conditions to pooling of interests accounting treatment is not satisfied, the Affiliation would not qualify for the pooling of interests method of accounting, and a condition to Union's obligation to consummate the Affiliation would not be fulfilled. See "--Appraisal Rights of Dissenting Shareholders," and "--Conditions to Affiliation." Union has the option but no obligation, to waive such condition, in which case the Affiliation could nonetheless be consummated. In such event, the Affiliation would be accounted for as a purchase. Under purchase accounting, the aggregate purchase price of RBS (consisting of the fair value of RBS Common Stock at the execution of the Affiliation Agreement and transaction expenses) would be allocated to the tangible and intangible net assets acquired, based on their estimated fair values at the Effective Date. Any excess of such purchase price over the tangible assets acquired would be amortized against the consolidated income of Union for a period of 15 years.

         Individuals who are affiliated with Union and RBS have entered into agreements with Union providing that they will not sell, transfer or otherwise dispose of shares of Union Common Stock owned by them or, in the case of affiliates of RBS, to be received by such persons in the Affiliation, until such time as financial results covering at least 30 days of combined operations of Union and RBS have been published. See "CERTAIN OTHER AGREEMENTS--Affiliate Undertakings."

Business Pending the Affiliation

         Until consummation of the Affiliation (or termination of the Agreement), RBS is obligated to operate its businesses only in the ordinary and usual course, consistent with past practice and to use its best efforts to maintain its business organizations, employees and business relationships and retain the services of its officers and key employees. Until consummation of the Affiliation (or termination of the Agreement) RBS may not, without the consent of Union, among other things: (a) declare or pay additional dividends on its capital stock, except for its regular $75,000 cash dividend declared in December 1997, and aggregate cash dividends not exceeding $75,000 (or earnings through the date of payment) for the semiannual period ending June 30, 1998; (b) encourage, solicit or initiate inquiries or proposals with respect to, furnish any information relating to, or participate in any negotiations regarding any acquisition or purchase of all or a substantial portion of the assets of, or a substantial equity interest in, RBS or any business combination with RBS, except where the failure to do so would constitute a breach of the fiduciary or legal obligations of the RBS Board of Directors to the shareholders of RBS; (c) amend its charter or bylaws; (d) issue any capital stock or otherwise change its capitalization; or (e) purchase or redeem any of its capital stock.

Resale of Union Common Stock After the Affiliation by Controlling Persons

         All shares of Union Common Stock received by RBS shareholders in connection with the Affiliation will be freely transferable, except that Union

Common Stock received by persons who are deemed to be "affiliates" of RBS for purposes of Rule 145 under the 1933 Act. To the best knowledge of RBS and Union, the only persons who may be deemed to be affiliates of RBS subject to these limitations are the directors and executive officers of RBS who have been advised of these restrictions and have agreed in writing to them.

Conditions to Affiliation

         Consummation of the Affiliation is conditioned upon, among other things, approval of the Affiliation Agreement by an affirmative vote of more than two-thirds of the outstanding shares of RBS Common Stock entitled to vote thereon.

         The obligation of Union to consummate the Affiliation is also subject to the prior satisfaction of certain further conditions including but not limited to the following: (1) the absence of any material adverse change in the consolidated balance sheet, consolidated income statement, financial position, results of operations or business of RBS or the Bank, except as provided in the Affiliation Agreement, and the absence of any injunction against or impediment to consummation of the Affiliation; (2) receipt of a letter from Union's independent certified public accountants to the effect that the Affiliation qualifies for pooling-of-interests accounting treatment; (3) compliance by RBS and the Bank with certain conditions, including limits on unapproved increases in compensation of directors, officers or employees of RBS or the Bank or unapproved alterations in benefits received by such individuals; (4) maintenance of the existing investment practices and policies of RBS and the Bank; (5) the absence of any actual or threatened legal proceeding or impediment that in the reasonable opinion of Union might prevent the consummation of the Affiliation;
(6) the absence of any condition or event, actual or threatened, which does or may adversely affect the tax-qualified status of any "Qualified Plan" (as defined in the Affiliation Agreement) or which may result in costs for unanticipated benefit liabilities with respect to any Qualified Plan; (7) the accuracy and satisfaction of various other financial and legal representations and conditions with respect to RBS and the Bank; (8) the receipt of certain regulatory approvals; and (9) the effectiveness of the Registration Statement. Union may in its discretion waive conditions (1) through (7).

         The obligation of RBS to consummate the Affiliation is subject to the satisfaction of certain further conditions including the following: (1) receipt of an opinion of counsel confirming certain of the consequences of the Affiliation for RBS Shareholders as set forth above under the heading "Certain Federal Income Tax Consequences;" and (2) the accuracy and satisfaction of various financial and legal representations and conditions with respect to Union.

Treatment of Employee Benefit Plans

         Pursuant to the Affiliation Agreement and at the option of Union, after the Effective Date employees of RBS and the Bank will be entitled to participate in Union's employee benefit plans and programs on substantially the same basis as similarly situated employees of Union or in plans and programs which, subject to certain conditions provided in the Affiliation Agreement, are comparable to and provide for participation on substantially the same basis as RBS's and the Bank's plans and programs currently in effect.

Exclusive Dealing

         RBS has agreed that while the Affiliation Agreement is in effect, neither RBS nor any of its or the Bank's officers, directors, employees, agents or representatives (including its investment bankers) shall, directly or indirectly: (i) encourage, solicit or initiate any Acquisition Proposal (as hereinafter defined) or take any other action to facilitate any inquiries or proposal that constitutes or may reasonably be expected to lead to any Acquisition Proposal; or (ii) recommend any Acquisition Proposal to RBS Shareholders or enter into any agreement with respect to any Acquisition Proposal or participate in discussions or negotiations with, or furnish any information to, any person in connection with any potential Acquisition Proposal, unless an unsolicited Acquisition Proposal is made and the RBS Board of Directors shall conclude, based on written advice of counsel, that its fiduciary obligations require consideration or acceptance or the recommendation of such Acquisition Proposal.

         An "Acquisition Proposal" is defined in the Affiliation Agreement as including any proposed (A) merger, consolidation, share exchange or similar transaction involving RBS or the Bank, (B) sale, lease or other disposition directly or indirectly by merger, consolidation, share exchange or otherwise of assets of RBS (including the stock of the Bank), or the Bank representing 10% or more of the consolidated assets of RBS and the Bank, (C) issue, sale or other disposition of securities representing 10% or more of the voting power of RBS or the Bank, and (D) transactions in which any person or group shall acquire beneficial ownership of 10% or more of the outstanding RBS Common Stock or Bank common stock.

         RBS has agreed that it will immediately advise Union of, and communicate to Union the terms of, any such inquiry or proposal addressed to RBS or the Bank or of which RBS or the Bank, or their respective officers, directors, employees, agents, or representatives (including its investment bankers) has knowledge.

Interests of Certain Persons in the Affiliation

         The Affiliation Agreement provides that following the Effective Date, Union shall indemnify and hold harmless any person who has rights to indemnification from RBS, to the same extent and on the same conditions as such person is entitled to indemnification pursuant to the applicable provisions of Title 13.1 of the VSCA and RBS's Articles of Incorporation, as in effect on the date of the Affiliation Agreement, to the extent legally permitted with respect to matters occurring on or prior to the Effective Date, including, without limitation, the transactions contemplated in the Affiliation Agreement. Union's obligations with respect to indemnification shall be no greater than RBS's obligations as of the date of the Affiliation Agreement. Union has also agreed to use its reasonable best efforts to maintain RBS's existing directors' and officers' liability policy, or another policy providing at least comparable coverage, covering persons who are currently covered by such insurance of RBS for a period of three years after the Effective Date on terms no less favorable than those in effect on the date of the Affiliation Agreement. Mr. Conry's existing employment contracts with RBS and the Bank will be replaced by a new employment agreement with Union if the Affiliation is consummated. See "CERTAIN OTHER AGREEMENT--Conry Employment Agreement" below.

Termination and Termination Fee

         The Affiliation Agreement provides that it may be terminated and the Affiliation abandoned at any time prior to the Effective Date: (a) by the mutual consent of RBS and Union; (b) by Union if certain of the conditions set forth in the Affiliation Agreement have not been met or waived by Union, or if at any time Union receives information from any regulatory authority, which by law is required to approve the Affiliation, or which has authority to challenge the validity of the Affiliation in judicial proceedings or otherwise, that provides a substantial basis for reasonably concluding that the required regulatory approval will not be granted or the Affiliation or such transactions will be so challenged; or if the RBS Board of Directors recommends to the RBS Shareholders or accepts an Acquisition Proposal; (c) by RBS if certain conditions set forth in the Affiliation Agreement have not been met or waived by RBS, or if in compliance with the provisions of the Affiliation Agreement, it recommends to the RBS Shareholders or accepts an Acquisition Proposal; and (d) by Union or RBS if the Affiliation is not consummated by November 30, 1998. The Affiliation Agreement provides that no party shall be relieved of or released from any liability arising out of an intentional breach of any provision thereof. See "CERTAIN OTHER AGREEMENTS--The Stock Option Agreement."

         The Affiliation Agreement provides that upon termination of the Agreement by Union, if the directors of RBS recommend to its shareholders or if RBS accepts an Acquisition Proposal, or if terminated by RBS in compliance with
Section 1.12 of the Affiliation Agreement (addressing the RBS Board's conclusion, based upon written advice of counsel, that its fiduciary obligations require consideration, acceptance or recommendation of an Acquisition Proposal), RBS shall pay Union a termination fee in the amount of $310,000.00 and RBS's and Union's transaction expenses.

Appraisal Rights of Dissenting Shareholders

         An RBS Shareholder who objects to the Affiliation (a "Dissenting Shareholder") and who complies with the provisions of Article 15 of Title 13.1 of the VSCA ("Article 15") may demand the right to receive a cash payment, if the Affiliation is consummated, for the fair value of his stock immediately before the Effective Date, exclusive of any appreciation or depreciation in anticipation of the Affiliation unless such exclusion would be inequitable. In order to receive payment, a Dissenting Shareholder must deliver to RBS prior to the vote at the Special Meeting a written notice of intent to demand payment for his shares if the Affiliation is effectuated (an "Intent to Demand Payment") and must not vote his shares to approve the Affiliation Agreement. An RBS Shareholder who returns a signed proxy but fails to provide instructions as to the manner in which such shares are to be voted will be deemed to have voted to approve the Affiliation Agreement, and, therefore, to have waived his dissenters' rights. An RBS Shareholder may vote against the Affiliation Agreement, abstain from voting on the Affiliation Agreement or refrain from voting on (by not returning the proxy or by not voting at the meeting) the Affiliation Agreement without losing his right to assert dissenters' rights, as long as such RBS Shareholder's Intent to Demand Payment is timely given. The Intent to Demand Payment should be addressed to: Elisabeth J. Jones, President, Rappahannock Bankshares, Inc., 257 Gay Street, P.O. Box 179, Washington, Virginia 22747-0179. A VOTE AGAINST OR AN ABSTENTION WITH REGARD TO THE AFFILIATION AGREEMENT WILL NOT ITSELF CONSTITUTE A TIMELY WRITTEN NOTICE OF INTENT TO DEMAND PAYMENT AND A FAILURE TO VOTE WILL NOT CONSTITUTE A TIMELY WRITTEN NOTICE OF INTENT TO DEMAND PAYMENT.

         An RBS Shareholder of record may assert dissenters' rights as to fewer than all the shares registered in his name only if the RBS Shareholder dissents with respect to all shares beneficially owned by any one person and notifies RBS in writing (delivered or mailed to the name and address noted immediately above) of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenter are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders. A beneficial shareholder of RBS Common Stock may assert dissenters' rights as to shares held on his behalf by a shareholder of record only if (i) he submits to RBS the record shareholder's written consent to the dissent not later than the time when the beneficial shareholder asserts dissenters' rights, and (ii) he dissents with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote, and
(iii) he files an Intent to Demand Payment in a timely manner.

         If the Affiliation is consummated, within 10 days after the Effective Date Union is required to deliver a notice in writing (a "Dissenter's Notice") to each Dissenting Shareholder who has filed an Intent to Demand Payment and who has not voted such shares to approve the Affiliation Agreement. The Dissenter's Notice shall (i) state where the demand for payment (the "Payment Demand") shall be sent and where and when stock certificates shall be deposited; (ii) supply a form for demanding payment; (iii) set a date by which Union must receive the Payment Demand (which may not be fewer than 30 nor more than 60 days after delivery of the Dissenter's Notice); and (iv) be accompanied by a copy of
Article 15. A Dissenting Shareholder who is sent a Dissenter's Notice must submit the Payment Demand and deposit his stock certificates in accordance with the terms of, and within the time frames set forth in, the Dissenter's Notice. As a part of the Payment Demand, the Dissenting Shareholder must certify whether he acquired beneficial ownership of the shares before or after the date of the first public announcement of the terms of the proposed Affiliation (the "Announcement Date"), which was February 25, 1998.

         Except with respect to shares of RBS Common Stock acquired after the Announcement Date, Union shall pay a Dissenting Shareholder the amount Union estimates to be the fair value of his shares, plus accrued interest. Such payment shall be made within 30 days of receipt of the Dissenting Shareholder's Payment Demand. As to shares of RBS Common Stock acquired after the Announcement Date, Union is only obligated to estimate the fair value of the shares, plus accrued interest, and to offer to pay this amount to the Dissenting Shareholder conditioned upon the Dissenting Shareholder's agreement to accept it in full satisfaction of his claim.

         If a Dissenting Shareholder believes that the amount paid or offered by Union is less than the fair value of his shares of RBS Common Stock, or that the interest due is incorrectly calculated, that Dissenting Shareholder may notify Union in writing of his own estimate of the fair value of his shares and amount of interest due and demand payment of such estimate (less any amount already received by the Dissenting Shareholder) (the "Estimate and Demand"). The Dissenting Shareholder must notify Union of the Estimate and Demand within 30 days after the date Union makes or offers to make payment to the Dissenting Shareholder.

         Within 60 days after receiving the Estimate and Demand, Union must either commence a proceeding in the appropriate circuit court to determine the fair value of the Dissenting Shareholder's shares and accrued interest, or Union must pay each Dissenting Shareholder whose demand remains unsettled the amount demanded. If a judicial determination of the "fair value" of RBS Common Stock held by such RBS Shareholder is necessary, such a determination may result in a value that is more than, less than, or equal to the consideration which would have been paid by Union pursuant to the Affiliation. If a proceeding is commenced, the court must determine all costs of the proceeding and must assess those costs against Union, except that the court may assess costs against all or some of the Dissenting Shareholders to the extent the court finds that the Dissenting Shareholders did not act in good faith in demanding payment of the Dissenting Shareholder's estimates.

         The foregoing discussion is a summary of the material provisions of
Article 15 and is not intended to be a complete statement of its provisions. The foregoing discussion is qualified in its entirety by reference to the full text of Article 15, which RBS Shareholders are strongly encouraged to review carefully and which is included as Annex C to this Prospectus and Proxy Statement. No further notice of the events giving rise to dissenters' rights or any steps associated therewith will be furnished to RBS shareholders, except as indicated above or otherwise required by law.

         Any Dissenting Shareholder who perfects his right to be paid the fair value of his shares will recognize gain or loss, if any, for Federal income tax purposes upon the receipt of cash for his shares. The amount of gain or loss and its character as ordinary or capital gain or loss will be determined in accordance with applicable provisions of the Code. See "THE AFFILIATION--Certain Federal Income Tax Consequences."


                            CERTAIN OTHER AGREEMENTS

The Support Agreement

         As a condition to Union entering into the Affiliation Agreement, directors and officers of RBS owning an aggregate of 314 shares (31.4%) of the outstanding RBS Common Stock (the "Supporting RBS Shareholders"), entered into a Support Agreement dated as of January 30, 1998 (the "Support Agreement") with Union. Pursuant to the Support Agreement, each of the Supporting RBS Shareholders has agreed (a) not to pledge, hypothecate, grant a security interest in, sell, transfer or otherwise dispose of or encumber (other than pledges for loans disclosed to and approved by Union) nor enter into any agreement, arrangement or understanding (other than a proxy for purposes of approving the Affiliation Agreement) which would restrict, establish a right of first refusal to or otherwise relate to the transfer or voting of the shares of RBS Common Stock owned or acquired by such Supporting RBS Shareholder during the term of the Support Agreement; (b) not to directly or indirectly, solicit, initiate or encourage inquiries or proposals from, or participate in discussions or negotiations with, or provide any information to, any individual or entity (other than Union and its employees and agents) concerning any sale of assets, sale or exchange of stock, merger, consolidation or similar transactions involving RBS or the Bank, and to use all commercially reasonable efforts to assure that RBS or the Bank takes no such steps; (c) to immediately advise Union of any such inquiry or proposal of which such Supporting RBS Shareholder has knowledge; (d) to vote his or her shares of RBS Common Stock in favor of the Affiliation Agreement and the transactions contemplated thereby, and subject to certain fiduciary duties, to use his best efforts to cause the Affiliation to be effected. The Support Agreement terminates upon the termination of the Affiliation Agreement.

         The Supporting RBS Shareholders also agreed under the Support Agreement to a three year non-competition provision. After the date of the Support Agreement and for a three year period following consummation of the Affiliation, the Supporting RBS Shareholders may not invest in or otherwise participate in any manner in a bank or other financial institution which conducts or will conduct business in the market in which the Bank operates as of January 30, 1998.

Conry Employment Agreement

         The Bank, RBS and John R. Conry, Jr. entered into a replacement employment agreement, the effective date of which is contingent upon the Closing of the Affiliation, related to his continued service as the Executive Vice President and Chief Executive Officer of the Bank following the Effective Date (the "New Agreement"). The Bank currently employs Mr. Conry as Executive Vice President and Chief Executive Officer pursuant to an employment agreement dated April 21, 1997 between Mr. Conry and the Bank. Performance by the Bank of its financial obligations under the Bank Employment Agreement is guaranteed by RBS, pursuant to another employment agreement dated April 21, 1997 between Mr. Conry and RBS (collectively, these agreements are referenced as the "Existing Agreements")

         The Agreement provides that consummation of the Merger is conditioned, in part, on the Bank and Mr. Conry entering into the New Agreement, and terminating the Existing Agreements, effective as of the Effective Date of the Merger. The new employment agreement provides essentially the same terms as the Existing Agreement except that in the event his employment is terminated by the Bank without "cause" (as defined therein), Mr. Conry is entitled to receive the full financial benefit of his agreement through April 20, 2000, the termination date of the Existing Agreements, rather than for a period of 12 months. Mr. Conry waived the provisions of the Existing Agreements related to the Affiliation constituting a "change of control." Any successor in interest of the Bank must assume the obligations under the New Agreement.

Affiliate Undertakings

         In connection with the execution and delivery of the Affiliation Agreement, the Supporting RBS Shareholders also executed a memorandum, undertaking and agreement (the "Undertaking") pursuant to which they have undertaken to comply with certain provisions of the federal securities laws and to be subject to additional restrictions on the sale of shares of Union Common Stock. See "THE AFFILIATION--Accounting Treatment" and "--Resale of Union Common Stock After the Affiliation by Controlling Persons."

Market Prices and Dividends

         Union Common Stock is listed on the NASDAQ National Market System ("NASDAQ/NMS") under the symbol "UBSH." Quarterly information on the high and low closing sales prices of Union Common Stock on NASDAQ/NMS for the first quarter of 1998 and each of the quarterly periods in 1997, 1996 and 1995 are set forth in the following table.


NASDAQ/NMS                                                             Closing Sales Price
----------                                                     High                            Low
                                                               ----                            ---
1998
Second Quarter (through May 11)                                45.75                          41.50
First Quarter                                                  44.75                          39.75

1997
Fourth Quarter                                                 44.75                            32.75
Third Quarter                                                  33.75                            28.75
Second Quarter                                                 31.00                            24.25
First Quarter                                                  26.25                            25.00

1996
Fourth Quarter                                                 26.25                            25.00
Third Quarter                                                  27.00                            24.50
Second Quarter                                                 27.75                            23.50
First Quarter                                                  27.25                            24.50

1995
Fourth Quarter                                                 28.00                            24.25
Third Quarter                                                  27.50                            23.50
Second Quarter                                                 26.50                            22.00
First Quarter                                                  27.00                            22.00

                               DESCRIPTION OF RBS

         RBS was organized in 1985 as a Virginia corporation for the purpose of serving as the parent holding company for the Bank. RBS does not engage in any activities other than acting as a holding company for the Bank. Accordingly, the principal business of RBS is conducted through the Bank.

         As of December 31, 1997, RBS had total assets of approximately $20.2 million, total deposits of approximately $17.1 million and total shareholders' equity of approximately $2.9 million. RBS is the second largest independent financial institution in its service area in terms of total assets and has the largest deposit market share of any bank in the area.
         The Bank is a community-oriented institution and provides a wide range of deposit, loan and other general banking services to individuals, businesses, institutions and governmental entities, including individual and commercial demand and time deposit accounts, commercial and consumer loans, residential mortgages, credit card services and safe deposit boxes. The Bank also offers a full line of trust services.

         RBS and the Bank are subject to state and federal banking laws and regulations which impose specific requirements or restrictions on and provide for general regulatory oversight with respect to virtually all aspects of operations. As a national banking association, the Bank is regulated and examined by the Office of the Comptroller of the Currency. RBS is registered as a bank holding company under the BHCA and is, therefore, subject to regulation and examination of the Board of Governors of the Federal Reserve System.

         The Bank's Main Office is located in Washington, Virginia. The Bank owns its banking office.

         As of May 12, 1998, the Bank employed seven people on a full-time basis.

Security Ownership of Certain Beneficial Owners and Management

         The persons named below are members of the present Boards of Directors of RBS and the Bank.

         The table sets forth the beneficial ownership of RBS Common Stock by the directors, executive officers and holders of five percent or more of the outstanding shares of the RBS Common Stock and all directors and executive officers of RBS as a group as of May 12, 1998.

                                             Number of Shares of
                                                Common Stock                   Percent of
      Nominee and Address                   Beneficially Owned(1)                 Class
      -------------------                   ---------------------              ----------
Elisabeth J. Jones                                    20                            *
James W. Fletcher, III                               204                          20.4%
John R. Conry, Jr.                                    1                             *
A. F. Cannon                                        50(2)                           *
T. B. Massie                                          22                            *
Mary L. Payne                                         10                            *
G. E. Williams                                        7                             *
All Directors and Executive                          314                          31.4%
Officers are a group (7
individuals)


-------------
*    Represents less than 1% of the outstanding shares.

(1) For purposes of this table, beneficial ownership has been determined as of May 12, 1998 in accordance with the provisions of Rule 13d-3 of the Exchange Act under which, in general, a person is deemed to be the beneficial owner of a security if he has or shares the power to vote or direct the voting of the security or the power to dispose of or direct the disposition of the security, or has the right to acquire beneficial ownership of the security within 60 days.

(2) Includes shares owned by the spouse of Mr. Cannon with respect to which he has joint power to vote.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS,
                      AND RELATED STATISTICAL INFORMATION

         The following discussion is intended to assist readers in understanding and evaluating the financial conditions and results of operations of the Bank. This review should be read in conjunction with the Bank's financial statements and accompanying notes included herein. This analysis provides an overview of the significant changes that occurred during the periods presented.

Overview

         RBS's performance for the year of 1997 stayed level versus the same period a year ago. Net income for 1997 was $282,788 compared to $282,814 for 1996, with earnings per share of $282.79 compared to $282.81 in 1996.

         Return on average equity for 1997 was 9.89% and 10.31% 1996. Return on average assets for 1997 was 1.65% and 1.64% in 1996.

         These performance figures have remained steady, although return on average assets declined from 1.75% in 1995 to 1.64% in 1996 and up to 1.65% in 1997. The return on average equity declined in 1997 to 9.89% from 10.31% in 1996, which was up from 11.23% in 1995.

         RBS's average loan to average deposits ratio has ranged from 22.12% to 33.83% since 1995. RBS has consistently increased its market share, as measured by deposits. Since 1995 total average assets have increased 4.76% to $17,292,000 at December 31, 1997.

         RBS's net interest margin has declined to 4.52% in 1997, from 4.94% in 1995. The decline in the net interest margin is a result of the general decline in interest rates in the economy. RBS's interest expense as a percent of average earning assets has remained very stable ranging from 1.92% in 1995 up to 1.95% in 1996 and then down to 1.94% in 1997.

Net Interest Income

         Net interest income is the major component of RBS's earnings and is equal to the amount by which interest income exceeds interest expense. Earning assets are composed primarily of loans and securities, while deposits represent the major portion of interest-bearing liabilities. Changes in the volume and mix of these assets and liabilities, as well as changes in the yields earned and rates paid, are determinants in changes in net interest income. Net interest margin is calculated as net interest income divided by average earning assets and represents the RBS's net yield on its earning assets.

         Net interest income was $741 thousand in 1997, 1.46% less than the $752 thousand in 1996. This decrease in net interest income was primarily due to volume decreases in the loan portfolio, as loan demand continued to decline. The average balance of the loan portfolio was $3,567 million for 1997, down 8.35% from 1996. The average balance of the securities portfolio was $9,419 thousand for 1997, an increase of 7.97% from an average securities portfolio of $8,724 thousand in 1996. Although interest rates were lower in 1997 than 1996, the yield on average loans decreased 21 basis points to 9.45% from 9.66% in 1996, while the yield on securities increased 4 basis points to 5.70% in 1997 from 5.66% in 1996. Interest expense in 1997 was $318 thousands down 0.63% from $320 thousands in 1996, while the average cost of interest-bearing liabilities was 3.24% up 5 basis points from 1996. This decrease in the average balance of interest earning assets of 0.23% to $16,381 thousand in 1997 from $16,419 thousand in 1996 coupled with the decrease of 7 basis points in the yield on average earnings assets in 1997 versus 1996, together with an increase of interest bearing liabilities produced an decrease of 6 basis points, or 1.31% in the net interest margins for 4.58% in 1996 to 4.52% in 1997.

         Net interest income was $752 thousand in 1996, 2.46% less than the $771 thousand in 1995. The decline in net interest income was primarily due to volume decreases in the loan portfolio. The average balance of loans decreased $501 thousand, or 11.40% from $4,393 thousand in 1995 to $3,892 thousand in 1996 while the average balance of securities portfolio increased $188 thousand, or 2.20%, for $8,536 thousand in 1995 to $8,724 thousand in 1996.

         Average earning assets increased $814 thousand or 5.22% in 1996 to $16,419 thousand from $15,605 thousand in 1995. Interest rates were slightly lower in 1996 than 1995. Therefore, the yield on average earning assets declined 33 basis points in 1996, to 6.53%, versus for 6.86% in 1995, with the yield on loans increasing 3 basis points from 9.63% in 1995 to 9.66% in 1996, while the yield on securities actually decreased 10 basis points from 5.76% in 1995 to 5.66% in 1996. Total interest-bearing liabilities on average increased 5.88% from $9,486 thousand in 1995 to $10,044 thousand in 1996 and the average rate paid on interest-bearing liabilities increased 3 basis points to 3.19% in 1996 from 3.16% in 1995. The net interest margin declined 36 basis points, or 7.30%, in 1996, from 4.94% in 1995 to 4.58% in 1996. The decline in net interest margin was due primarily to a greater increase in interest-bearing liabilities than interest-earning assets.

         Other Income. Other income is comprised of service charges and other fee related income from services rendered by the Bank. In addition, gains and losses realized from the sale of fixed assets are included in other income.

         RBS's total other income increased from $114 thousand in 1996 to $116 thousand 1997. The increase is attributed to an increase in service charge income on deposit accounts.

         Other income decreased $31 thousand, or 21.51%, from 1995 to 1996. Service charges on deposit accounts decreased 18.25% or $23 thousand due to one account volume of business.

         Other Expenses. Other expenses represents the overhead of the bank. RBS's management actively monitors all categories of other expense in an attempt to improve productivity and earnings performance.

         In 1997, total other expenses increased $8 thousand or 1.66% compared to the same period last year. Salaries and benefits increased $4 thousand.

         In 1996, other expense decreased 6.51% to $480 thousand. These decreases were due to the bank having a significant savings in FDIC insurance of $10 thousand due to the lowering of insurance premiums.

         Income Taxes. Income tax expense was $87 thousand for 1997. The provision for 1996 was $102 thousand versus $113 thousand in 1995. The decrease resulted primarily from a decrease in taxable income.

         The following table illustrates average balances of total interest earning assets and total interest bearing liabilities for the period indicated. It shows the distribution of assets, liabilities and stockholders' equity and the related income, expense and corresponding weighted average yields and rates. The average balances used for the purpose of these tables and other statistics disclosures were calculated by using daily average balances.

   Average Balance, Interest Income and Expenses, and Average Yields and Rates
                             (Dollars in Thousands)

                                                                                                     Years Ended December 31
                                                  ----------------------------------------------------------------------------------
                                                                    1997                                      1996
                                                  ------------------------------------------ ---------------------------------------
                                                                      Interest                               Interest
                                                      Average         Income/       Yield      Average        Income/        Yield
                                                      Balance         Expense        Rate      Balance        Expense         Rate
                                                      -------         -------        ----      -------        -------         ----
    Assets:
       Securities                                      $9,419            $537        5.70%      $8,724          $494           5.66%
       Federal Funds Sold                               3,395             185        5.45%       3,803           202           5.31%
       Loans (net) (1)                                  3,567             337        9.45%       3,892           376           9.66%
                                                  ----------------- -------------            ------------- --------------
          Total earning assets                        $16,381          $1,059        6.46%     $16,419         1,072           6.53%
    Non-interest earning assets:
       Cash and due from banks                            796                                      664
       Premises and equipment                              48                                       57
       Other assets                                       294                                      287
       Less:  allowance for loan losses                  -227                                     -220
                                                  ================= =============            ============= ==============
          Total Assets                                $17,292          $1,059                  $17,207        $1,072
                                                  ================= =============            ============= ==============
    Liabilities and Stockholders' Equity
    Interest-bearing deposits:
       Regular savings                                  6,748             202        2.99%       8,152           245           3.01%
       Time deposits                                    1,138              52        4.57%       1,079            48           4.45%
                                                  ----------------- -------------
       Time deposits>$100,000                           1,936              64        3.31%         813            27           3.32%
                                                  ----------------- -------------            ------------- --------------
       Total interest-bearing deposits                 $9,822            $318        3.24%     $10,044          $320           3.19%
    Non-interest bearing liabilities:
       Demand Deposits                                  4,466                                    4,232
       Other Liabilities                                  145                                      189

                                                  -----------------                          -------------
          Total liabilities                           $14,433                                  $14,465
    Stockholders' equity                                2,859                                    2,742
                                                  -----------------                          -------------
          Total liabilities and stockholders'
            equity                                    $17,292                                  $17,207
                                                  =================                          =============
    Net interest income                                                  $741                                   $752
                                                                    =============                          ==============
    Interest rate spread (2)                                                         3.22%                                     3.34%
    Interest expense as a percent of                                                 1.94%                                     1.95%
       average earning assets
    Net interest margin (3)                                                          4.52%                                     4.58%


                                                --------------------------------------
                                                                  1995
                                                --------------------------------------
                                                                 Interest
                                                    Average       Income/       Yield
                                                    Balance       Expense        Rate
                                                    -------       -------        ----
    Assets:
       Securities                                    $8,536         $492         5.76%
       Federal Funds Sold                             2,676          156         5.83%
       Loans (net) (1)                                4,393          423         9.63%
                                                 -------------- ------------
          Total earning assets                      $15,605       $1,071         6.86%
    Non-interest earning assets:
       Cash and due from banks                          809
       Premises and equipment                            74
       Other assets                                     227
       Less:  allowance for loan losses                -208
                                                 ============== ============
          Total Assets                              $16,507       $1,071
                                                 ============== ============
    Liabilities and Stockholders' Equity
    Interest-bearing deposits:
       Regular savings                                7,919          237         2.99%
       Time deposits                                  1,110           45         4.05%
                                                 -------------- ------------
       Time deposits>$100,000                           457           18         3.94%
                                                 -------------- ------------
       Total interest-bearing deposits               $9,486         $300         3.16%
    Non-interest bearing liabilities:
       Demand Deposits                                4,254
       Other Liabilities                                168
                                                 --------------

          Total liabilities                         $13,908
    Stockholders' equity                              2,599
                                                 --------------
          Total liabilities and stockholders'
             equity                                 $16,507
                                                 ==============
    Net interest income                                             $771
                                                                ============
    Interest rate spread (2)                                                     3.70%
    Interest expense as a percent of                                             1.92%
       average earning assets
    Net interest margin (3)                                                      4.94%

(1) Nonaccruing loans are included in average loans outstanding.
(2) Interest spread is the average yield earned on earning assets less the average rate incurred on interest bearing liabilities.
(3) Net interest margin is the net interest income expressed as a percentage of average earning assets.

        The following table describes the impact on interest income of the Bank resulting from changes in average balances and average rates for the periods shown. The change in interest due to both volume and rate has been allocated to changes in rate.

                            Volume and Rate Analysis
                             (Dollars in Thousands)

                                                                   Years Ended December 31,
                                       1997 vs 1996                      1996 vs 1995                      1995 vs 1994
                                    -------------------              -------------------               -------------------
                                    Increase (decrease)              Increase (decrease)               Increase (decrease)
                                     Due to change in:                Due to change in:                 Due to change in:
                               Volume      Rate       Total      Volume      Rate       Total     Volume       Rate       Total
                              ---------- ---------- ----------- ---------- ---------- ---------- ---------- ----------- ----------
Interest Income on:
   Securities                     39          4        43           11         (9)          2         (86)     105            19
   Federal funds sold            (22)         5       (17)          66        (20)         46          47       38            85
   Loans                         (31)        (8)      (39)         (48)         1         (47)         20      (28)           (8)
                              ---------- ---------- ----------- ---------- ---------- ---------- ---------- ----------- ----------
Interest Income                  (14)        (1)      (13)          29        (28)          1         (19)     115            96
                              ---------- ---------- ----------- ---------- ---------- ---------- ---------- ----------- ----------

Interest expense:
Deposits:
   Savings                       (42)        (1)      (43)           7          1           8         (37)       0           (37)
   Time deposits                  94        (53)       41           49        (37)         12          16       (6)           10
                              ---------- ---------- ----------- ---------- ---------- ---------- ---------- ----------- ----------
   Total Interest Bearing         52        (54)       (2)          56        (36)         20         (22)      (5)          (27)
    Deposits

Net interest earnings                                 (11)                                (19)                               123
                              ========== ========== =========== ========== ========== ========== ========== =========== ==========

Interest Sensitivity

        Measuring the sensitivity to changes in interest rates is an important tool the Bank utilizes to minimize effects of significant changes, up or down, in market interest rates. The table below shows the interest sensitivity gap position of the Bank as of December 31, 1997.

                          Interest Sensitivity Analysis
                             (DOLLARS IN THOUSANDS)

                                                 Within          3-12         1 to 5         Over          Total
                                                3 Months        Months        Years         5 Years
Interest-Earning Assets:
   Federal funds sold                                $6,320            $0            $0             $0        $6,320
   Investment securities                                570         1,130         7,223              0         8,923
   Loans (2)                                          1,222           245         2,546              0         4,013
                                              -------------- ------------- ------------- -------------- -------------

         Total earning assets                        $8,112        $1,375        $9,769             $0       $19,256
                                              -------------- ------------- ------------- -------------- -------------

Interest Bearing Liabilities:
   Deposits:
      Demand                                         $4,744            $0            $0             $0        $4,744
      Savings                                             0         8,320             0              0         8,346
      Time deposits, $100,000 and over                2,400           100           250              0         2,750
      Other time deposits                               386           370           542              0         1,298
                                              -------------- ------------- ------------- -------------- -------------

         Total interest-bearing liabilities          $7,530        $8,790          $792             $0       $17,112
                                              -------------- ------------- ------------- -------------- -------------

Period Gap                                             $582      ($7,415)        $8,977             $0        $2,144

Cumulative Gap                                         $582      ($6,833)        $2,144         $2,144

Ratio of cumulative gap to total earnings             3.02%       -35.49%        11.13%         11.13%
assets

      (1) The repricing dates may differ from maturity dates for certain assets due to prepayment assumptions.
      (2) Excludes nonaccrual loans.

         As a real estate secured lender and with shorter term liabilities, the bank has made its' loans with a maturity to generally not be longer than three years. To counter this, the Bank attempts to keep a sizable portion of its certificate of deposits maturing within a one-to-three year period.

         The table shows the Bank to be liability sensitive in the first 12 months and asset sensitive in the 1 to 3 month period. The Bank is overall liability sensitive in the one year and under time frame and the potential impact on the earnings of the Bank is within parameters established to control interest rate risk.

Securities

          Securities Held-to-Maturity. The carrying value of investment securities amounted to $7,328 thousand as of December 31, 1997 as compared to $5,020 thousand a year earlier and $5,552 thousand as of December 31, 1995. The comparison of amortized cost (carrying value) to fair value is shown in the following table and note 2 of the financial statements contains more information on securities held-to-maturity.

          Securities Available-for-Sale. Securities available-for-sale are used by the Bank as part of the management of the interest rate risk management process and for liquidity purposes. These securities are marked to market on a quarterly basis and may be sold at any time. The fair market value of these securities was $1,603 thousand as of December 31, 1997, $3,555 thousand as of December 31, 1996 and $3,817 thousand on December 31, 1995. Note 2 of the financial statements contains more information on securities available-for-sale.

                              Securities Portfolio
                              (DOLLARS IN THOUSAND)

                                                                           December 31, 1997
                                                   ------------------------------------------------------------------
                                                          Held to Maturity                 Available for Sale
                                                      Amortized          Fair          Amortized          Fair
                                                        Cost            Value            Cost             Value
                                                   ---------------- --------------- ---------------- ----------------
                  Book Value
U.S. Treasury and agency securities                         $5,328          $5,356           $1,600           $1,594
Securities issued by
  states and political subdivisions                          2,000           2,021                0                0
Other securities                                                 0               0                9                9
                                                   ---------------- --------------- ---------------- ----------------
   Total                                                    $7,328          $7,377           $1,609           $1,603
                                                   ================ =============== ================ ================
                                                                           December 31, 1996
                                                   ------------------------------------------------------------------
                                                          Held to Maturity                 Available for Sale
                                                      Amortized          Fair          Amortized          Fair
                                                        Cost            Value            Cost             Value
                                                   ---------------- --------------- ---------------- ----------------
                  Book Value
U.S. Treasury and agency securities                         $3,090          $3,099           $3,565           $3,546
Securities issued by
  states and political subdivisions                          1,930           1,938                0                0
Other securities                                                 0               0                9                9
                                                   ---------------- --------------- ---------------- ----------------
   Total                                                    $5,020          $5,037           $3,574           $3,555
                                                   ================ =============== ================ ================
                                                                           December 31, 1995
                                                   ------------------------------------------------------------------
                                                          Held to Maturity                 Available for Sale
                                                      Amortized          Fair          Amortized          Fair
                                                        Cost            Value            Cost             Value
                                                   ---------------- --------------- ---------------- ----------------
                  Book Value
U.S. Treasury and agency securities                         $4,128          $4,144           $3,801           $3,808
Securities issued by
  states and political subdivisions                          1,424           1,434                0                0
Other securities                                                 0               0                9                9
                                                   ---------------- --------------- ---------------- ----------------
   Total                                                    $5,552          $5,578           $3,810           $3,817
                                                   ================ =============== ================ ================

RBS does not hold any derivative instruments.

         The following table sets forth the maturity distribution and weighted average yields of the investment portfolio at December 31, 1997. The weighted average yields are calculated on the basis of book value of the investment portfolio and on the interest income of investments adjusted for amortization of premium and accretion of discount.


                            Maturities of Investments
                             (DOLLARS IN THOUSANDS)

                                                                  Weighted                                   Weighted
                                        Amortized      Fair        Average         Amortized       Fair      Average
                                          Cost         Value        Yield             Cost        Value       Yield
                                       ------------ ------------ ------------     ------------- ----------- -----------
U.S. Treasury and agency securities
     Within 12 months                         $800         $803        6.26%              $300        $301       6.14%
     Over 1 year through 5 years             4,529        4,553        6.18%             1,300       1,293       6.23%
     Over 5 years through 10 years               0            0        0.00%                 0           0       0.00%
     Over 10 years                               0            0        0.00%                 0           0       0.00%

Securities issues by
   states and political subdivisions
     Within 12 months                          505          505        3.59%                 0           0       0.00%
     Over 1 year through 5 years             1,384        1,403        4.01%                 0           0       0.00%
     Over 5 years through 10 years               0            0        0.00%                 0           0       0.00%
     Over 10 years                             111          112        4.70%                 0           0       0.00%
                                                                                  ------------- ----------- -----------
Total                                       $7,329       $7,376        5.59%            $1,600      $1,594       6.22%
                                       ============ ============ ============     ============= =========== ===========

Loan Portfolio

         RBS's loan portfolio is comprised of commercial loans, commercial and residential real estate loans, construction loans and consumer loans. The primary market for these loan is the Town of Washington and Rappahannock County.

         Net loans on December 31, 1997, equaled $4,013 thousand as compared to $3,761 thousand at year end 1996. Net loans grew 6.70% during 1997. From year end 1995 to year end 1996, net loans decreased $559 thousand or 12.94%. RBS does not have any foreign loans or highly leveraged transactions.

         Real estate loans comprise the majority of RBS's loan portfolio. Commercial loans consist of lines of credit to finance seasonal inventory, accounts receivable or for other cash flow purposes such as agriculture, equipment loans and for other business purposes. These loans are made on both a variable rate basis as well as fixed rate with terms up to 1 year. Real estate loans consist of commercial and residential mortgages with mostly fixed rates and terms up to 30 years. Real estate loans with terms greater than 5 years are made on a balloon note basis with maturities ranging up to 5 years to allow the Bank to reevaluate both the credit worthiness and interest rate. Installment loans are primarily loans to individuals for the purchase of motor vehicles, household goods or other personal goods. Although RBS makes unsecured commercial loans to higher net worth borrowers, the majority of loans are secured.

         In the normal course of business, RBS makes various commitments to lend money and incurs certain contingent liabilities which are disclosed but not reflected in its financial statements. On December 31, 1997, 1996, and 1995, respectively, the Bank had no letters of credit outstanding.

         Interest income on all loans is computed on a simple interest basis based on the principal balance outstanding. Variable rate loans carry an interest rate tied to the prime lending rate as published in the Wall Street Journal.

         The following table summarizes the composition of the loan portfolio, together with percentages, at December 31, 1997, 1996 and 1995.

                                 Loan Portfolio
                             (DOLLARS IN THOUSANDS)

                                                                   December 31
                              ---------------------------------------------------------------------------------------
                                          1997                         1996                         1995
                                          ----                         ----                         ----
                                                 % to                         % to                         % to
                                                Total                         Total                        Total
                                                Gross                         Gross                        Gross
                                 Amount         Loans         Amount          Loans         Amount         Loans
                                 ------         -----         ------          -----         ------         -----
Commercial                          $63           1.57%        $182             4.84%         $137          3.17%
Real Estate                       3,569          88.94%       3,229            85.85%        3,537         81.88%
Installment                         381           9.49%         350             9.31%          646         14.95%
                              -------------- ------------- -------------- -------------- ------------- --------------
   Total loans                    4,013         100.00%       3,761           100.00%        4,320        100.00%
   Less unearned interest             0                           0                              0
                              --------------               --------------                -------------

         Net Loans               $4,013                      $3,761                         $4,320
                              ==============               ==============                =============

                             Loan Maturity Schedule

                                        December 31,
                                        -----------------------------------------------------------------------------
                                        Maturing
                                        ---------------------------------------------------------
                                                           After One
                                        Within             But Within          After
                                        One Year           Five Years          Five Years         Total
                                        --------           ----------          ----------         -----
                                        (DOLLARS IN THOUSANDS)
Fixed Rate                                      $635            $2,529                $0                 $3,164
Variable Rate                                    849                 0                 0                   $849
                                        ================== =================== ================== ===================
         Total                                $1,484            $2,529                $0                 $4,013
                                        ================== =================== ================== ===================

Asset Quality

         RBS maintains and follows written policies and procedures to assure that the quality of its assets remains high. The policy includes underwriting guidelines, collateral valuation standards, loan approval authorities and procedures for loan review identifying, monitoring and reporting on problem or potential problem loans. A committee of the Board of Directors is involved in reviewing RBS's potential problem loans as well as reports showing all loans made in the previous six months. All new loans are reported to the Board monthly.

         An analysis of the allowance for loan losses, including charge-off activity, is presented below for the periods indicated:

                            Allowance for Loan Losses
                             (DOLLARS IN THOUSANDS)

                                                                            December 31
                                               ----------------------------------------------------------------------
                                                        1997                   1996                    1995
                                                        ----                   ----                    ----
Balance, beginning of period                            $224                    $214                   $210
Loans charged off:
   Real Estate                                             0                       0                      0
   Commercial                                              0                       0                      0
   Installment                                             1                       0                      7
                                               ----------------------- ---------------------- -----------------------
         Total                                            $1                      $0                     $7
                                               ----------------------- ---------------------- -----------------------

Recoveries of loans previously charged off:
   Real Estate                                             0                       0                      0
   Commercial                                              0                       0                      0
   Installment                                            10                      10                     11
                                               ----------------------- ---------------------- -----------------------
         Total recoveries                                $10                     $10                    $11
                                               ----------------------- ---------------------- -----------------------

Net loans recovered (charged off)                         $9                     $10                     $4

Provision for loan losses                                  0                       0                      0
                                               ----------------------- ---------------------- -----------------------

Balance, end of period                                  $233                    $224                   $214
                                               ======================= ====================== =======================

Allowance for loan losses to
   period end total loans                                  5.81%                   5.96%                  4.95%

Allowance for loan losses
   to nonaccrual loans                                   221.90%                 217.48%                201.89%

         RBS attempts to maintain the allowance for loan losses at a sufficient level to provide for potential losses in the loan portfolio. Loan losses are charged directly to the allowance when they occur and similarly, recoveries are credited to the allowance. The level of the allowance is determined by a loan review officer, independent of the loan officer, upon consideration of a number of factors such as actual loss experience, assessments of problem and potential problem loans, changes in the size and or characteristics of the loan portfolio or in lending practices and changes in the local economy. Additionally, RBS is examined by one or more banking regulatory agencies on an annual basis. Much of the examination process involves a review of RBS's loan portfolio. The regulatory agency develops its own independent assessment of the loan quality and the adequacy of the allowance as well as identifying problem or potential problem loans. RBS utilizes these independent reviews as part of its consideration in judging the quality of the portfolio and adequacy of the allowance for loan losses.

         Based on the above, management believes that the December 31, 1997 allowance for loan losses was adequate at 5.81% of total loans to absorb credit losses inherent in the loan portfolio, although no assurance can be given in this regard due to competitive and economic uncertainties.

                              Nonperforming Assets
                             (DOLLARS IN THOUSANDS)

                                                                            December 31
                                               ----------------------------------------------------------------------
                                                        1997                   1996                    1995
                                               ----------------------- ---------------------- -----------------------
Nonaccrual loans                                        $105                    $103                   $106

Loans past due 90 days or more
   and still accruing                                      0                       0                      0

Allowance for loan losses to
   nonaccrual loans                                      221.90%                 217.48%                201.89%

Nonperforming assets to period
   end loans and OREO                                      2.62%                   2.74%                  2.45%

         Loans are generally placed on nonaccrual when a loan is specifically determined to be impaired or when the principal or interest is delinquent 90 days or more.

Deposits

         RBS uses deposits to fund its loans and investments portfolio. For 1997, total average deposits were $14,288 thousand compared to $14,276 thousand for 1996, a 0.08% increase. For the year 1995, total average deposits were $13,740 thousand for a 3.90% gain from 1995 to 1996.

         For 1997, the average noninterest-bearing deposits were $4,466 thousand and made up 31.25% of total average deposits. For 1996, the average noninterest-bearing deposits were $4,232 thousand or 29.64% of total deposits. For the year 1995, total average noninterest-bearing deposits were $4,254 thousand or 30.94%. The largest category of interest-bearing deposits is certificates of deposit. For 1997, certificates of deposit averaged $3,074 thousand or 21.11% of total average deposits compared to $1,892 thousand or 13.01% for 1996, and $1,567 thousand or 11.40% for 1995.

         RBS offers a variety of checking, and savings accounts to businesses, nonprofit, local government and individuals. The customers availing themselves of these services live and or work primarily in the local area which assures RBS of a stable deposit base.

         The following table details the average amount of, and the average rate paid on, the following deposit categories for the period indicated:

                     Average Deposits and Average Rates Paid
                             (DOLLARS IN THOUSANDS)

                                                                        December 31,
                                                  1997                      1996                      1995
                                                  ----                      ----                      ----
                                          Average      Average      Average      Average      Average      Average
                                          Balance     Rate Paid     Balance     Rate Paid     Balance     Rate Paid
                                          -------     ---------     -------     ---------     -------     ---------
Deposits
   Savings deposits                       $6,748         2.99%      $8,152         3.01%     $7,919          2.99%
   Time Deposits                           1,138         4.57%       1,079         4.45%      1,110          4.05%
   Large Denomination deposits             1,936         3.31%         813         3.32%        457          3.94%
                                        ------------ ------------ ------------ ------------ ------------ ------------
Total interest-bearing accounts           $9,822         3.24%     $10,044         3.19%     $9,486          3.16%
Noninterest-bearing deposits               4,466                     4,232                    4,254
         Total Deposits                  $14,288                   $14,276                  $13,740
                                        ============              ============              ============

         The following table is a summary of the maturity distribution of certificates of deposits with balance of $100,000 or more at December 31, 1997:

                       Maturity of CDs of $100,000 or More
                             (DOLLARS IN THOUSANDS)


Three months or less                    $2,400         87.27%
Over three months to one year              100          3.64%
Over one year to five years                250          9.09%
                                        ------        -------
   Total                                $2,750        100.00%
                                        ======        =======


         As of December 31, 1997, large certificates of deposit totaled $2,750 thousand and comprised 67.95% of the total certificates of deposit. At year end 1996 and 1995, large certificates registered $2,101 thousand, and $1,902 thousand, respectively. As shown in the table, 90.90% of the large certificates mature in one year or less and the remainder mature over a one to five year period. The Bank does not solicit large certificates of deposit from outside its local market and generally does not offer premium rates for larger certificates accounts.

Analysis of Capital

         The following table sets forth the various capital amounts and ratios for the dates indicated:

                               Analysis of Capital
                             (DOLLARS IN THOUSANDS)

                                                                            December 31
                                                  -------------------------------------------------------------------
                                                          1997                  1996                   1995
                                                          ----                  ----                   ----
Tier 1 Capital
   Common stock                                           $100                  $100                    $100
   Surplus                                                 200                   200                     200
   Retained earnings (deficit)                          $2,619                $2,478                  $2,365
                                                  --------------------- ---------------------- ----------------------

      Total Tier 1 Capital                              $2,919                $2,778                  $2,665
                                                  --------------------- ---------------------- ----------------------
Tier 2 Capital
   Allowance for loan losses (1)                            73                    63                      57
                                                  --------------------- ---------------------- ----------------------

      Total Tier 2 Capital                                 $73                   $63                     $57
                                                  --------------------- ---------------------- ----------------------
      Total risk-based capital                          $2,992                $2,841                  $2,722
                                                  ===================== ====================== ======================

         Risk-based assets                              $5,830                $5,028                   4,530
Capital Ratios:
   Tier 1 risk-based capital                                50.07%                55.25%                  58.83%
   Total risk-based capital                                 51.32%                56.50%                  60.08%
   Tier 1 capital to average total assets                   15.77%                14.90%                  14.44%

(1)      Limited to 1.25% of risk-weighted assets.

Liquidity

         Liquidity represents an institution's ability to meet present and future financial obligations through either the sale or maturity of existing assets or the acquisition of additional funds. Liquid assets include cash, federal funds sold investments, and maturing loans. The following table presents a summary of liquid assets available for use at December 31, 1997, 1996 and 1995.

                            Summary of Liquid Assets
                             (DOLLARS IN THOUSANDS)

                                                                               December 31,
                                                            ---------------------------------------------------------
                                                                  1997               1996                1995
                                                            ------------------ ------------------ -------------------
Cash and due from banks                                       $      812         $      633            $  1,133
Federal fluids sold                                                6,320              5,730               3,175
Investments held-to-maturity (1)                                   2,371              1,850               3,422
Available-for-sale securities (2)                                  1,594              3,546               3,894
                                                            ------------------ ------------------ -------------------
Total liquid assets                                              $11,097            $11,779             $11,624
                                                            ================== ================== ===================
Deposits and other liabilities                                   $17,316            $16,111             $15,575

Ratio of liquid assets to deposits and other liabilities          64.09%             73.11%              74.63%

(1) Only investments securities with a maturity of one year or less are considered liquid assets for this table.

(2) Excludes equity/other securities (Federal Reserve stock) not readily salable on the market.

         The Bank has borrowing arrangements with correspondent banks that enables it to borrow approximately $3,750 thousand for liquidity or to fund loans and investments. Although these arrangements have been in place for more than three years, the Bank has not utilized them. Additionally, RBS has the ability to sell loans, this is considered another source of liquidity and considered in management's liquidity plans and assessments. Management monitors liquidity closely on a regular basis and believes that the levels help plus the borrowing capability are adequate to meet any requirements.

         RBS currently has no long-term debt and no material commitments for capital expenditure.

Return on Equity and Assets

         The following table represents ratios considered to be significant indicators of RBS's profitability and financial condition as of the dates show:

                           Return on Equity and Assets
                             (DOLLARS IN THOUSANDS)

                                                                                   December 31,
                                                            ---------------------------------------------------------
                                                                  1997               1996                1995
                                                            ------------------ ------------------ -------------------
Return on average assets                                            1.64%             1.64%               1.75%
Return on average equity                                            9.90%            10.32%              11.12%
Equity to asset ratio                                              14.43%            14.71%              14.61%

Impact of the Year 2000 Issue

         The Year 2000 Issue is the result of computer programs begin written using two digits rather than four to define the applicable year. Any of RBS's computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculation causing disruptions of operations, including, among other things, a temporary inability to process transaction or engage in normal business activities.

         Based on a recent assessment, RBS determined that significant modification or replacements of software programs is not required. RBS has assurances from its software vendors that they will have a Year 2000 compliant version in time to meet federal guidelines. RBS has determined that should a vendor not meet expectations, the cost to change vendors to one who is year 2000 compliant would not materially affect RBS.

                                BUSINESS OF UNION

History and Business

         Union is a multi-bank holding company serving the Central and Northern Neck regions of Virginia through its three banking affiliates, Union Bank, Northern Neck Bank and King George Bank and its two non-bank subsidiaries, Union Investment and Union Mortgage (the latter held indirectly through each Affiliate Bank's direct ownership). Union was formed in connection with the affiliation of Union Bank and Northern Neck Bank in 1993. King George Bank became a wholly-owned subsidiary of Union in September, 1996. The Affiliate Banks are state-chartered, Federal Reserve member banks whose deposits are insured by the Federal Deposit Insurance Corporation. Each is a full-service commercial bank offering a wide range of banking and related financial services, including consumer and commercial demand and time deposit accounts, consumer and commercial loans, residential and commercial mortgages, credit card services and safe deposit boxes. Union Investment Services is a full-service discount brokerage firm providing a wide variety of investment choices to investors throughout Union's trade area. Union Mortgage Company provides a diverse offering of mortgage products to consumers.

         Through its 14 locations, Union Bank serves customers in a primary service area which stretches from its headquarters in Bowling Green along the I-95 corridor from Fredericksburg to central Hanover County and east to King William County. Northern Neck Bank serves the Northern Neck and Middle Peninsula regions through eight locations throughout the Northern Neck. The Subsidiary Banks have a long history of service, with Union Bank, Northern Neck Bank and King George Bank having been organized in 1902, 1909 and 1973, respectively. King George Bank enhances the Company's presence in the Fredericksburg and Northern Neck market through its two locations in King George County and Colonial Beach.

         At December 31, 1997, Union had total consolidated assets of approximately $595 million, total consolidated deposits through its banking affiliates of approximately $472 million and consolidated shareholders' equity of approximately $66 million. Union's total consolidated net income for the year ended December 31, 1997, was approximately $7.9 million, or $2.20 per share on a diluted basis.

         For additional information concerning Union, see Union's 1997 Annual Report to Shareholders included separately with this Proxy Statement/Prospectus. See also "Incorporation of Certain Information by Reference," "Selected Financial Data."

Union's Acquisition Program

         Management believes there are additional opportunities to acquire financial institutions or to acquire assets and deposits that will allow Union to enter new markets or increase market share in existing markets. Management intends to pursue acquisition opportunities in strategic markets where its managerial, operational and capital resources will enhance the performance of acquired institutions and may, after the date of this Proxy Statement/Prospectus, enter into agreements to acquire additional financial institutions. There can be no assurance that Union will be able to successfully effect any additional acquisition activity, or that any such acquisition activity will have a positive effect on the value of shares of Union Common Stock.


                    COMPARISON OF STOCKHOLDER RIGHTS OF UNION
                              AND RBS COMMON STOCK

General

         Union and RBS are corporations subject to the provisions of the VSCA. Shareholders of RBS, whose rights are governed by RBS's Articles of Incorporation and Bylaws and by the VSCA, will become shareholders of Union upon consummation of the Affiliation. The rights of such shareholders as shareholders of Union will then be governed by the Articles of Incorporation and Bylaws of Union and by the VSCA.

         The following is a summary of the material differences in the rights of shareholders of RBS and Union. This summary is qualified in its entirety by reference to the articles of incorporation and bylaws of each corporation and to the VSCA.

Authorized Capital

         Union. Union is authorized to issue (i) 12,000,000 shares of Common Stock, par value $4.00 per share, of which 3,575,937 shares were issued and outstanding as of December 31, 1997, and (ii) 500,000 shares of Preferred Stock, par value $10.00 per share, of which no shares were issued and outstanding as of December 31, 1997. Union's Articles of Incorporation authorize the Union Board, without shareholder approval, to fix the preferences, limitations and relative rights of the preferred stock and to establish series of such preferred stock and determine the variations between each series. If any shares of preferred stock are issued, the rights of holders of Union Common Stock would be subject to the rights and preferences conferred to holders of such preferred stock. There are no preemptive rights to purchase additional shares of capital stock of Union. See "Description of Union Capital Stock" for additional information.

         RBS. RBS is authorized to issue 1,000 shares of RBS Common Stock, par value $100.00 per share, of which 1,000 shares were issued and outstanding as of December 31, 1997. Similar to the shareholders of Union, the shareholders of RBS do not have preemptive rights to subscribe for and purchase any shares of RBS Common Stock issued for cash in order to retain their proportionate ownership in RBS.

Dividend Rights

         Union. The holders of Union Common Stock are entitled to share ratably in dividends when and as declared by the Union Board of Directors out of funds legally available therefor. One of the principal sources of income to Union is dividends from its Affiliate Banks. For a description of certain restrictions on the payment of dividends by banks, see "Market Prices and Dividends." Union's Articles of Incorporation permit the Union Board to issue preferred stock with terms set by the Union Board, which terms may include the right to receive dividends ahead of the holders of Union Common Stock. No shares of preferred stock are presently outstanding.

         RBS. The holders of RBS Common Stock also are entitled to share ratably in dividends when and as declared by the RBS Board of Directors out of funds legally available therefor. "Market Prices and Dividends" for a description of certain restrictions on the payment of dividends by banks.

Voting Rights

         The holders of both Union and RBS Common Stock have one vote for each share held on any matter presented for consideration by the shareholders. Neither the holders of Union nor RBS Common Stock are entitled to cumulative voting in the election of directors.

Directors and Classes of Directors

         Union. The Union Board is divided into three classes so that each director serves for a term ending on the date of the third annual meeting following the annual meeting at which such director was elected. In the event of any increase in the authorized number of directors, the newly created directorships resulting from such increase would be apportioned among the three classes of directors so as to maintain such classes as nearly equal as possible. Because of the classification of directors, unless the shareholders act to remove directors from office, two annual meetings generally would be required to elect a majority of the Union Board. Under Union's Articles of Incorporation, directors may only be removed for cause and with the affirmative vote of at least two-thirds of the outstanding shares entitled to vote.

         RBS. The RBS Board is not divided into classes, and thus the entire board of directors is up for election on an annual basis. This may make it easier for a dissident shareholder or group to replace a majority of the board. Under RBS's Articles of Incorporation, directors may only be removed for cause and with the affirmative vote of at least 80% of the outstanding shares entitled to vote.

Anti-Takeover Provisions

         Certain provisions of the VSCA and the Articles of Incorporation and Bylaws of Union and RBS may discourage an attempt to acquire control of Union or RBS, respectively, that a majority of either corporation's shareholders determined was in their best interests. These provisions also may render the removal of one or all directors more difficult or deter or delay corporate changes of control that the Union Board or RBS Board, respectively, did not approve.

         Classified Board of Directors; Removal of Directors. The provisions of Union's Articles and RBS's Bylaws providing for classification of the Board of Directors into three separate classes and removal of directors only for cause and with the affirmative vote of the holders of at least two-thirds in the case of Union and 80% in case of RBS of the outstanding shares may have certain anti-takeover effects.

         Authorized Preferred Stock. The Articles of Incorporation of Union authorize the issuance of preferred stock. The Union Board may, subject to applicable law and the rules of the NASDAQ National Market, authorize the issuance of preferred stock at such times, for such purposes and for such consideration as they may deem advisable without further shareholder approval. The issuance of preferred stock under certain circumstances may have the effect of discouraging an attempt by a third party to acquire control of Union by, for example, authorizing the issuance of a series of preferred stock with rights and preferences designed to impede the proposed transaction.

         Supermajority Voting Provisions. The VSCA provides that, unless a corporation's articles of incorporation provide for a higher or lower vote, certain significant corporate actions must be approved by the affirmative vote of the holders of more than two-thirds of the votes entitled to be cast on the matter. Corporate actions requiring a two-thirds vote include amendments to a corporation's articles of incorporation, adoption of plans of merger or share exchange, sales of all or substantially all of a corporation's assets other than in the ordinary course of business and adoption of plans of dissolution ("Fundamental Actions"). The VSCA provides that a corporation's articles may either increase the vote required to approve Fundamental Actions or may decrease the required vote to not less than a majority of the votes entitled to be cast.

         The Articles of Incorporation of Union provide that a Fundamental Action shall be approved by a vote of a majority of all votes entitled to be cast on such transactions by each voting group entitled to vote on the transaction, provided that the transaction has been approved and recommended by at least two-thirds of the directors in office at the time of such approval and recommendation. If the transaction is not so approved and recommended, then the transaction shall be approved by the vote of 80% or more of all votes entitled to be cast on such transactions by each voting group entitled to vote on the transaction.

         The Articles of Incorporation of RBS provide that the affirmative vote of the holders of at least 80% of the outstanding shares of RBS Common Stock is required to approve a "Business Combination" (as defined in the Articles of Incorporation) with any person who owns or controls 5% or more of the total voting power of all the outstanding voting stock of RBS. A "Business Combination" is defined in the RBS Articles of Incorporation to include: (i) any merger or consolidation with or into any other corporation, (ii) any share exchange in which a corporation, person, or entity acquires the issued or outstanding shares of capital stock of RBS pursuant to a vote of shareholders,
(iii) any issuance of shares of RBS that result in the acquisition of control of RBS by any person, firm or corporation or group of one or more thereof that previously did not control the corporation, (iv) the sale, lease, exchange, mortgage, pledge or other transfer of all, or substantially all, of the assets of RBS, (v) the adoption of a plan for the liquidation or dissolution of RBS proposed by any other corporation or entity or (vi) any transaction similar to, or having similar effect, as any of the foregoing transactions.

         These provisions could tend to make the acquisition of either Union or RBS more difficult to accomplish without the cooperation or favorable recommendation of either the Union or RBS Board, as the case may be.

         Shareholder Meetings. Shareholders of Union may not request that a special meeting of shareholders be called. Shareholders of RBS holding at least 10% of the shares outstanding and entitled to vote may require that a special meeting of the shareholder be called.

         State Anti-Takeover Statutes.   Virginia has two anti-takeover statutes
in force, the Affiliated Transactions Statute and the Control Share Acquisitions Statute.

         Affiliated Transactions. The VSCA contains provisions governing "affiliated transactions" (including, among other various transactions, mergers, share exchanges, sales, leases, or other dispositions of material assets, issuances of securities, dissolutions, and similar transactions) with an "interested shareholder" (generally the beneficial owner of more than 10% of any class of the corporation's outstanding voting shares). During the three years following the date a shareholder becomes an interested shareholder, any affiliated transaction with the interested shareholder must be approved by both a majority of the "disinterested directors" (those directors who were directors before the interested shareholder became an interested shareholder or who were recommended for election by a majority of disinterested directors) and by the affirmative vote of the holders of two-thirds of the corporation's voting shares other than shares beneficially owned by the interested shareholder. The foregoing requirements do not apply to affiliated transactions if, among other things, a majority of the disinterested directors approve the interested shareholder's acquisition of voting shares making such a person an interested shareholder prior to such acquisition. Beginning three years after the shareholder becomes an interested shareholder, the corporation may engage in an affiliated transaction with the interested shareholder if (i) the transaction is approved by the holders of two-thirds of the corporation's voting shares, other than shares beneficially owned by the interested shareholder, (ii) the affiliated transaction has been approved by a majority of the disinterested directors, or (iii) subject to certain additional requirements, in the affiliated transaction the holders of each class or series of voting shares will receive consideration meeting specified fair price and other requirements designed to ensure that all shareholders receive fair and equivalent consideration, regardless of when they tendered their shares.

         Control Share Acquisitions. Under the VSCA's control share acquisitions law, voting rights of shares of stock of a Virginia corporation acquired by an acquiring person at ownership levels of 20%, 33 1/3%, and 50% of the outstanding shares may, under certain circumstances, be denied unless conferred by a special shareholder vote of a majority of the outstanding shares entitled to vote for directors, other than shares held by the acquiring person and officers and directors of the corporation or, among other exceptions, such acquisition of shares is made pursuant to a merger agreement with the corporation or the corporation's articles of incorporation or by-laws permit the acquisition of such shares prior to the acquiring person's acquisition thereof. If authorized in the corporation's articles of incorporation or by-laws, the statute also permits the corporation to redeem the acquired shares at the average per share price paid for them if the voting rights are not approved or if the acquiring person does not file a "control share acquisition statement" with the corporation within sixty days of the last acquisition of such shares. If voting rights are approved for control shares comprising more than fifty percent of the corporation's outstanding stock, objecting shareholders may have the right to have their shares repurchased by the corporation for "fair value".

         The provisions of the Affiliated Transactions Statute and the Control Share Acquisition Statute are only applicable to public corporations that have more than 300 shareholders. Corporations may provide in their articles of incorporation or bylaws to opt-out of the Control Share Acquisitions Statute. Union has not opted-out of the statute. The statutes do not apply to RBS because it has fewer than 300 shareholders.

Director and Officer Exculpation

         The VSCA provides that in any proceeding brought by or in the right of a corporation or brought by or on behalf of shareholders of the corporation, the damages assessed against an officer or director arising out of a single transaction, occurrence or course of conduct may not exceed the lesser of (i) the monetary amount, including the elimination of liability, specified in the articles of incorporation or, if approved by the shareholders, in the bylaws as a limitation on or elimination of the liability of the officer or director, or
(ii) the greater of (a) $100,000 or (b) the amount of cash compensation received by the officer or director from the corporation during the twelve months immediately preceding the act or omission for which liability was imposed. The liability of an officer or director is not limited under the VSCA or a corporation's articles of incorporation and bylaws if the officer or director engaged in willful misconduct or a knowing violation of the criminal law or of any federal or state securities law.

         Union. The Articles of Incorporation of Union provide that to the full extent that the VSCA permits the limitation or elimination of the liability of directors or officers, a director or officer of Union shall not be liable to Union or its shareholders for monetary damages.

         RBS. The Articles of Incorporation of RBS provide directors or officers of RBS shall be indemnified for monetary damages and expenses reasonably incurred by reason of having been a director or officer, except for willful or gross negligence in the performance of their duties.

Indemnification

         Union. The Articles of Incorporation of Union provide that, to the full extent permitted by the VSCA and any other applicable law, Union is required to indemnify a director or officer of Union who is or was a party to any proceeding by reason of the fact that he is or was such a director or officer or is or was serving at the request of the corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The board of directors is empowered, by majority vote of a quorum of disinterested directors, to contract in advance to indemnify any director or officer.

         RBS. Similar to Union, the Articles of Incorporation of RBS provide that, to the full extent permitted by the VSCA and any other applicable law, RBS is required to indemnify a director or officer of RBS who is or was a party to any proceeding by reason of the fact that he is or was such a director or officer or is or was serving at the request of the corporation, or another corporation in which RBS owns shares or of which it is a creditor, except in relation to matters in which the director or officer has adjudged liable by reason of having been guilty of gross negligence of willful misconduct.

Dissenter's Rights

         The provisions of Article 15 of the VSCA provide shareholders of a Virginia corporation the right to dissent from, and obtain payment of the fair value of their shares in the event of mergers, share exchanges, consolidations and certain other corporate transactions. However, Article 15 of the VSCA provides that holders of shares of a Virginia corporation which has shares listed on a national securities exchange or on the National
Association of Securities Dealers Automated Quotation System (NASDAQ) or which has at least 2,000 record shareholders are not entitled to dissenters' rights unless certain requirements are met. It is expected that following consummation of the Affiliation, Union will have approximately 1,998 shareholders of record. For additional information in this regard, see "Affiliation - Rights of Dissent and Appraisal."


                       DESCRIPTION OF UNION CAPITAL STOCK

         Union is authorized to issue (i) 12,000,000 shares of Common Stock, par value $4.00 per share, and (ii) 500,000 shares of Preferred Stock, par value $10.00 per share, which may be issued in series with such powers, designations, and rights as may be established from time to time by the Board of Directors. On May 11, 1998, Union had issued and outstanding 3,576,937 shares of Union Common Stock held by 1,944 shareholders of record. All outstanding shares of Union Common Stock are fully paid and nonassessable. No shares of Preferred Stock have been issued.

Common Stock

         Holders of shares of Union Common Stock are entitled to receive dividends when and as declared by the Board of Directors out of funds legally available therefor. Union's ability to pay dividends is dependent upon its earnings and financial condition of Union and certain legal requirements. Specifically, the Federal Reserve has stated that bank holding companies should not pay dividends except out of current earnings and unless the prospective rate of earnings retention by the company appears consistent with its capital needs, asset quality and overall financial condition. In addition, Virginia law precludes any distribution to shareholders if, after giving it effect, (a) Union would not be able to pay its debts as they become due in the usual course of business; or (b) Union's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if Union were to be dissolved at the time of the distribution to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. Upon the liquidation, dissolution or winding up of Union, whether voluntary or involuntary, holders of Union Common Stock are entitled to share ratably, after satisfaction in full of all liabilities, in all remaining assets of Union available for distribution. The dividend and liquidation rights of Union Common Stock are subject to the rights of any Preferred Stock that may be issued and outstanding.

         Holders of Union Common Stock are entitled to one vote per share on all matters submitted to shareholders. There are no cumulative voting rights in the election of directors or preemptive rights to purchase additional shares of any class of Union's capital stock. Holders of Union Common Stock have no conversion or redemption rights. The shares of Union Common Stock presently outstanding are, and those shares of Union Common Stock to be issued in connection with the Affiliation will be when issued, fully paid and nonassessable. Union Common Stock is approved for trading on the NASDAQ National Market.

         Union maintains a Dividend Reinvestment Plan providing for the purchase of additional shares of Union Common Stock by reinvestment of cash dividends paid on the outstanding shares of Union Common Stock. Dividends reinvested are applied to the purchase of shares of Union Common Stock at 95% of the market value at the time of purchase. The plan permits Union, at its discretion, to use shares purchased in the over-the-counter market or to use Union's authorized and unissued shares in order to satisfy the plan's requirements.

Preferred Stock

         The Board of Directors, without shareholder approval, is empowered to authorize the issuance, in one or more series, of shares of Preferred Stock at such times, for such purposes and for such consideration as it may deem advisable. The Board of Directors is also authorized to fix before the issuance thereof the designations, voting, conversion, preference and other relative rights, qualifications and limitations of any such series of Preferred Stock.

         The Board of Directors, without shareholder approval, may authorize the issuance of one or more series of Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of Union Common Stock and, under certain circumstances, discourage an attempt by others to gain control of Union.

         The creation and issuance of any additional series of Preferred Stock, and the relative rights, designations and preferences of such series, if and when established, will depend upon, among other things, the future capital needs of Union, then existing market conditions and other factors that, in the judgment of the Board of Directors, might warrant the issuance of Preferred Stock.

                                  LEGAL MATTERS

         Certain legal matters in connection with the validity of the securities offered hereby and the Affiliation will be passed upon for Union by Mays & Valentine, L.L.P., Richmond, Virginia. Certain legal matters in connection with the Affiliation will be passed upon for RBS by Williams Mullen Christian & Dobbins, Richmond, Virginia.

                                     EXPERTS

         The consolidated balance sheets of Union Bankshares Corporation and subsidiaries as of December 31, 1997 and 1996 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1997, have been incorporated by reference herein in reliance upon the reports of KPMG Peat Marwick LLP and Smith & Eggleston, P.C., independent auditors, incorporated by reference herein, and upon the authority of said firms as experts in accounting and auditing.

         The financial statements included in and incorporated in this Prospectus and Proxy Statement by reference to the Annual Report of RBS for the year ended December 31, 1997 has been audited by S. B. Hoover & Company, L.L.P., independent certified public accountants, whose report thereon is incorporated herein by reference in reliance upon the report of said firm and upon the authority of said firm as experts in auditing and accounting. The financial statements of RBS included in this Proxy Statement/Prospectus for the year ended December 31, 1996 are unaudited. The 1996 financial statements were reviewed by S. B. Hoover & Company, L.L.P. A review is substantially less in scope than an audit and does not provide a basis for the expression of an opinion on the financial statements taken as a whole.

                          RAPPAHANNOCK BANKSHARES, INC.


                          Index To Financial Statements



Independent Accountants' Report                                     F-2

Consolidated Statements of Financial Condition
   as of December 31, 1997 and 1996                                 F-3

Consolidated Statements of Income for the Years
   Ended December 31, 1997 and 1996                                 F-4

Consolidated Statements of Stockholders' Equity for
   the Years Ended December 31, 1997 and 1996                       F-5

Consolidated Statements of Cash Flows for the Years
   Ended December 31, 1997 and 1996                                 F-6

Notes to Consolidated Financial Statements                          F-7

                         INDEPENDENT ACCOUNTANTS' REPORT


To the Board of Directors
Rappahannock Bankshares, Inc. and Subsidiary
Washington, Virginia

We have audited the accompanying balance sheet of Rappahannock Bankshares, Inc. (a Virginia corporation) as of December 31, 1997 and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rappahannock Bankshares, Inc. as of December 31, 1997, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

The 1996 financial statements were reviewed by us and our report thereon dated January 7, 1997 stated that we were not aware of any material modifications that should be made to those statements for them to be in conformity with generally accepted accounting principles. However, a review is substantially less in scope than an audit and does not provide a basis for the expression of an opinion on the financial statements taken as a whole.


                                            /s/ S. B. Hoover & Company, L.L.P.

Harrisonburg, Virginia
January 20, 1998, except Note 14
    which is as of February 25, 1998

                          RAPPAHANNOCK BANKSHARES, INC.
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                           DECEMBER 31, 1997 AND 1996

                                                     ASSETS                         1997              1996
                                                                                  (Audited)        (Unaudited)
                                                                                  ---------        -----------
Cash and due from banks                                                       $      811,658    $      632,709
Interest bearing deposits in banks                                                    95,000           100,000
Federal funds sold                                                                 6,320,000         5,750,000
Securities held to maturity                                                        7,328,958         5,020,597
Securities available for sale                                                      1,593,958         3,546,390
Other investments                                                                     55,475            43,748

Loans, net of unearned income                                                      4,012,794         3,760,753
   Less: Allowance for loan losses                                                  (232,617)         (224,267)
                                                                               -------------     -------------

   Net Loans                                                                       3,780,177         3,536,486

Bank premises and equipment, net                                                      43,710            52,531
Accrued interest receivable                                                          125,373            95,041
Deferred income taxes                                                                 60,825            60,865
Other assets                                                                          20,066            50,903
                                                                               -------------     -------------

   Total Assets                                                               $   20,235,200    $   18,889,270
                                                                               =============     =============


                      LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities
   Deposits - Noninterest bearing                                             $    4,744,468    $    4,308,395
   Deposits - Interest bearing
      Savings                                                                      8,320,730         8,470,306
      Certificates of deposit of less than $100,000                                1,297,330         1,085,332
      Certificates of deposit of $100,000 or more                                  2,750,000         2,101,101
                                                                               -------------     -------------

   Total Deposits                                                                 17,112,528        15,965,134

Other Liabilities                                                                    203,167           146,108
                                                                               -------------     -------------

   Total Liabilities                                                              17,315,695        16,111,242
                                                                               -------------     -------------

Stockholders' Equity
   Common stock, $100 par value, 1,000 shares
      authorized, issued and outstanding                                             100,000           100,000
   Surplus                                                                           200,000           200,000
   Retained earnings                                                               2,623,370         2,490,582
   Net unrealized losses on securities available for sale                             (3,865)          (12,554)
                                                                               -------------     -------------

   Total Stockholders' Equity                                                      2,919,505         2,778,028
                                                                               -------------     -------------

   Total Liabilities and Stockholders' Equity                                 $   20,235,200    $   18,889,270
                                                                               =============     =============

                            See Accountants' Report.

         The accompanying notes are an integral part of this statement.

                          RAPPAHANNOCK BANKSHARES, INC.
                        CONSOLIDATED STATEMENTS OF INCOME
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996

                                                                                     1997             1996
                                                                                   (Audited)        (Unaudited)
                                                                                   ---------        -----------
Interest Income
   Interest and fees on loans                                                   $     337,025    $     376,656
   Interest on federal funds sold                                                     185,015          201,747
   Interest on bank deposits                                                            6,592            2,548
   Interest on investment securities
      Taxable                                                                         439,813          411,265
      Nontaxable                                                                       90,376           79,900
                                                                                 ------------     ------------

   Total Interest Income                                                            1,058,821        1,072,116
                                                                                 ------------     ------------

Interest Expense
   Savings                                                                            201,644          244,659
   Time deposits, $100,000 and over                                                    64,006           27,456
   Other time deposits                                                                 51,509           48,190
                                                                                 ------------     ------------

   Total Interest Expense                                                             317,159          320,305
                                                                                 ------------     ------------

   Net Interest Income                                                                741,662          751,811

Provision for Loan Losses                                                                  -0-              -0-

   Net Interest Income After Provision for
      Loan Losses                                                                     741,662          751,811
                                                                                 ------------     ------------

Other Income
   Service charges on deposit accounts                                                107,786          103,302
   Other operating income                                                               8,157           10,423
                                                                                 ------------     ------------

   Total Other Income                                                                 115,943          113,725
                                                                                 ------------     ------------

Other Expenses
   Salaries and employee benefits                                                     288,130          283,792
   Occupancy expenses                                                                   5,657            5,256
   Furniture and equipment expenses                                                    27,181           30,056
   Data processing expenses                                                            61,011           60,265
   Other operating expenses                                                           106,310          101,170
                                                                                 ------------     ------------

   Total Other Expenses                                                               488,289          480,539
                                                                                 ------------     ------------

Income Before Income Taxes                                                            369,316          384,997

   Income tax expense                                                                  86,528          102,183
                                                                                 ------------     ------------

Net Income                                                                      $     282,788    $     282,814
                                                                                 ============     ============

Net Income per Share                                                            $      282.79    $      282.82
                                                                                 ============     ============

Average Shares Outstanding                                                              1,000            1,000
                                                                                  ===========      ===========

                            See Accountants' Report.

         The accompanying notes are an integral part of this statement.

                          RAPPAHANNOCK BANKSHARES, INC.
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                  FOR THE YEARS ENDED DECEMBER 31 1997 AND 1996
                     (AUDITED FOR 1997, UNAUDITED FOR 1996)

                                                                                        Net
                                                                                    Unrealized
                                                                                       Gains
                                                                                    (Losses) on
                                                                                    Securities
                                      Common                         Retained        Available
                                       Stock          Surplus        Earnings        for Sale          Total
                                      ------          -------        --------       -----------        -----
Balance, December 31, 1995        $     100,000   $     200,000   $   2,357,768   $       6,575   $   2,664,343

   Net income                                                           282,814                         282,814
   Dividends on common stock                                           (150,000)                       (150,000)
   Change in net unrealized
      gains and losses on
      securities available
      for sale                                                                          (19,129)        (19,129)
                                   ------------    ------------    ------------    ------------    ------------

Balance, December 31, 1996              100,000         200,000       2,490,582         (12,554)      2,778,028

   Net income                                                           282,788                         282,788
   Dividends on common stock                                           (150,000)                       (150,000)
   Change in net unrealized
      gains and losses on
      securities available
      for sale                                                                            8,689           8,689
                                   ------------    ------------    ------------    ------------    ------------

Balance, December 31, 1997        $     100,000   $     200,000   $   2,623,370   $      (3,865)  $   2,919,505
                                   ============    ============    ============    ============    ============

                            See Accountants' Report.

         The accompanying notes are an integral part of this statement.

                          RAPPAHANNOCK BANKSHARES, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996

                                                                                    1997               1996
                                                                                  (Audited)        (Unaudited)
                                                                                  ---------        -----------
Cash Flows From Operating Activities
   Net income                                                                 $      282,788    $      282,814
   Adjustments to reconcile net income to net cash
      provided by operating activities:
         Depreciation and amortization                                                 9,223            12,704
         Deferred income taxes                                                        (4,436)            3,465
         Premium amortization on securities, net                                      21,253             9,835
         Decrease in other assets                                                        505            (9,885)
         Increase (decrease) in other liabilities                                     57,059           (80,161)
                                                                               -------------     -------------

      Total adjustments                                                               83,604           (64,042)
                                                                               -------------     -------------

   Net Cash Provided by Operating Activities                                         366,392           218,772
                                                                               -------------     -------------

Cash Flows From Investing Activities
   Purchase of interest bearing deposits in banks                                    (95,000)         (100,000)
   Maturity of interest bearing deposits in banks                                    100,000            94,000
   Proceeds from maturities of securities held to maturity                         4,559,201         6,950,000
   Proceeds from maturities of securities available for sale                       3,150,000         2,577,227
   Purchases of securities held to maturity                                       (7,784,945)       (7,721,327)
   Purchases of securities available for sale                                       (300,000)         (979,149)
   Increase in federal funds sold                                                   (570,000)       (2,575,000)
   Net (increase) decrease in loans                                                 (243,691)          570,357
   Purchase of premises and equipment                                                   (402)           (2,444)
                                                                               -------------     -------------

   Net Cash Used in Investment Activities                                         (1,184,837)       (1,186,336)
                                                                               -------------     -------------

Cash Flows From Financing Activities
   Net increase in demand and savings deposits                                       286,497           417,561
   Net increase in time deposits                                                     860,897           224,337
   Cash dividends paid                                                              (150,000)         (175,000)
                                                                               -------------     -------------

   Net Cash Provided by Financing Activities                                         997,394           466,898
                                                                               -------------     -------------

   Net Increase (Decrease) in Cash and Due from Banks                                178,949          (500,666)

Cash and Due from Banks
   Beginning                                                                         632,709         1,133,375
                                                                               -------------     -------------
   Ending                                                                     $      811,658    $      632,709
                                                                               =============     =============

Supplemental Disclosures of Cash Flow Information

   Cash payments for:

      Interest paid to depositors                                             $      314,776    $      319,649

      Income taxes                                                            $       73,766    $      191,265

                            See Accountants' Report.

         The accompanying notes are an integral part of this statement.

                          RAPPAHANNOCK BANKSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1        NATURE OF OPERATIONS

              Rappahannock Bankshares, Inc. is a bank holding company for its wholly-owned subsidiary, Rappahannock National Bank (the Bank). The Bank operates under a federal charter and is supervised by the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation. The Bank provides normal banking services, excluding trust services. The Bank provides services primarily to customers located in Rappahannock County, Virginia.


NOTE 2        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

              The accounting and reporting policies used by the Bank conform to generally accepted accounting principles and practices within the banking industry.

              Principles of Consolidation

              The consolidated financial statements of Rappahannock Bankshares, Inc. and Rappahannock National Bank include the accounts of both companies. All material intercompany balances and transactions have been eliminated.

              Use of Estimates

              Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. A material estimate which is sensitive to changes in local economic conditions is the determination of the allowance for loan losses. Future adjustments to the allowance may be necessary based on changes in local economic conditions.

              Securities

              The Company accounts for security investments under Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Management has reviewed the securities portfolio and classified all securities as either held to maturity or available for sale. Securities that the Company has both the positive intent and ability to hold to maturity (at time of purchase) are classified as held to maturity securities. All other securities are classified as available for sale. Securities held to maturity are carried at historical cost and adjusted for amortization of premiums and accretion of discounts, using the straight-line method. Securities available for sale are carried at fair value with any valuation adjustments reported, net of deferred taxes, as a separate component of stockholders' equity.

              Interest and dividends on securities and amortization of premiums and discounts on securities are reported as interest income. Gains (losses) realized on sales and calls of securities are determined on the specific identification method and are reported as gains (losses) on security transactions in the noninterest income section of the income statement.

                            See Accountants' Report.

                          RAPPAHANNOCK BANKSHARES, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


NOTE 2        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

              Loans

              Interest on all loans is accrued based on the loan balance outstanding using the simple interest method. Interest on loans that are contractually past due more than 90 days is not recognized as income until received. Income is subsequently recognized only to the extent that cash payments are received until, in management's judgement, the borrower's ability to service the loan as agreed returns in which case the loan is returned to accrual status.

              Provision for Loan Losses

              For financial reporting purposes, the allowance for possible loan losses is increased by provisions charged to operating expenses and reduced by loans charged-off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential loan losses based on management's evaluation of the loan portfolio.

              Bank Premises and Equipment

              Bank premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation of property and equipment is computed principally on the straight-line method over the following useful lives:

                   Buildings and improvements                5 - 25 years
                   Furniture and equipment                      5 years

              Income Taxes

              The provision for income taxes charged against earnings relates to all items of revenues and expenses recognized for financial reporting purposes during the year. The actual current tax liability may be different than the charge against earnings due to the effect of temporary differences between financial and tax accounting resulting in deferred income taxes.

              Pension Plan

              The Bank has a trusteed, noncontributory, defined benefit pension plan covering substantially all full-time employees. The Bank annually charges to operations the net pension expense based on the actuarially determined obligation as of year end.

              Earnings and Dividends Paid Per Share

              Earnings per share computations are based on the weighted average number of shares outstanding during each year.

              Presentation of Cash Flows

              For purposes of reporting cash flows, cash and due from banks include cash on hand and demand deposits held by other institutions, including cash items in process of clearing.


                            See Accountants' Report.

                          RAPPAHANNOCK BANKSHARES, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


NOTE 3        RESTRICTED CASH BALANCES

              The subsidiary Bank maintains reserves in the form of cash and balances with the Federal Reserve Bank against its deposit liabilities. Aggregate reserves of the subsidiary (in the form of cash and deposits with the Federal Reserve Bank) of approximately $275,000 were maintained to off-set reserve bank charges at December 31, 1997.


NOTE 4         INVESTMENT SECURITIES

               The amortized cost and estimated fair value of securities are as follows:

                                                 Amortized       Unrealized      Unrealized          Fair
                                                   Cost             Gains          Losses            Value
                                                 ---------       ----------      ----------          -----
              Held to Maturity

              December 31, 1997

              U. S. Treasury securities       $    1,798,430    $     10,102    $               $    1,808,532
              U. S. Agency securities              3,530,499          16,550             180         3,546,869
              Obligations of states and
                 political subdivisions            2,000,029          20,916             209         2,020,736
                                               -------------     -----------     -----------     -------------

                                              $    7,328,958    $     47,568    $        389    $    7,376,137
                                               =============     ===========     ===========     =============

              December 31, 1996

              U. S. Treasury securities       $    2,340,146    $      8,943    $        616    $    2,348,473
              U. S. Agency securities                750,171             500              72           750,599
              Obligations of states and
                 political subdivisions            1,930,280          12,491           5,085         1,937,686
                                               -------------     -----------     -----------     -------------

                                              $    5,020,597    $     21,934    $      5,773    $    5,036,758
                                               =============     ===========     ===========     =============

              Available for Sale

              December 31, 1997

              U. S. Treasury securities       $      299,988    $        575    $               $      300,563
              U. S. Government agencies            1,299,826                           6,431         1,293,395
                                               -------------     -----------     -----------     -------------

                                              $    1,599,814    $        575    $      6,431    $    1,593,958
                                               =============     ===========     ===========     =============

              December 31, 1996

              U. S. Treasury securities       $    1,264,435    $      1,749    $      2,248    $    1,263,936
              U. S. Government agencies            2,300,975           3,686          22,207         2,282,454
                                               -------------     -----------     -----------     -------------

                                              $    3,565,410    $      5,435    $     24,455    $    3,546,390
                                               =============     ===========     ===========     =============

                            See Accountants' Report.

                          RAPPAHANNOCK BANKSHARES, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


NOTE 4        INVESTMENT SECURITIES (CONTINUED)

              The amortized cost and estimated fair value of fixed rate investment securities as of December 31, 1997, by contractual maturity, are shown below:

                                                             Amortized           Fair
              Securities Held to Maturity                      Cost              Value
              ---------------------------                    ---------           -----
              Due in one year or less                     $    1,304,534    $    1,307,746
              Due after one year through five years            5,913,480         5,956,193
              Due after ten years                                110,944           112,198
                                                           -------------     -------------

                                                          $    7,328,958    $    7,376,137
                                                           =============     =============

              Securities Available for Sale

              Due in one year or less                     $      299,988    $      300,563
              Due after one year through five years            1,299,826         1,293,395
                                                           -------------     -------------

                                                          $    1,599,814    $    1,593,958
                                                           =============     =============

              Other investments consist of stock in the Federal Reserve Bank and interests in two limited liability companies which participate in low income housing projects. The carrying values of these investments approximate fair value.

              There were no sales of securities during 1997 or 1996.

              Investment securities with a carrying value of $8,442,957 and $5,983,330 and a market value of $8,463,381 and $5,984,806 at
              December 31, 1997 and 1996, respectively, were pledged as collateral on public deposits and for other purposes as required by law.


NOTE 5        LOANS, NET

              Major classifications of loans are as follows:


                                                     1997              1996
                                                     ----              ----
              Real estate
                 Construction                  $      527,446    $      211,617
                 Mortgage                           3,041,507         3,017,407
              Commercial and agricultural              62,734           181,700
              Installment                             381,107           350,029
                                                -------------     -------------

                 Net Loans                          4,012,794         3,760,753

              Allowance for loan losses              (232,617)         (224,267)
                                                -------------     -------------

                 Loans, Net of Allowance       $    3,780,177    $    3,536,486
                                                =============     =============

                            See Accountants' Report.

                          RAPPAHANNOCK BANKSHARES, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


NOTE 6        ALLOWANCE FOR LOAN LOSSES

              Changes in the allowance for loan losses are as follows:

                                                              1997            1996
                                                              ----            ----
              Balance, beginning of year               $      224,267    $    213,602
                 Recoveries added to the reserve                9,593          10,665
                 Loan losses charged to the reserve            (1,243)
                                                        -------------     -----------

              Balance, End of Year                     $      232,617    $    224,267
                                                        =============     ===========

NOTE 7        BANK PREMISES AND EQUIPMENT, NET

              The major classes of bank premises and equipment and the total accumulated depreciation and amortization are as follows:

                                                       1997            1996
                                                       ----            ----

              Land                              $       25,000    $     25,000
              Buildings and improvements                89,106          89,106
              Furniture and equipment                  153,522         153,121
                                                 -------------     -----------

                                                       267,628         267,227
              Less accumulated depreciation           (223,918)       (214,696)
                                                 -------------     -----------

              Bank premises and equipment, net  $       43,710    $     52,531
                                                 =============     ===========

              Depreciation included in operating expenses for 1997 and 1996, were $9,223 and $12,704, respectively.


NOTE 8        DEPOSITS

              At December 31, 1997, the scheduled maturities of certificates of deposit are as follows:

                1998                                      $    3,255,644
                1999                                             601,442
                2000                                              34,012
                2001                                              24,574
                2002                                             131,658
                                                           -------------

                   Total                                  $    4,047,330
                                                           =============

                            See Accountants' Report.

                          RAPPAHANNOCK BANKSHARES, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


NOTE 9        INCOME TAXES

              Income tax expense and its components are as follows:

                                                      1997            1996
                                                      ----            ----

              Components of income tax expense:
                 Current expense                 $     90,964    $     98,718
                 Deferred income tax (benefit)         (4,436)          3,465
                                                  -----------     -----------

                                                 $     86,528    $    102,183
                                                  ===========     ===========

              The following is a summary of the net deferred income taxes receivable:

                                                       1997            1996
                                                       ----            ----
              Deferred Tax Assets:

                 Loan loss provision               $     35,907    $     35,907
                 Pension liability                       23,195          17,849
                 Unrealized loss on
                   securities available for sale          1,991           6,467
                 Other                                     (268)            642
                                                    -----------     -----------

                     Net Deferred Asset            $     60,825    $     60,865
                                                    ===========     ===========

              The following is a reconciliation of the expected statutory tax rate with the reported tax:

                                                           1997       1996
                                                           ----       ----

              Statutory tax rate                             34%        34%
              Decrease in tax rate resulting from:
                 Tax-exempt interest, net of disallowed
                    interest expense                        (8)        (6)
                 Low income housing credit                  (2)        (1)
                 Other, net                                 (1)
                                                          ----       -----

                                                             23%        27%
                                                          =====      =====

                            See Accountants' Report.

                          RAPPAHANNOCK BANKSHARES, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


NOTE 10       DEFINED BENEFIT PENSION PLAN

              The components of the pension cost charged to expense consisted of the following:

                                                                  1997            1996
                                                                  ----            ----
              Service cost                                    $     25,761    $     21,817
              Interest cost on projected benefit obligation         16,462          12,920
              Return on plan assets                                (57,833)        (23,411)
              Net amortization                                      31,334          (1,819)
                                                               -----------     -----------

                 Net Pension Cost                             $     15,724    $      9,507
                                                               ===========     ===========

              The following table sets forth the plan's funded status as of September 30, 1997 and 1996, respectively, and the liability recognized in the accompanying statements of financial condition as of December 31, 1997 and 1996:

                                                                     1997            1996
                                                                     ----            ----
              Actuarial present value of benefit obligations:
                 Accumulated benefit obligation                  $    105,944    $    156,530
                                                                  ===========     ===========

                 Vested benefit obligation                       $    105,944    $    156,130
                                                                  ===========     ===========

                 Projected benefits                              $   (171,159)   $   (219,497)
                 Plan assets at fair value                            224,517         239,669
                                                                  -----------     -----------

                 Excess of plan assets over projected
                    benefit obligation                                 53,358          20,172
                 Unrecognized net gain                               (157,783)       (135,104)
                 Deferred transition gain                               2,738           3,012
                 Unrecognized prior service cost                       33,467          36,813
                                                                  -----------     -----------

                 Liability on statements of financial condition  $    (68,220)   $    (75,107)
                                                                  ===========     ===========

              The benefit formula is computed as a percentage of the final five-year average earnings times total years of service, with a maximum of 35 years and a reduced percentage for service over 25 years.

              The pension plan assets are held in a balanced fund which includes marketable equity securities, debt securities, and money market certificates.

              The weighted average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the benefit obligations for 1997 were 7.5% and 5.0%, respectively. In the prior year, the weighted average discount rate had been 7.5% and the increase in future compensation had been estimated at 6.0%. The expected long-term rate of return on plan assets in both years was 9.0%.

                            See Accountants' Report.

                          RAPPAHANNOCK BANKSHARES, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


NOTE 11       CONTINGENT LIABILITIES AND COMMITMENTS

              The Bank's consolidated financial statements do not reflect various commitments and contingent liabilities which arise in the normal course of business and which involve elements of credit risk, interest rate risk and liquidity risk. These commitments and contingent liabilities include commitments to extend credit and to contribute additional capital to a limited liability company
              (LLC). Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received. A summary of the Bank's commitments and contingent liabilities at December 31, 1997 and 1996 follows:

                                                                  Notional Amounts
                                                                  ----------------
                                                                1997            1996
                                                                ----            ----
              Commitments to extend credit                 $    119,000    $    385,000
              Commitments to contribute capital to LLC     $     37,598    $     56,000

              Commitments to extend credit include exposure to some credit loss in the event of nonperformance of the customer. The Bank's credit policies and procedures for credit commitments and financial guarantees are the same as those for extension of credit that are recorded on the consolidated statements of condition. Because these instruments have fixed maturity dates, and because many of them expire without being drawn upon, they do not generally present any significant liquidity risk to the Bank. The Bank's experience has been that approximately ninety percent of loan commitments are drawn upon by customers. The Bank has not incurred any losses on its commitments in either 1997 or 1996.

              As is the case with most businesses in the world, the Bank faces the need to insure that its data processing will not be interrupted when the year 2000 begins ("The Millenium Problem"). As a regulated financial institution, the Bank is required to develop a plan to address data processing changes that will be needed in order to insure that data processing errors do not occur. This is referred to as a Year 2000 Plan and such a plan includes assessing the adequacy of current software, the steps vendors are taking to upgrade their software and data processing capabilities and the need to upgrade hardware. The Bank has developed such a plan to review its exposure and believes that it should have no problems meeting the year 2000 changes that will be required.


NOTE 12       CONCENTRATIONS OF CREDIT

              The Bank grants agribusiness, commercial, consumer and residential loans primarily to customers throughout Rappahannock County, Virginia. The loan portfolio is well diversified and generally is collateralized by assets of the customers. The loans are expected to be repaid from cash flow or proceeds from the sale of selected assets of the borrowers. The concentrations of credit by type of loan are set forth in Note 5. The distribution of commitments to extend credit approximates the distribution of loans outstanding. The Bank had deposits in and federal funds sold to correspondent banking institutions that exceed FDIC insurance levels. These uninsured amounts totaled $6,320,000 and $5,750,000 at December 31, 1997 and 1996, respectively.

                            See Accountants' Report.

                          RAPPAHANNOCK BANKSHARES, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 13       REGULATORY MATTERS

              The subsidiary Bank, as a national bank, is subject to the dividend restrictions set forth by the Comptroller of the Currency. Under such restrictions, the Bank may not, without the prior approval of the Comptroller of the Currency, declare dividends in excess of the sum of the current year's earnings plus the retained earnings from the prior two years. The dividends, as of December 31, 1997, that the Bank could declare, without the approval of the Comptroller of the Currency, amounted to approximately $265,700. The Bank declared dividends to the parent company of $150,000 for the years ended December 31, 1997 and 1996.

              The Bank is also required to maintain minimum amounts of capital to total "risk weighted" assets, as defined by the banking regulators. At December 31, 1997, the Bank is required to have minimum Tier 1 and Total capital ratios of 4.00% and 8.00%, respectively. The Bank's actual ratios at that date were 45.64% and 46.93%, respectively. The Bank's leverage ratio at December 31, 1997, was 15.77%.


NOTE 14       SUBSEQUENT EVENT

              On February 25, 1998, the Board of Directors of the Company announced that it had reached a definitive agreement with Union Bankshares Corporation of Bowling Green, Virginia ("Union") to support Union's offer of 158.209 shares of Union stock in exchange for each share outstanding of the Company's stock. Based on the price of Union's stock on January 26, 1998, the exchange ratio equates to a value of approximately $6,500 per share for each share of Rappahannock Bankshares, Inc. stock that is outstanding. Subject to the approval of shareholders and appropriate regulatory agencies, the merger is expected to take place in the summer of 1998.

                            See Accountants' Report.

                                                                    ANNEX A



                               AGREEMENT AND PLAN

                            OF AFFILIATION AND MERGER

                             DATED FEBRUARY 25, 1998

                                 BY AND BETWEEN

                          UNION BANKSHARES CORPORATION

                                       AND

                          RAPPAHANNOCK BANKSHARES, INC.

                                       AND

                                 PLAN OF MERGER

                  AGREEMENT AND PLAN OF AFFILIATION AND MERGER
                      BETWEEN UNION BANKSHARES CORPORATION
                        AND RAPPAHANNOCK BANKSHARES, INC.
                              (SOLE SHAREHOLDER OF
                  THE RAPPAHANNOCK NATIONAL BANK OF WASHINGTON)

                                TABLE OF CONTENTS


Paragraph                                   Subject                                                       Page
---------                                   -------                                                       ----
                                                                                                          A-
     1.1      The Affiliation                                                                                5
     1.2      Conversion of Rappahannock Stock                                                      .        5
     1.3      Certain Employment Contracts                                                      .....        6
     1.4      "Best Efforts" Requirement                                                      .......        6
     1.5      Definitions                                                                        ....        6
     1.6      Representations and Warranties of Union                                             ...        6
              (a)   Bank Holding Company Status                                                              6
              (b)   Federal Reserve Application                                                              6
              (c)   Good Standing                                                               .....        6
              (d)   Capitalization                                                               ....        6
              (e)   SEC Registration of Common Stock                                             ....        6
              (f)   Financial Statements                                                      .......        7
              (g)   Material Changes                                                               ..        7
              (h)   Conflicting Agreements                                                      .....        7
              (i)   Validly Issued Stock                                                      .......        7
              (j)    Due Authorization                                                                       7
              (k)   Anti-dilution Clause                                                      .......        7
     1.7      Representations and Warranties of Rappahannock                                    .....        8
              (a)   Corporate Status                                                               ..        8
              (b)   Capitalization                                                               ....        8
              (c)   Shareholder List Accuracy                                                      ..        8
              (d)   Number of Shareholders                                                      .....        8
              (e)   Director's Shares--Title                                                      ...        8
              (f)   Unpaid Dividends                                                               ..        8
              (g)   Compliance with Laws and Regulatory Orders                                    ...        8
              (h)   Employment Agreements, Leases, Material
                    Contracts, List of Securities, Community
                    Reinvestment Act Statement, Financial Reports,
                    Material Changes, Losses and Liabilities                                    .....        9
              (i)   Accuracy of Financial Statements                                             ....        9
              (j)   Stock Issuance, Distributions                                             .......        9
              (k)   Litigation                                                                              10
              (l)   Tax Returns and Liability                                                      ..       10
              (m)   Brokers                                                                        ..       10
              (n)   Employee Plans                                                               ....       10
              (o)   Title to Personalty                                                                     11
              (p)   No Conflicting Agreements                                                      ..       11
              (q)   Condition of Personal Property                                             ......       12

                                      A-2

Paragraph                                   Subject                                                       Page
---------                                   -------                                                       ----
                                                                                                          A-
              (r)   Laws Relating to Real Estate                                                            12
              (s)   Title to Real Estate                                                      .......       12
              (t)   Condition of Real Estate                                                      ...       12
              (u)   Environmental Matters                                                      ......       12
              (v)   Insurance Matters                                                               .       12
     1.8      Access to Records and Information; Operation of Business                           ....       12
     1.9      Audits, Income and Capital Account Requirements,
                  Certified Financial Statements, Accuracy of
                  Representations, Loan Portfolio, Deposit and Other
                  Liabilities and Expenses, Loan Portfolio, Nature of
                  Expenses, Securities List Accuracy                                             ....       14
     1.10     Regulatory Approvals                                                               ....       14
     1.11     Best Efforts Regarding Tax Free Reorganization                                    .....       14
     1.12     Exclusive Dealing                                                               .......       15
     1.13     Conditions to Union's Obligations                                                             15
              (a)   Federal Reserve Approval                                                      ...       15
              (b)   Other Regulatory Approvals                                                      .       15
              (c)   SEC Registration                                                               ..       16
              (d)   Shareholders Agreements                                                      ....       16
              (e)   Other Consents                                                               ....       16
              (f)   Dividends                                                                               16
              (g)   Stock Issuance, Evidences of Indebtedness, Distributions                  .......       16
              (h)   Employment Benefit Plans                                                      ...       16
              (i)   Sale of Securities                                                                      16
              (j)   Other Approvals                                                               ...       16
              (k)   Pooling Letter                                                               ....       17
              (l)   Other Offices                                                               .....       17
              (m)   Litigation                                                                              17
              (n)   Qualified Plan--Material Adverse Conditions                                    ..       17
              (o)   Representations of Rappahannock                                             .....       17
              (p)   Tax Opinion                                                               .......       17
              (q)   Previously Disclosed                                                      .......       17
     1.14     Conditions to Rappahannock's Obligations                                             ..       17
              (a)   Tax Opinion                                                               .......       17
              (b)   Material Adverse Conditions                                                             18
     1.15     Fairness Opinion                                                                              18
     1.16     Confidentiality                                                                               18
     1.17     Shareholder Lists                                                               .......       18
     1.18     Accounting Treatment                                                               ....       18
     2.1      Effective Date                                                                        .       19
     2.2      Union's Obligations in Accomplishing the Affiliation                                          19
     2.3      Rappahannock's Obligations in Accomplishing the Affiliation                           .       19
     2.4      Shareholder Approval                                                               ....       19
     2.5      Effect of the Affiliation                                                                     19
     2.6      Confirmatory Deeds                                                               ......       20
     2.7      Procedural Matters                                                               ......       20
     2.8      Benefit Plans                                                                        ..       20
     2.9      Indemnification                                                                               20
     2.10     Public Announcements                                                               ....       21

                                      A-3

Paragraph                                   Subject                                                       Page
---------                                   -------                                                       ----
                                                                                                          A-
     2.11     Non-Survival of Representations, Warranties and Covenants                           ...       21
     3.1      Termination for Regulatory Reasons                                                            21
     3.2      Termination By Consent Or Due To Passage Of Time                                    ...       21
     3.3      Termination With Respect To Acquisition Proposal                                    ...       21
     3.4      Amendment                                                                        ......       21
     3.5      Expenses; Limited Liability                                                      ......       21
     3.6      Notices                                                                                       22
     3.7      Counterparts                                                                        ...       23
     3.8      Binding Effect; No Third-Party Rights                                             .....       23
     3.9      Applicable Law                                                                        .       23
EXHIBIT A     Plan of Merger                                                                        .       24

                  AGREEMENT AND PLAN OF AFFILIATION AND MERGER

         THIS AGREEMENT AND PLAN OF AFFILIATION AND MERGER (the "Agreement"), made this 25th day of February, 1998, by and between Union Bankshares Corporation, a Virginia corporation ("Union"), and Rappahannock Bankshares, Inc., a Virginia corporation, which is the sole shareholder of The Rappahannock National Bank of Washington, a national banking association (the "Bank") (hereinafter, "Rappahannock" shall refer to both Rappahannock Bankshares, Inc. and the Bank, unless the context requires otherwise).

         WITNESSETH, that for and in consideration of the mutual promises of the parties hereto hereinafter contained and other good and valuable consideration, the parties hereto agree as follows:

                                    RECITALS

         A. Union is a business corporation duly organized and existing under the laws of the State of Virginia with its principal office at 211 North Main Street, Bowling Green, Virginia. It is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended.

         B. Rappahannock is a business corporation duly organized and existing under the laws of the State of Virginia with its principal office at 257 Gay Street, Washington, Virginia. It is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended.

         C. The Bank is a national bank with its office in Washington, Virginia. The Bank is a wholly-owned subsidiary of Rappahannock.

         D. The affiliation provided for herein will be submitted to the Board of Governors of the Federal Reserve Board (the "Federal Reserve"), the Virginia State Corporation Commission (the "Commission"), and to other appropriate regulatory agencies for approval.

         E. The Boards of Directors of Union and Rappahannock have respectively approved this Agreement and authorized its execution on their behalf.


                                    ARTICLE I

                               General Provisions


         1.1 The Affiliation. Subject to the terms, provisions, and conditions of this Agreement, the Bank shall become affiliated with Union by the merger of Rappahannock with and into Union pursuant to the procedures described in Article II of this Agreement (the "Affiliation") and the Plan of Merger attached as Exhibit A and incorporated herein by this reference (the "Plan of Merger").

         1.2 Conversion of Rappahannock Stock. At the Effective Date, by virtue of the merger pursuant to the Affiliation and without any action on the part of the holders thereof, each share of common stock, par value $100.00 per share, of Rappahannock issued and outstanding immediately prior to the Effective Date (other than shares that dissent, in accordance with Paragraph 3(c) of the Plan of Merger) shall cease to be outstanding and shall be converted into and exchanged for 158.209 shares of common stock, par value $4.00 per share, of Union (the "Common Stock"), all in accordance with Paragraph 3(b) of the Plan of Merger. Fractional shares shall be treated as provided in Paragraph 3(d) of the Plan of Merger.

         1.3 Employment Contracts. As a condition to closing, the Bank and John
R. Conry, Jr. shall enter into a new employment agreement (the "New Agreement") that shall replace and terminate the employment agreement, dated April 21, 1997, between the Bank and John R. Conry, Jr. and the employment agreement, dated April 21, 1997, between Rappahannock and John R. Conry, Jr. (the "Current Agreements"). The parties agree that the New Agreement shall be executed on or prior to March 4, 1998, held in escrow by the parties until the Effective Date and shall not be effective until the Effective Date of the Affiliation. The parties intend that the effectiveness of the New Agreement as a replacement for the Current Agreements shall have the effect that the Affiliation shall not constitute a "change of control" as defined in the Current Agreements.

         1.4 "Best Efforts" Requirement. Union and Rappahannock shall each use its best efforts, and Rappahannock shall cause the Bank to use its best efforts, to consummate the transactions contemplated in this Agreement.

         1.5 Definitions. Any term defined anywhere in this Agreement shall have the meaning ascribed to it for all purposes of this Agreement (unless expressly noted to the contrary). In addition:

                  (a) the term "best knowledge" when used with respect to a party shall mean the knowledge, after due and diligent inquiry, of any "Executive Officer" of such party, as such term is defined in Regulation 0 of the Federal Reserve Board;

                  (b) the term "Previously Disclosed" by a party shall mean information set forth in a written disclosure letter that is delivered by that party to the other party delivered and dated not later than 5:00 p.m. on March 6, 1998 and specifically designated as information "Previously Disclosed" pursuant to this Agreement.

         1.6 Representations and Warranties of Union. Union represents and warrants to, and agrees with, Rappahannock as follows:

                  (a) Union is a registered bank holding company under the Bank Holding Company Act of 1956, as amended.

                  (b) Union will, as promptly as practicable, cause the filing of an application with the Federal Reserve, and with any state regulatory agencies as may be required, for approval of the Affiliation, and prosecute such applications in good faith and with diligence.

                  (c) Union is a corporation duly organized, validly existing, and in good standing under the laws of the State of Virginia and has the corporate power and authority to carry on its business as it is now conducted.

                  (d) As of February 25, 1998, the authorized capital stock of Union consists of 500,000 shares of Preferred Stock, par value $10.00 per share ("Union Preferred"), and 12,000,000 shares of Common Stock, $4.00 par value, (being the "Common Stock" identified above as the Common Stock into which shares of common stock of Rappahannock will be converted pursuant to the provisions of this Agreement). As of February 25, 1998, no shares of Union Preferred were outstanding and 3,571,308 shares of Common Stock were outstanding; all of the aforesaid outstanding shares of Common Stock were validly issued, and are fully paid and nonassessable.

                  (e) Union will, with the cooperation of Rappahannock, prepare and file with the Securities and Exchange Commission ("SEC") as soon as practicable a Registration Statement (including both a prospectus and a Rappahannock proxy statement) (the "Registration Statement") under the

         Securities Act of 1933 (the "Securities Act") with respect to the shares of Common Stock issuable upon consummation of the Affiliation and under the Securities Exchange Act of 1934 (the "Exchange Act") with respect to the Rappahannock proxy statement that will be distributed to the shareholders of Rappahannock for purposes of their vote on the Affiliation and shall use reasonable efforts to have the Registration Statement declared effective by the SEC. Union shall also take reasonable actions required under state blue sky or securities laws in connection with the issuance of the shares of Common Stock in the Affiliation.

                  (f) Union has delivered to Rappahannock copies of its consolidated financial statements for the year ended December 31, 1996 containing the following consolidated financial statements of Union ("Union's Financial Statements"): consolidated balance sheets as of December 31, 1996 and 1995 and statements of consolidated income, consolidated cash flows, and consolidated changes in shareholders' equity for each of the three years in the period ended December 31, 1996, together with the notes thereto, certified by KPMG Peat Marwick, L.L.P., independent public accountants, as well as any interim statements prepared since such date, all of which are true and complete in all material respects, have been prepared in accordance with generally accepted accounting principles consistently followed throughout the periods covered by such consolidated financial statements, and present fairly the consolidated financial position, consolidated cash flows, results of their operations, and changes in shareholders equity of Union and its subsidiaries at the close of business at the dates of, and for the periods covered by, Union's Financial Statements.

                  (g) Since December 31, 1996, there has not been any material adverse change in Union's consolidated balance sheet, consolidated income statement, financial position, results of operations, or business. No material loss is presently realizable or anticipated with respect to any asset included in Union's Financial Statements (except to the extent provided for therein), and there is no material liability, actual or contingent, known or anticipated, of a character that should be disclosed in such financial statements and that is not disclosed therein, other than liabilities arising in the ordinary course of business since December 31, 1996, which are not materially adverse.

                  (h) Neither the execution and delivery of this Agreement nor the carrying out of the transactions contemplated hereunder will result in any material violation, termination, modification of, or be in conflict with, any terms of any material contract or other instrument to which Union is a party, or of any judgment, decree, or order applicable to Union, or result in the creation of any material lien, charge, or encumbrance upon any of the properties or assets of Union.

                  (i) The Common Stock deliverable pursuant to this Agreement will be, prior to its issuance, duly authorized for issue and will, when issued and delivered in accordance with this Agreement, be duly and validly issued, fully paid and nonassessable.

                  (j) The execution, delivery, and performance of this Agreement by Union has been duly and effectively authorized by its Board of Directors and requires no action on the part of the shareholders of Union.

                  (k) Nothing in this Agreement shall limit the right of Union to issue or repurchase any of its stock or other securities in any manner and for any consideration permitted by law either in connection with acquisitions of new affiliates or otherwise, prior to or after the Effective Date, as hereinafter defined; provided, however, that if Union takes any action which establishes, prior to the Effective Date, as hereinafter defined, a record date or effective date for a stock dividend on the Common Stock, a split or reverse split of the Common Stock or any distribution on all shares of the Common Stock other than cash dividends, Union will take such action as shall be necessary in order that each share of common stock of Rappahannock will be converted in the Affiliation into the same number of shares of Common Stock (whether such number is greater or lesser than the number otherwise provided for herein) together with any such other property so distributed that the owner of such shares would have owned immediately after the record date or effective date of such event had the Effective

         Date occurred immediately before such record date or effective date and the conversion ratio set forth in Section 1.2 hereof shall be adjusted accordingly.

         1.7 Representations and Warranties of Rappahannock. Rappahannock represents and warrants to, and agrees with, Union as follows:

                  (a)(i) Rappahannock is a Virginia stock corporation, legally formed, validly existing and in good standing under the laws of Virginia and has the corporate power and authority to carry on its business as it is now conducted. It is a registered bank holding company under the Bank Holding Company Act of 1956, as amended. Rappahannock has one office, which is located at 257 Gay Street, Washington, Virginia. Rappahannock has no subsidiaries other than the Bank.

                  (ii) The Bank is a national bank legally formed, validly existing and in good standing under the laws of the United States, is insured by the Federal Deposit Insurance Corporation (the "FDIC") and is a member of the Federal Reserve System. The Bank has one banking office which is located at 257 Gay Street, Washington, Virginia. No application for any additional banking office is pending. The Bank has no subsidiaries.

                  (b) The authorized capital stock of Rappahannock consists of 1,000 shares of common stock, par value $100.00 per share, of which 1,000 shares are issued and outstanding. All of the outstanding shares of Rappahannock's common stock are in certificate form, were validly issued and are fully paid and nonassessable. The authorized capital stock of the Bank consists of 1,000 shares of capital stock, par value $100.00 per share, of which 1,000 shares are issued and outstanding. All of such issued and outstanding shares of the Bank's capital stock are in certificate form, were validly issued, are fully paid and nonassessable, and are owned beneficially and of record by Rappahannock. Neither Rappahannock nor the Bank has any options, calls, warrants, commitments or agreements of any character to which it is a party or by which it is bound, calling for the issuance, sale or transfer of shares of Rappahannock's or the Bank's stock of any class or of any security representing the right to purchase or receive any such stock. The shareholders of Rappahannock do not have preemptive rights.

                  (c) The list of shareholders to be furnished by Rappahannock pursuant to Section 1.17 shall be true, correct and complete.

                  (d) Rappahannock has less than 500 shareholders of record and its common stock is not registered under Section 12 of the Exchange Act.

                  (e) At the date of this Agreement, (1) each of the directors of Rappahannock, respectively, owns with sole or joint power to vote, or directly or indirectly controls the power to vote, the number of shares of common stock of Rappahannock set forth beside their respective name in the list provided pursuant to Section 1.17, (2) such number of shares constitutes all of the shares of stock of Rappahannock owned with sole or joint power to vote, or direct or indirect control of the power to vote, as the case may be, by each director, and (3) each of the directors, respectively, has good and merchantable title to all of the shares of stock indicated on said list as being owned by him, free of all restrictions and encumbrances of every kind and character, except as indicated on such list.

                  (f) Except for the dividend declared on December 31, 1997, in the amount of $75,000, there are no declared and unpaid dividends or distributions on, or with respect to, the shares of stock of Rappahannock.

                  (g) To the best knowledge of Rappahannock, and except as otherwise previously disclosed to Union, Rappahannock has complied with all laws and regulations applicable to it and its respective properties and operations, including, without limitation, those with respect to all employee benefit plans maintained by Rappahannock, and all valid orders of regulatory authorities having jurisdiction over Rappahannock, and has not received any notice of any asserted violations of the same.

                  (h) Rappahannock has previously furnished to Union (i) copies of its and the Bank's charter and bylaws, including all amendments thereto, (ii) copies of all written agreements or understandings (except such as may be deemed created or implied as a matter of law) and written memoranda of all oral agreements or understandings, between Rappahannock or the Bank and each of their respective directors, officers and employees relating to his compensation or employment,
         (iii) copies of all leases, agreements, options, mortgages, title reports and title policies with respect to Rappahannock and the Bank's offices, (iv) copies of all other material contracts and leases (other than loan documents), (v) a list of all securities held by Rappahannock and the Bank, respectively, on January 1, 1998, (vi) a copy of the Bank's Community Reinvestment Act Statement, and (vii) copies of the Bank's year-end reports of condition and income filed with the Comptroller of the Currency for all years after 1994, including copies of the call reports filed by the Bank with the Comptroller of the Currency during the year ended December 31, 1997, copies of all forms FRY-9, FRY-6 and FRY-6A and other reports filed with the Federal Reserve after 1994, copies of all Annual Reports to Shareholders, if any, after 1994, and a copy of Rappahannock's consolidated financial statements for the year ended December 31, 1996, containing the following consolidated financial statements of Rappahannock: consolidated balance sheets as of December 31, 1995 and 1996, and statements of consolidated income, consolidated cash flows, and consolidated changes in shareholders' equity for each of the two years in the period ended December 31, 1996, together with the notes thereto (reviewed, but unaudited), as reviewed by S. B. Hoover, independent public accountants, and any unaudited interim financial statement prepared since December 31, 1996, and a copy of the most recent review letter rendered by Rappahannock's independent public accountants (such financial reports and statements collectively referred to herein as "Rappahannock's Financial Statements"). Since December 31, 1996, there has been no material adverse change in Rappahannock's consolidated balance sheet, consolidated income statement, financial position, results of operations, or business; no material loss is presently realizable or anticipated with respect to any asset included in Rappahannock's Financial Statements (except to the extent provided for therein), and there is no material liability, actual or contingent, known or anticipated of a character that should be disclosed in such financial statements and that is not disclosed therein, other than liabilities arising in the ordinary course of business since December 31, 1996, which are not materially adverse.

                  (i) All of the financial statements previously provided to Union pursuant to subparagraph (h)(vii) of this Section 1.7 are true and complete in all material respects, have been prepared in accordance with generally accepted accounting principles consistently followed throughout the periods covered by such financial statements, and present fairly the financial position, cash flows (with respect to those financial statements containing statements of cash flows), results of operations, and changes in shareholders' equity (with respect to those financial statements containing statements of changes in shareholders' equity) of Rappahannock and the Bank, as the case may be, at the close of business at the dates thereof and for the periods covered thereby.

                  (j) Since December 31, 1996, neither Rappahannock nor the Bank has authorized or issued any additional shares of stock or securities convertible thereto or options, warrants or rights to subscribe thereto or any notes, debentures or other evidences of indebtedness (other than certificates of deposit issued by the Bank in the normal course of business) or authorized or made payment or distribution of any of their assets to their respective shareholders by way of dividends or otherwise, except for the regular dividends described in Section 1.13(f).

                  (k) Except as Previously Disclosed, there is no litigation or other proceeding pending against or threatened against Rappahannock that might reasonably be expected to have a material adverse effect on Rappahannock's Financial Statements.

                  (l) Rappahannock has filed with the appropriate governmental agencies all tax returns required to be filed and have paid all taxes shown to be due on such returns. Rappahannock has no material liability for taxes except as set forth and provided for in Rappahannock's Financial Statements, and there is no reason to believe that any such liability will be asserted in connection with such returns except as noted in Rappahannock's Financial Statements. Rappahannock's federal tax returns have not been audited by the Internal Revenue Service since 1991. Rappahannock is not aware of any currently pending or threatened investigations or proceedings concerning its tax returns by any governmental agency.

                  (m) There is no finder or broker acting, or who has acted, for Rappahannock, nor, to the best knowledge of the directors of Rappahannock, for any shareholder of Rappahannock, in connection with the transactions contemplated by this Agreement, except that Rappahannock has retained McKinnon & Company, Inc. as its financial advisor pursuant to a retainer agreement, a copy of which has been provided to Union.

                  (n) Except as Previously Disclosed in a benefit plan schedule, neither Rappahannock nor the Bank sponsors, maintains or is required to contribute to and has not during the preceding five (5) years sponsored, maintained or contributed to an "employee benefit plan" (as such term is defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 ("ERISA")) or any other employee benefit program or arrangement, whether formal or informal, including, without limitation, any pension, profit sharing, deferred compensation, retirement, bonus, stock option, stock purchase or restricted stock plan, severance or "golden parachute" arrangement, or any other compensation, welfare or fringe benefit plan, program or arrangement providing for benefits for, or for the welfare of, any or all of the current or former employees, directors, consultants or independent contractors of Rappahannock or the Bank or the beneficiaries of such persons (such plans, programs and arrangements set forth in the benefit plan schedule, collectively, the "Employee Plans").

                  (1) Each Employee Plan and any related funding arrangement is in compliance with all applicable requirements of ERISA, the Internal Revenue Code of 1986 (the "Code") and other applicable law and each Employee Plan has been properly administered in accordance with its written terms to the extent consistent with such requirements of law except as Previously Disclosed; all benefits due and payable under any Employee Plan have been paid in accordance with the terms of such Employee Plan except as Previously Disclosed; Rappahannock and the Bank have timely made (and at the Effective Date will have timely made) all contributions required to be made to any Employee Plan; there is no litigation or other proceeding pending or threatened against or with respect to any Employee Plan or its fiduciaries except as Previously Disclosed; all reports, returns, forms, notifications or other disclosure materials required to be filed with any governmental entity or distributed to employees with respect to any Employee Plan have been timely filed or distributed and are accurate and complete except as Previously Disclosed; no nonexempt "prohibited transaction" (as defined in Section 4975 of the Code and Section 406 of ERISA) has occurred or will occur prior to the Effective Date with respect to any Employee Plan subject to such rules except as Previously Disclosed; except to the extent limited by applicable law and except in the case of special contractual arrangements (all of which are noted on the benefit plan schedule as "not unilaterally amendable"), neither Rappahannock nor the Bank is subject to any legal obligation to continue any Employee Plan either before or after the Effective Date and any such Employee Plan, in any manner and without the consent of any employee or beneficiary, may be amended or terminated.

                  (2) Rappahannock or the Bank has previously delivered or made available (or will deliver or make available within a reasonable time following the execution of this Agreement) to Union complete copies of: each Employee Plan; all related trust agreements or other funding arrangements, including, but not limited to, insurance policies; for the five (5) most recent plan years, all annual reports (5500 series) for each Employee Plan that have been filed with any governmental agency; all other material documents relating to any Employee Plan as may reasonably be requested by Union.

                  (3) The only Employee Plans currently maintained by Rappahannock or the Bank which are intended to be qualified under
         Section 401(a) of the Code are a defined benefit plan (the "Pension Plan") (the "Qualified Plan"); the Qualified Plan meets the requirements for tax qualification under Section 401(a) of the Code and its related trust is tax-exempt under Section 501(a) of the Code; each Qualified Plan has received a favorable determination letter from the Internal Revenue Service with respect to its tax-qualified status and Rappahannock or the Bank has delivered or made available (or will deliver or make available within a reasonable time following the execution of this Agreement) to Union complete copies of all such determination letters and all material correspondence relating to the applications therefor; nothing has occurred since the date of the most recent applicable determination letter nor will occur prior to the Effective Date that would adversely affect the tax-qualified status of the Qualified Plan except as Previously Disclosed.

                  (4) With respect to the Pension Plan, no "accumulated funding deficiency" (as defined in Section 412 of the Code and Section 302 of ERISA), whether or not waived, and no "unfunded current liability" (as defined in Section 412 of the Code and Section 302 of ERISA) exists; no "reportable event" (as defined in Section 4043 of ERISA) has occurred or will occur prior to the Effective Date; Rappahannock or the Bank has made all required premium payments to the Pension Benefit Guaranty Corporation when due; no amendment has occurred or will occur prior to the Effective Date which could require Rappahannock or the Bank to provide security to the Pension Plan under Section 401(a)(29) of the Code; all benefit statements provided to Pension Plan participants correctly state in all material respects the participants' accrued benefits under the Pension Plan and the amount of such accrued benefits has been calculated in the same manner as the accrued benefits of such participants as reflected on the Pension Plan's actuarial reports; as of October 1, 1997, the assets of the Pension Plan were at least equal to the present value of the accrued benefits of the participants, former participants and beneficiaries in such plan, based first on those actuarial methods, tables and assumptions (as then in effect) used for minimum funding purposes, and second on those actuarial methods, tables and assumptions (as then in effect) used for calculating termination liability; Rappahannock or the Bank has delivered to Union complete copies of the actuarial valuation and trustee reports for the Pension Plan for the last five (5) plan years.

                  (5) Rappahannock's Financial Statements reflect the present value of any arrangement providing or promising post-retirement medical, life or other post-retirement benefits to any employee, former employee (or any beneficiary of any employee or former employee) of Rappahannock or the Bank in a manner satisfying the requirements of FAS 106.

                  (o) Except as disclosed or reserved against in its financial statements, Rappahannock has good and marketable title to all of its material property and assets, including those reflected on Rappahannock's Financial Statements, except as sold or otherwise disposed of only in the ordinary course of business, free and clear of all material liens and encumbrances (except as permitted in Section 1.7(s) below with respect to certain real estate). Without limiting the foregoing, Rappahannock has good and marketable title to all of the issued and outstanding shares of common stock of the Bank, free and clear of all liens, encumbrances, restrictions, options, warrants and agreements of any kind or nature.

                  (p) The execution and delivery of this Agreement by Rappahannock have been duly and validly authorized by its Board of Directors by a vote of more than two thirds of the entire the Rappahannock Board of Directors. Neither the execution and delivery of this Agreement nor the carrying out of the transactions contemplated hereunder or thereunder will result in any material violation, termination, modification of, or conflict with, the Articles of Incorporation or Bylaws of Rappahannock, or any terms of any material contract or other instrument to which Rappahannock or the Bank is a party, or of any judgment, decree, or order applicable to Rappahannock or the Bank, or result in the creation of any material lien, charge, or encumbrance upon any of the properties or assets of Rappahannock or the Bank. No consent to the Affiliation by any private party (excluding, with respect to the Affiliation, Rappahannock's shareholders) is required, including without limitation, in connection with any contract, lease, mortgage or other instrument to which Rappahannock or the Bank is a party.

                  (q) The tangible personal property of Rappahannock is in good operating condition and repair, subject to ordinary wear and tear.

                  (r) To Rappahannock's actual knowledge, there is no material violation of any zoning, building, fire or other regulatory laws, statutes, ordinances or regulations relating to Rappahannock's offices or other real property; no condemnation proceeding exists or, to Rappahannock's actual knowledge, is threatened that would preclude or impair the use of Rappahannock's offices as presently being used in the conduct of their business.

                  (s) The Bank has good and marketable fee simple title to the real estate for its office and any other real property owned by the Bank, free and clear of material liens and encumbrances of every kind and nature except use, occupancy and similar restrictions of public record, easements, encumbrances and encroachments that may be observed by an inspection of the property. Except as Previously Disclosed, utility and other easements and encumbrances do not materially adversely affect the fair market value of the real property. Leases for Bank facilities, if any, are valid and in full force and effect; the Bank has not breached any material provision of, and is not in default in any material respect under the terms of any such lease.

                  (t) All electrical, plumbing, heating, air conditioning and other mechanical systems and related equipment in the office facilities are in good working order, subject to ordinary wear and tear.

                  (u)(1) Rappahannock has no actual knowledge (i) that there is any material violation or material non-compliance with any environmental laws and regulations related to real estate (including, without limitation, offices and foreclosed properties) owned by Rappahannock (the "Real Estate"), (ii) except for one oil tank currently in use, that there are any other underground tanks on the Real Estate, and (iii) that there has been any release of hazardous substances or petroleum products on any such property.

                     (2) Rappahannock has no actual knowledge, (i) that there is any material violation or material non-compliance with any environmental laws and regulations related to real property in which Rappahannock holds a security interest or which it holds in a fiduciary or agency capacity, (ii) that there are any underground tanks on any such property, and (iii) that there has been any release of hazardous substances or petroleum products on any such property.

                  (v) Rappahannock has not received any notice of a premium increase or cancellation or a failure to renew with respect to any insurance policy or bond. Within the last three years, has not been refused any insurance coverage sought or applied for, and has no reason to believe that existing insurance coverage cannot be renewed as and when the same shall expire upon terms and conditions as favorable as those presently in effect, other than possible increases in premiums or unavailability of coverage that do not result from any extraordinary loss experience on the part of such companies.

         1.8 (a) Access to Records and Information; Operation of Business. From the date of this Agreement until the Effective Date, each party will afford each other party, its officers and other authorized representatives, reasonable access to all its books, accounts, records, bank examination reports (subject to such permission from regulatory agencies as may be required), tax returns, leases, contracts and documents and furnish such information with respect to its assets, liabilities and business as the other party may from time to time reasonably request. Specifically, Rappahannock shall permit Union to perform the audits and examinations described in Section 1.9 hereof. The access to records and information provided in this section shall be conducted only in such manner as is necessary to obtain all required approvals of the Affiliation by the Federal Reserve, the Bureau of Financial Institutions of the Commission, and any other regulatory authorities, to prepare any registration statement, proxy statement or other documents required to be filed with the SEC, or other authorities, and to meet any of the other conditions set forth in this Agreement. The parties shall fully cooperate in satisfying the conditions set forth in this Agreement.

             (b) Except as otherwise contemplated by this Agreement and unless Union shall otherwise consent in writing, from the date of this Agreement until the Effective Date, Rappahannock will do and otherwise cause to be done all things necessary to:

                  (1) preserve and keep in full force and effect the corporate existence of Rappahannock and the Bank;

                  (2) operate their respective businesses only in the usual, regular and ordinary manner and consistent with past operations; follow Rappahannock's current lending practices with regard to the setting of rates, credit standards and collection procedures; preserve the present business organizations intact; and preserve their present relationships with persons having business dealings with them;

                  (3) maintain insurance in amounts and coverage as currently maintained and reasonably necessary for its operations;

                  (4) maintain an allowance for loan losses adequate under the requirements of generally accepted accounting principles and regulatory accounting principles to provide for reasonably anticipated losses on outstanding loans;

                  (5) make no material increase in levels of staffing; make no material changes in duties or responsibilities of senior management or make no changes in or appointments of senior management;

                  (6) maintain their books, accounts and records in the usual regular and ordinary manner, on a basis consistent with prior years; comply in all material respects with all material laws and contractual obligations, and perform all of the material obligations relating to their business without material default;

                  (7) not enter into any material agreement or incur any material obligation other than in the ordinary course of business;

                  (8) not pledge, sell, lease, transfer, dispose or otherwise encumber any of their property or assets other than in the ordinary course of business and, in any event, not pledge, sell, lease, transfer, dispose of or otherwise encumber the capital stock of the Bank;

                  (9) not issue any shares of Rappahannock or Bank capital stock, any securities convertible into or exchangeable for Rappahannock or Bank capital stock, or any other class of securities, whether debt (other than certificates of deposit issued by the Bank in the ordinary course of business and consistent with past practice) or equity; and not issue any option or rights to acquire any of the foregoing;

                  (10) not amend Rappahannock's or the Bank's Charters or Bylaws;

                  (11) not provide for the consolidation with or merger of Rappahannock or the Bank or a share exchange or any other reorganization involving Rappahannock or Bank capital stock with or into another corporation or the liquidation or dissolution of Rappahannock or the Bank;

                  (12) not create any subsidiary, affiliate or any other business entity; and

                  (13) not take any other action or enter into any agreement which would have the effect of defeating the purposes of this Agreement or the Affiliation, or cause the Affiliation not to qualify as a tax-free reorganization under Section 368(a)(1)(A) of the Code.

         1.9 Audits, Income and Capital Account Requirements, etc. As soon as possible, but in no event more than 45 days, after execution of this Agreement, Rappahannock agrees to take such action as may be necessary to have audited consolidated financials statements for the year ended December 31, 1997, prepared by S. B. Hoover, or other independent public accounting firm acceptable to Union, at Rappahannock's expense, which statements shall include consolidated balance sheets as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity and cash flows for the years then ended (or such other consolidated financial statements as of dates or for such periods as may be required by the Securities and Exchange Commission), together with the notes. Rappahannock also agrees to deliver to Union promptly upon filing the Bank's December 31, 1997 call report, as well as any subsequently filed call reports. If any audited financial statements, subsequent interim financial reports, call reports or other information provided to Union as required herein shall disclose, in the reasonable opinion of Union, (1) that the shareholders' equity of Rappahannock, determined in accordance with generally accepted accounting principles, consistently applied, is less than $2,919,504 (which amount shall be adjusted such that changes in unrealized gains or losses on securities available for sale and reasonable costs of consummating the Affiliation (excluding costs related to the audit procedures required to be performed by Rappahannock pursuant to the transaction) shall not be taken into consideration in determining Rappahannock's compliance with this shareholders' equity provision) or (2) that since December 31, 1996 there has been a material adverse change in the balance sheet, income statement, financial position, results of operation or business of Rappahannock, or (3) that any inability of independent public accountants to certify financial statements of Rappahannock for any period (or any qualification to such a certification) would materially interfere with or prevent Union, before or after the Effective Date, from complying with requirements of the SEC (or other requirements) for the preparation and publication of certified or other required financial statements, whether for Rappahannock or for Union and its consolidated subsidiaries, or (4) that the representations contained in 1.7 hereof or elsewhere in this Agreement are inaccurate in any material respect, or (5) that the nature or composition of the Bank's loan portfolio is materially different from the nature or composition of the Bank's loan portfolio as reflected in the Bank's filed call reports, or
(6) that the nature or composition of the Bank's deposit liabilities are materially different from the nature or composition of the Bank's deposit liabilities as reflected in the Bank's filed call reports, or (7) that the Bank's accrued expenses or other liabilities are different in nature from those associated with the normal operation of a commercial bank, or (8) that the list of its securities supplied by Rappahannock to Union pursuant to Section 1.7(h) hereof is inaccurate, as of its date, in any material respect, then Union shall have the right by written notice to Rappahannock at any time prior to the Effective Date to terminate this Agreement, in which event no party shall have any obligations under, or liabilities arising out of, this Agreement, except as set forth in Section 3.5 with respect to expenses.

         1.10 Regulatory Approvals. When requested by Union, and through counsel for Union, Rappahannock will cooperate and will cause the Bank to cooperate with Union and will use, and will cause the Bank to use, its best efforts to obtain the approval of the Affiliation and of the steps necessary to accomplish the Affiliation by all appropriate state and federal regulatory agencies.

         1.11 Best Efforts Regarding Tax Free Reorganization. Rappahannock agrees to use its best efforts to (i) cause the Affiliation to qualify as a tax-free reorganization under Section 368(a)(1)(A) of the Code, and (ii) cooperate with Union in preparing and furnishing the proxy statement to be delivered to Rappahannock's shareholders in connection with the Affiliation.

         1.12 Exclusive Dealing. The Board of Directors of Rappahannock has carefully considered and deliberated upon the terms and conditions of the Affiliation and has concluded that the Affiliation is fair to, and in the best interests of the shareholders of Rappahannock, with the intent that this Agreement be conclusive and binding, subject to the terms and conditions hereof. In the process of so concluding, the Board of Directors of Rappahannock has, at Rappahannock's expense, been advised by McKinnon & Company, Inc., its financial advisor, that the consideration to be received in the Affiliation is fair to the shareholders of Rappahannock from a financial point of view. Accordingly, in view of the commitments of the parties and the time and expense required to consummate the Agreement and while this Agreement is in effect, neither Rappahannock nor any of its or the Bank's officers, directors, employees, agents or representatives (including, without limitation, investment bankers) shall, directly or indirectly: (i) encourage, solicit or initiate the submission of any Acquisition Proposal or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to any Acquisition Proposal; or (ii) recommend any Acquisition Proposal to Rappahannock shareholders or enter into any agreement with respect to any Acquisition Proposal or participate in discussions or negotiations with, or furnish any information to, any person in connection with any potential Acquisition Proposal, unless an unsolicited Acquisition Proposal is made and the Board of Directors of Rappahannock shall conclude, based on written advice of counsel, that its fiduciary obligations require consideration or acceptance or the recommendation of such Acquisition Proposal. "Acquisition Proposal" shall mean any proposed (A) merger, consolidation, share exchange or similar transaction involving Rappahannock or the Bank, (B) sale, lease or other disposition directly or indirectly by merger, consolidation, share exchange or otherwise of assets of Rappahannock (including the stock of the Bank), or the Bank representing 10% or more of the consolidated assets of Rappahannock and the Bank, (C) issue, sale or other disposition (including by way of merger, consolidation, share exchange or any similar transaction) of securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing 10% or more of the voting power of Rappahannock or the Bank, (D) transactions, other than those transactions involving persons who execute agreements with Union as of the date hereof to support the Affiliation, in which (i) any person shall acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act), or the right to acquire beneficial ownership, or (ii) any "group" (as such term is defined under the Exchange Act) shall have been formed which beneficially owns or has the right to acquire beneficial ownership, of 10% or more of the outstanding Rappahannock or Bank common stock. The occurrence of an Acquisition Proposal as defined in (D) of the preceding sentence shall not create a right of Union to receive the termination fee and certain expenses as set as forth in Section 3.3 hereof except in the event that the transaction is a tender or exchange offer involving more than 20% of the capital stock of Rappahannock or the Bank. Rappahannock shall immediately advise Union of, and communicate to Union the terms of, any such inquiry or proposal addressed to Rappahannock or the Bank or of which Rappahannock or the Bank, or their respective officers, directors, employees, agents, or representatives (including, without limitation, any investment banker) has knowledge. Rappahannock's Board of Directors shall use its best efforts to cause its officers, directors, employees, agents and representatives and the Bank and its officers, directors, employees, agents and representatives to comply with the requirements of this Section 1.12.

         1.13 Conditions to Union's Obligations. The obligations of Union under this Agreement are subject to the satisfaction prior to, and at, the Effective Date, of the conditions set forth in Article II of this Agreement and of the following conditions:

         (a) That pursuant to applicable statutes, the Federal Reserve shall have given all required approvals to permit the Affiliation and the steps necessary to accomplish the Affiliation and such approvals shall have become effective and all required waiting periods with respect thereto shall have expired.

         (b) That all appropriate State regulatory agencies (including, without limitation, the Commission) and any appropriate Federal regulatory agencies in addition to the Federal Reserve shall have approved the Affiliation and the steps necessary to accomplish the Affiliation to the extent, if any, required by applicable state or federal laws and all required waiting periods with respect thereto shall have expired.

         (c) That the Registration Statement shall have been declared effective by the SEC and any applicable state securities regulatory authorities and there shall not be in effect a stop order with respect thereto.

         (d) That shareholders who are affiliates of Rappahannock shall have entered into agreements with Union as of the date of this Agreement in form and substance satisfactory to Union, necessary or desirable to conform with SEC Rule 145.

         (e) That all other consents or approvals, governmental or otherwise, that in the opinion of counsel for Union are necessary to permit, enable or facilitate the Affiliation, shall have been granted or issued and shall have become effective.

         (f) That prior to the Effective Date, Rappahannock shall not have authorized or distributed any of its assets to its shareholders by way of dividends or otherwise, except for a regular $75,000 cash dividend declared in December 1997, and aggregate cash dividends (paid by Rappahannock, Union or a combination of the two) not exceeding $75,000 (or earnings to date through the date of payment) for the semi-annual period ending June 30, 1998, subject to any limitations under the provisions of Sections 1.9 and 1.13(k) hereof.

         (g) That since December 31, 1996, Rappahannock and the Bank shall not have issued or authorized the issuance of additional shares of their respective capital stock of any class or options to buy shares of said stock or warrants or rights to subscribe thereto or any notes, debentures or other evidences of indebtedness (other than certificates of deposit issued by the Bank in the normal course of business) or issued or authorized the issuance of other securities in respect of, in lieu of, or in substitution for the now outstanding shares of capital stock, or repurchased or redeemed any of their capital stock or changed their respective capitalization or made any distribution of their earnings or assets other than as provided in Section 1.13(f) above or as otherwise agreed in writing by Union, and Rappahannock shall not have sold, transferred or granted any option or other rights with respect to the capital stock of the Bank held by Rappahannock.

         (h) That, except with the prior written approval of Union, there shall have been no increase in the compensation, or rate of compensation, payable or to become payable by Rappahannock or the Bank to any director, officer or employee thereof, other than in the normal and ordinary course of business, or the establishment of, or an agreement to establish by Rappahannock or the Bank, any early retirement program or arrangement for certain employees, or, except in the ordinary course of business, any payment of any bonus, profit sharing, severance or other extraordinary compensation or change in any presently existing stock option, employee stock ownership, profit sharing, pension, retirement, bonus, severance, group life or health insurance or other plan, agreement or arrangement, and that Rappahannock and the Bank shall not have adopted or entered into any new employment, stock option, employee stock ownership, profit sharing, pension, retirement, bonus, group life or health insurance or other benefit plan, agreement or arrangement.

         (i) That between January 7, 1998, and the Effective Date, no change shall have been made in Rappahannock's existing investment practices and policies.

         (j) That there are granted or issued any such consents or approvals, governmental or otherwise, which are necessary to permit or enable Rappahannock after the Effective Date to conduct all and every part of the business and activities conducted by the Bank prior to the Effective Date in the manner in which such activities and business were then conducted and at the offices at which they are conducted as of the date of this Agreement.

         (k) That Union shall have received a letter, dated as of the Effective Date, from KPMG Peat Marwick L.L.P., satisfactory in form and substance to Union, that the Merger will qualify for pooling-of-interests accounting treatment.

         (l) That Rappahannock shall not have opened any new, or closed any existing, offices without the consent of Union, unless required to do so in connection with any governmental or regulatory enforcement action.

         (m) That there shall be no actual or threatened legal proceeding or impediment that in the reasonable opinion of Union might prevent the consummation of the Affiliation.

         (n) That no condition shall exist and no event shall have occurred, or shall be threatened, and no claim, assessment or litigation shall be pending or threatened and no settlement of any claim, assessment or litigation shall have occurred, which does or may adversely affect the tax-qualified status of the Qualified Plan or which may result in costs for unanticipated benefit liabilities with respect to the Qualified Plan and, as a consequence, does or may, in the reasonable opinion of Union, materially and adversely affect the income, operations, financial position, business, or assets of Rappahannock, the Bank or such Qualified Plan.

         (o) That the representations of Rappahannock contained in Section 1.7 of this Agreement (other than paragraph (c)) shall be true in all material respects on and as of the Effective Date as if made again as of such date, and that, on request of Union, and as of the Effective Date, the President of Rappahannock shall deliver a written certificate to Union that, to his best knowledge, the representations of Rappahannock set forth in this Agreement (other than paragraph (c) of Section 1.7) are true and correct in all material respects as if made on and as of the date of such certificate and that the conditions set forth herein required to have been met by Rappahannock by such date have, without exception, been met.

         (p) That Union shall have received from Mays & Valentine, L.L.P. an opinion with respect to the federal income tax consequences of the Affiliation substantially to the effect that the Affiliation will qualify as a reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code, and that no gain or loss will be recognized by Union or Rappahannock as a result of the Affiliation.

         (q) That Union, after a review of the information that is Previsously Disclosed, shall not have determined in its sole good faith judgment that the financial condition, business or prospects of Rappahannock are materially adversely different from what was reasonably expected by Union; provided that Union shall inform Rappahannock in writing no later than March 11, 1998, of such determination and shall state the reasons for such determination.

         Conditions (d), (e), (f), (g), (h), (i), (j), (k), (1), (m), (n), (o),
(p) and (q) may be waived by Union.

         1.14 Conditions to Rappahannock's Obligations. (a) The obligation of Rappahannock to consummate the Affiliation under this Agreement is subject to the condition that Rappahannock shall have received an opinion from Williams, Mullen Christian & Dobbins (or from such other counsel as may be acceptable to Union and Rappahannock, in their reasonable discretion) substantially to the effect that, upon completion of the Affiliation (except as to the receipt of cash as a result of the exercise of dissenter's rights or the disposition of fractional shares):

         (1) the Affiliation will qualify as a reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code;

         (2) no gain or loss will be recognized by Union or Rappahannock as a result of the Affiliation;

         (3) no gain or loss will be recognized to the shareholders of Rappahannock upon receipt by them of Common Stock in exchange for common stock of Rappahannock;

         (4) provided that Rappahannock common stock is held as a capital asset, the basis of the Common Stock received by such shareholders of Rappahannock will be the same as the basis of the common stock of Rappahannock surrendered by such shareholders in exchange for the Common Stock;

         (5) provided that Rappahannock common stock is held as a capital asset, such shareholders' holding period of the Common Stock received by them will include the shareholders' holding period of the common stock of Rappahannock which is surrendered in exchange for such Common Stock.

         (b) The obligation of Rappahannock to consummate the Affiliation under this Agreement is subject to the satisfaction prior to, and at the Effective Date, of the following further conditions that the representations of Union contained in Section 1.6 of this Agreement (other than paragraph (d)) shall be true in all material respects on and as of the Effective Date as if made again as of such date, and that, on request of Rappahannock, and as of the Effective Date, the President of Union shall deliver a written certificate to Rappahannock that, to his best knowledge, the representations of Union set forth in this Agreement (other than paragraph (d) of Section 1.6) are true and correct in all material respects as if made on and as of the date of such certificate and that the conditions set forth herein required to have been met by Union by such date have, without exception, been met.

         1.15 Fairness Opinion. The obligation of Rappahannock to consummate the Affiliation under this Agreement is subject to the further condition that the Rappahannock proxy statement referred to in Section 1.6(e) hereof shall contain the written opinion of McKinnon & Company, Inc. (or such other recognized investment firm as Rappahannock may select), dated contemporaneously with the date of the proxy statement, to the effect that the consideration to be received in the Affiliation is fair to the shareholders of Rappahannock from a financial point of view.

         1.16 Confidentiality. Between the date of this Agreement and the Effective Date, Union and Rappahannock each will maintain in confidence, and cause its directors, officers, employees, agents and advisors to maintain in confidence, and not use to the detriment of the other party, any written, oral or other information obtained in confidence from the other party or a third party in connection with this Agreement or the transactions contemplated hereby unless such information is already known to such party or to others not bound by a duty of confidentiality or unless such information becomes publicly available through no fault of such party, unless use of such information is necessary or appropriate in making any filing or obtaining any consent or approval required for the consummation of the transactions contemplated hereby or unless the furnishing or use of such information is required by or necessary or appropriate in connection with legal proceedings. If the Affiliation is not consummated, each party will return or destroy as much of such written information as may reasonably be requested except to the extent that it is necessary or appropriate for the party to retain the information in connection with any legal proceedings relating to the Agreement.

         1.17 Shareholder List. Within five days after the date of this Agreement, Rappahannock shall furnish to Union a list containing the names and addresses of all current holders of common stock of Rappahannock as the same appear on the stock registration books of Rappahannock and the number of shares held by each.

         1.18 Accounting Treatment. Rappahannock and Union shall each use their best efforts to ensure that the Merger qualifies for pooling-of-interests accounting treatment.

                                   ARTICLE II

                                 The Affiliation

         2.1 Effective Date. Subject to the terms and conditions contained in this Agreement, as soon as practicable after the performance of all agreements and obligations of the parties hereunder and upon fulfillment or waiver of all conditions precedent contained herein, Union and Rappahannock will execute and deliver Articles of Merger in such form as in the opinion of counsel to Union may be required by Virginia law (the "Articles") and any other documents required by law to effectuate the Affiliation, and will file the Articles with the Commission. The effective date and time of the Affiliation (the "Effective Date") shall be the effective date and time set forth in Articles or such later time as the Commission issues a Certificate of Merger. After all of the conditions set forth in this Agreement have been met or waived, the Effective Date will be the earliest practical date that is the last business day of a month, or such other date as may be acceptable to Union and Rappahannock.

         2.2 Union's Obligations in Accomplishing the Affiliation. In order to effect the Affiliation as aforesaid, Union will (i) prepare and file with the Federal Reserve and the Commission, applications requesting approval of the Affiliation; and (ii) prepare and file any other necessary regulatory applications and use its best efforts to obtain approval of all such applications.

         2.3 Rappahannock's Obligations in Accomplishing the Affiliation. At such times as shall be requested by Union, Rappahannock and its management and directors shall, and will also cause the Bank and its management and directors to, (i) cooperate with and assist Union in the preparation and filing with the Commission of an application requesting approval of Union's acquisition of Rappahannock and the Bank pursuant to 6.1-383.1 of the Code of Virginia, or any successor statute thereto, (ii) cause the publication of any newspaper notices required by law or by the Federal Reserve, Commission or other regulatory authority with respect to the Affiliation or such acquisition, (iii) duly call and convene a meeting of Rappahannock's shareholders to vote on the Affiliation and, in connection therewith and subject to the fiduciary duties of the Board of Directors of Rappahannock (as advised in writing by its counsel), but only as such fiduciary duty is encompassed in, contemplated by, and within the scope of
Section 1.12, approve and recommend this Agreement, the Plan of Merger and the Affiliation to Rappahannock's shareholders and use their best efforts to obtain a favorable vote thereon; and (iv) take such action as shall be required by law, including, if so required, the appointment of a co-fiduciary for such purpose, to permit shares of common stock of Rappahannock held by the Bank as fiduciary to be voted on the Affiliation. In connection with the submission of the Plan of Merger to the shareholders of Rappahannock under Section 13.1-718 of the Virginia Corporation Law, hereinafter defined, Rappahannock agrees that its Board of Directors will not take any action that would have the effect of requiring that the Plan of Merger be approved by greater than "more than two-thirds of the votes entitled to be cast" on the matter nor, pursuant to provisions of Section 13.1-718C of the Virginia Corporation Law, impose any condition to approval of the Plan of Merger by the shareholders of Rappahannock.

         2.4 Shareholder Approval. The Affiliation is subject to the additional nonwaivable condition that this Agreement, the Plan of Merger, and the Affiliation, shall have been approved by shareholders of Rappahannock holding more than two-thirds of the votes entitled to be cast on the matter at a meeting of Rappahannock's shareholders duly called for that purpose and duly constituted, at which a quorum is present and acting throughout, subject to the terms of the Agreement.

         2.5 Effect of the Affiliation. Upon the Effective Date, Rappahannock shall be merged with and into Union in accordance with this Agreement and the Plan of Merger and pursuant to the applicable provisions of Title 13.1 of the Code of Virginia, 1950, as amended (the "Virginia Corporation Law") and with the effect provided in said provisions. Union shall be the successor in the Affiliation (or, under Virginia law, the "surviving" corporation); no amendments to its charter will be effected by the Affiliation.

         2.6 Confirmatory Deeds. When and as reasonably requested by Union, Rappahannock shall execute and deliver or cause to be executed and delivered, all such deeds and other instruments, and take or cause to be taken all such further or other actions, as Union may deem necessary or desirable in order to vest or perfect in or confirm of record or otherwise to Union as Successor in the merger, title to and possession of all real estate and other property of Rappahannock, and otherwise to carry out the intent and purposes of this Agreement and the Affiliation.

         2.7 Procedural Matters. Union, at its option, may revise the sequence of events or similar matters relating solely to the corporate structural provisions of the Affiliation in such manner as the President of Union, acting on the advice of its legal counsel, may reasonably determine will best facilitate accomplishment of the Affiliation; provided, however, that such revisions may not affect the consideration to Rappahannock shareholders as set forth in Section 1.2 hereof or the federal income tax consequences of the Affiliation.

         2.8 Benefit Plans. At the option of Union (which may be applied on a plan or program by plan or program basis), after the Effective Date, employees of Rappahannock and the Bank shall be entitled to participate either (x) in Union's employee benefit plans and programs on substantially the same basis as similarly situated employees of Union (taking into account all applicable factors, including but not limited to position, employment classification, age, length of service, pay, part time or full time status, and the like, as well as changes made in such plans and programs in the future) or (y) in plans and programs which, subject to changes required by applicable laws or by limitations imposed by insurance companies providing plan benefits, are comparable to and provide for participation on substantially the same basis as Rappahannock's and the Bank's plans and programs currently in effect. If and to the extent option
(x) is effectuated:

                      (1) Union agrees that (i) the coverage under its plans and programs shall be available to each employee of Rappahannock and the Bank and his or her dependents without regard to any waiting period, evidence or requirement of insurability, actively at work requirement or preexisting condition exclusion or limitation (except to the extent and in the manner any such waiting period, evidence or requirement of insurability, actively at work requirement or exclusion or limitation applies immediately prior to the effectuation of option (x)) and (ii) amounts paid or payable by employees for health care expenses for the portion of the annual benefit period prior to the date as of which option (x) becomes effective shall be credited in satisfaction of any deductible requirement and any out-of-pocket limit for the balance of the annual benefit period which includes such date.

                      (2) Union agrees to treat service with Rappahannock and the Bank before the Effective Date as service with Union for purposes of eligibility to begin participation and vesting (but not benefit accruals) for purposes of all employee benefit and seniority based plans and programs, including but not limited to annual, sick and personal leave accruing following the Effective Date.

         2.9 Indemnification. Union agrees that following the Effective Date, it shall indemnify and hold harmless any person who has rights to indemnification from Rappahannock, to the same extent and on the same conditions as such person is entitled to indemnification pursuant to Virginia Corporation Law, hereinafter defined, and Rappahannock's Articles of Incorporation, as in effect on the date of this Agreement, to the extent legally permitted to do so with respect to matters occurring on or prior to the Effective Date, including, without limitation, the transactions contemplated in this Agreement, but, in no event, shall Union's obligations hereunder be greater than those of Rappahannock as of the date of this Agreement. Without limiting the foregoing, in any case in which corporate approval may be required to effectuate any indemnification with respect to a director of Rappahannock, Union shall, to the extent required by Rappahannock's Articles of Incorporation as of the date of this Agreement, direct, at the election of the party to be indemnified, that the determination of permissibility of indemnification shall be made by independent counsel mutually agreed upon between Union and the indemnified party. Union shall use its reasonable best efforts to maintain Rappahannock's existing directors' and officers' liability policy, or some other policy, including Union's existing policy, providing at least comparable coverage, covering persons who are currently covered by such insurance of Rappahannock for a period of three years after the Effective Date on terms no less favorable than those in effect on the date hereof.

         2.10 Public Announcements. Each party will consult with the other before issuing any press release or otherwise making any public statements with respect to the Affiliation and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by law.

         2.11 Non-Survival of Representations, Warranties and Covenants. Except for Sections 1.2, 1.14(a) (with respect to the tax opinion), 1.16, 2.6, and 2.9 of this Agreement, none of the respective representations and warranties, obligations, covenants and agreements of the parties shall survive the Effective Date.

                                   ARTICLE III

                                  Miscellaneous

         3.1. Termination For Regulatory Reasons. If, at any time, Union receives information from any regulatory authority, which by law is required to approve or otherwise act upon the Affiliation or any other aspect of the transactions provided for herein or which has authority to challenge the validity of the Affiliation or such transactions in judicial proceedings or otherwise, that provides a substantial basis for concluding that the required regulatory approval will not be granted or that the Affiliation or such transactions will be so challenged, Union may, subject to the provisions of
Section 3.5 with respect to expenses, terminate all obligations under this Agreement by giving fourteen (14) days written notice of such termination to Rappahannock. Upon such termination, except as set forth in Section 3.5, this Agreement shall become null and void and none of the parties hereto shall have any obligation or liability to the others with respect to this Agreement.

         3.2. Termination By Consent Or Due To Passage Of Time. At any time prior to the Effective Date, notwithstanding the approval of the Merger by the stockholders of Rappahannock, this Agreement may be terminated by mutual consent of Rappahannock and Union. Moreover, Union and Rappahannock shall be entitled to terminate this Agreement after November 30, 1998, by written notice to the other party unless the Effective Date shall have occurred on or before such date or the parties hereto shall have extended the Effective Date of this Agreement in writing.

         3.3. Termination With Respect To Acquisition Proposal. This Agreement may be terminated by Union if the Directors of Rappahannock recommend to its stockholders or Rappahannock accepts an Acquisition Proposal and may be terminated by Rappahannock if, in compliance with Section 1.12 hereof, its Directors recommend to its stockholders or it accepts an Acquisition Proposal. In any such case, Rappahannock shall pay Union a termination fee in the amount of $310,000 and shall also pay its and Union's expenses as provided in Section 3.5(a) below.

         3.4. Amendment. This Agreement may be amended, but only in writing approved by Rappahannock and Union, at any time prior to the Effective Date and with respect to any of the terms and provisions hereof; provided, however, that after the stockholders of Rappahannock have approved the Merger, no amendment shall be made that alters the Conversion Rate (except pursuant to Section 1.6(k)) or otherwise materially adversely affects the rights of Rappahannock's stockholders.

         3.5. Expenses; Limited Liability. (a) Each party to this Agreement shall pay its own expenses relating hereto, including fees and disbursements of its respective counsel and of any investment or financial advisor retained by it; provided, however, that, subject to the provisions of the next sentence of this Section 3.5(a), in the event the transactions hereunder are not consummated, other than pursuant to Section 3.3, Union will pay for the preparation of the regulatory filings referred to herein and for the filing fees relating thereto, the printing and mailing of the Proxy Statement, and all fees and disbursements of accountants (not including routine auditing fees) for either of the parties hereto. The termination of this Agreement in accordance with the terms of Sections 3.1, 3.2 or 3.3 shall create no liability on the part of any party to the Agreement, except as set forth in Section 3.3, or on the part of any party's directors, officers, stockholders, agents or representatives, or any other individuals. However, that if this Agreement is terminated under any of such provisions or otherwise by Union by reason of a material breach by Rappahannock, or by Rappahannock by reason of a material breach by Union, and such breach involves an intentional or willful misrepresentation or breach of covenant, the breaching party shall be liable to the nonbreaching party for all costs and expenses reasonably incurred by the nonbreaching party in connection with the preparation, execution and attempted consummation of this Agreement, including the fees of its counsel, accountants, consultants and other advisors and representatives.

         (b) In the absence of termination costs being due under Section 3.3, and nothwithstanding any other provisions of this Agreement, if Rappahannock shareholders do not approve the Affiliation at the Rappahannock meeting or any adjornment thereof, Rappahannock shall reimburse Union for all reasonable out-of-pocket expenses incurred by Union in connection with the transactions contemplated by this Agreement, provided that the maximum amount that Rappahannock shall be responsible for under this Section 3.5(b) shall be limited to $60,000.

         3.6. Notices. All notices or other communications required or permitted under the terms of this Agreement shall be sufficient if hand delivered or if sent by registered or certified mail, postage prepaid, addressed as follows:

         If to Union:

         Union Bankshares Corporation
         P. O. Box 446
         211 North Main Street
         Bowling Green, Virginia 22427
         Fax No.  1-804-633-1310
         Attention:  G. William Beale

         Copy to Union's Counsel:

         Mays & Valentine, L.L.P.
         NationsBank Center
         1111 East Main Street
         Richmond, VA 23219
         Fax No. 1-804-697-1339
         Attention:  Fred W. Palmore, III, Esq.


         If to Rappahannock:

         Rappahannock Bankshares, Inc.
         257 Gay Street
         P.O.  Box 179
         Washington, Virginia 22747
         Fax No.  1-804-675-1225
         Attention:  John R. Conry, Jr.

         Copy to Rappahannock's Counsel:

         Williams, Mullen, Christian & Dobbins
         2 James Center
         Richmond, VA 23219
         Fax No. 1-804-783-6507
         Attention:  Wayne A. Whitham, Jr., Esq.

or to such other address as shall hereafter be provided in writing by Union or Rappahannock, respectively. Any notice or communication given pursuant to this Agreement shall be deemed to have been given on the day it is mailed.

         3.7 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which shall together be deemed one and the same Agreement.

         3.8 Binding Effect; No Third-Party Rights. This Agreement shall bind Union and Rappahannock and their respective successors and assigns. Other than
Section 2.9, nothing in this Agreement is intended to confer upon any individual, corporation or other entity, other than the parties hereto or their respective successors, any rights or remedies under or by reason of this Agreement.

         3.9 Applicable Law. This Agreement shall be governed by the laws of Virginia.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above, pursuant to resolutions of their Boards of Directors acting by a vote of at least two-thirds.

                                     UNION BANKSHARES CORPORATION


                                     By:   /s/ G. William Beale         (SEAL)
                                         -------------------------------
                                          G. William Beale
                                          President and Chief Executive Officer


                                     RAPPAHANNOCK BANKSHARES, INC.


                                     By:   /s/ Elisabeth J. Jones      (SEAL)
                                         ------------------------------
                                            Elisabeth J. Jones
                                            Chairman

                                                                   EXHIBIT A
                                 PLAN OF MERGER
                                       OF
                          RAPPAHANNOCK BANKSHARES, INC.
                                  WITH AND INTO
                          UNION BANKSHARES CORPORATION

         1. The Parties. Rappahannock Bankshares, Inc., a Virginia corporation and federally registered bank holding company ("Rappahannock"), shall merge (the "Merger") with and into Union Bankshares Corporation, a Virginia corporation and federally registered bank holding company ("Union") (collectively, the "Constituent Corporations"). Union shall be (and is hereinafter called when reference is made to it after the consummation of the Merger) the surviving corporation (the "Surviving Corporation").

         2. Effective Date. The Merger shall be effective on such date as may be determined in accordance with the Agreement and Plan of Affiliation and Merger described in Section 7 (the "Effective Date").

         3. Conversion and Exchange of Shares.

                      (a) Each share of the common stock of Union issued and outstanding immediately prior to the Effective Date shall remain issued and outstanding after the Merger as one share of common stock of the Surviving Corporation, without any action on the part of the holder thereof.

                      (b) Subject to Subparagraph 3(d) below, each share of the issued and outstanding common stock of Rappahannock (other than the shares of dissenting shareholders of Rappahannock redeemed pursuant to Subparagraph 3(c) hereof and shares owned by Union, or any direct or indirect subsidiary of Union, other than in a fiduciary capacity), for all corporate purposes and without any further action on the part of the holders thereof, shall automatically become and be converted into
         158.209 shares of the common stock of the Surviving Corporation. All shares of the common stock of Rappahannock owned by Union or any direct or indirect subsidiary of Union, other than in a fiduciary capacity, shall, by virtue of the Merger be canceled, and shall not be converted into common stock of the Surviving Corporation. Certificates representing shares of common stock of Rappahannock which have been converted to shares of common stock of the Surviving Corporation shall thereafter represent shares of the common stock (and the right to cash for fractional shares) in the aforementioned proportions. Such certificates may at any time after the Effective Date be surrendered to Registrar and Transfer Company, acting as Union's exchange agent (the "Exchange Agent"), and exchanged by the holders thereof for new certificates representing the appropriate number of whole shares of common stock of the Surviving Corporation determined by the above conversion formula and for cash in lieu of any fractional shares as set forth in Subparagraph 3(d) below. No dividends or other distributions shall be paid on any person's converted shares until such person has been issued a new certificate in the name of the Surviving Corporation. When the new certificates have been issued, the holders thereof shall be entitled to and shall be paid, without interest, the amount of all dividends or other distributions that have theretofore, but after the Effective Date, become payable to holders of record after the Effective Date with respect to the number of whole shares of common stock represented by the certificate issued upon such surrender or exchange.

                      (c) Any shares of common stock of Rappahannock with respect to which the holder, consistent with the requirements of
         Article 15 of Title 13.1 of the Code of Virginia, 1950, as amended (the "Virginia Corporation Law"), (i) prior to the vote of shareholders on this Plan of Merger, files written notice of his intention to demand payment for his shares if the Merger is effected, (ii) effects no change in the beneficial ownership of his shares from the date of such filing through the Effective Date, (iii) refrains from voting his or her shares in favor of the Merger contemplated by this Plan of Merger, and (iv) within thirty (30) days after the delivery by Union of a notice to demand payment pursuant to Section 13.1-734 of the Virginia Corporation Law ("Dissenter's Notice") demands payment and deposits his certificates for such shares in accordance with said Dissenter's Notice, shall be entitled to receive from Rappahannock or the Surviving Corporation, as the case may be, in cash the fair value of his shares of the common stock of Rappahannock, determined in accordance with the provisions of Article 15 of the Virginia Corporation Law, or any successor statute thereto, plus interest from the date his shares are deposited in accordance with the Dissenter's Notice until payment therefor.

                  (d) No certificates will be issued for fractional shares of the Surviving Corporation's common stock, but, in lieu thereof, and solely as a mechanism for rounding shareholdings to whole shares, the Surviving Corporation will pay cash for such fractional shares on the basis of the closing price for Union's common stock (as reported by NASDAQ/NMS) on the Effective Date (or if no closing price is reported on that date, then the closing price on the last active day on which there is a closing price), without interest, upon surrender of certificates of common stock of Rappahannock representing such fractional shares No such holder shall be entitled to dividends, voting rights or any other rights of shareholders in respect of any fractional share.

         4. Articles of Incorporation and Bylaws. On the Effective Date, the Articles of Incorporation and Bylaws of Union in effect immediately prior to the Effective Date shall be the Articles of Incorporation and Bylaws of the Surviving Corporation until amended or restated in accordance with applicable law.

         5. Board of Directors; Officers. The directors and officers of Union who hold office immediately prior to the Effective Date shall thereafter be the directors and officers of the Surviving Corporation until their successors be elected and qualify.

         6. Further Assurances. If at any time the Surviving Corporation shall consider or be advised that any further assignments, conveyances or assurances are necessary or desirable to vest, perfect or confirm the Surviving Corporation with title to any property or rights of the Constituent Corporations, or otherwise carry out the provisions hereof, the proper officers and Directors of Rappahannock or Union, as the case may be, before the Effective Date and thereafter the officers of the Surviving Corporation acting on behalf of Rappahannock or Union, as the case may be, shall execute and deliver any and all proper assignments, conveyances and assurances, and do all things necessary or desirable to vest, perfect or confirm the Surviving Corporation with title to such property or rights and otherwise carry out the provisions hereof.

         7. Modification and Amendment. Any of the terms and provisions of this Plan of Merger may be amended at any time prior to the Effective Date, by a writing executed by the Constituent Corporations; provided, however, that after the shareholders of Rappahannock have approved the Plan of Merger, no amendment in this Plan of Merger shall be made that alters the conversion rate or kind of shares to be received as set forth in Paragraph 3 (except pursuant to the anti-dilution provisions contained in Section 1.6(k) of that certain Agreement and Plan of Affiliation and Merger between the Constituent Corporations dated February 25, 1998, a copy of which has been provided to each shareholder together herewith, which provision is incorporated herein by reference) or otherwise adversely affects the rights of Rappahannock's shareholders. Action by the Executive Committee of the Board of Directors of Union or by any officer of either Constituent Corporation to whom such authority has been delegated by their respective Boards of Directors shall satisfy the requirements of this paragraph.

         8. Termination and Abandonment. This Plan of Merger may be terminated and the Merger abandoned at any time prior to the Effective date by the mutual consent in writing of the Constituent Corporations or otherwise in accordance with the Agreement and Plan of Affiliation and Merger referred to above.

                                                                      ANNEX B

                            McKINNON & COMPANY, INC.
                               INVESTMENT BANKING

555 Main Street o Suite 1212    Member National Association of Securities Dealers, Inc.   Telephone (757) 623-4636
  Norfolk, Virginia 23510                            Member SIPC                          FAX (757) 623-1560

                                    [FORM OF]
                       OPINION OF McKINNON & COMPANY, INC.


                                  April 6, 1998

Board of Directors
Rappahannock Bankshares, Inc.
257 Gay Street
Washington, Virginia  22747-0179

Dear Board Members:

         In connection with the proposed affiliation of Rappahannock Bankshares, Inc. ("RBS") with Union Bankshares Corporation ("Union") you have asked us to render an opinion as to whether the financial terms of the Agreement and Plan of Affiliation and Merger, including the Plan of Merger attached thereto (the "Affiliation Agreement") dated as of February 25, 1998 between RBS and Union, are fair, from a financial point of view, to the stockholders of RBS. The Affiliation Agreement provides for the merger of RBS with and into Union and the Rappahannock National Bank of Washington (the "Bank") shall become a wholly-owned subsidiary of Union (the "Affiliation") and stockholders of RBS will receive common stock of Union. Under the terms of the Affiliation Agreement, upon consummation of the Merger, each share of common stock of RBS, par value $100.000 per share, (other than those shares of RBS stockholders who properly perfect their dissenters' rights), automatically shall become and be converted into 158.209 shares of the common stock of Union, par value $4.00 per share ("Union Common Stock"). Cash will be paid in lieu of fractional shares. As of the date of the Affiliation Agreement, RBS had 1,000 shares of common stock issued and outstanding. Under the terms of the Affiliation Agreement, and based on the exchange ratio of 158.209 shares of Union for each share of RBS common stock, an aggregate of 158,209 shares of Union may be issued for the RBS common stock outstanding.

         McKinnon & Company, Inc. ("McKinnon") is an investment banking firm that specializes in Virginia community banks and thrifts. In ten years McKinnon has been lead managing underwriter in approximately thirty-one public stock offerings for Virginia community banks and thrifts and has served as financial advisor, including providing fairness opinions, to numerous Virginia community banks and thrifts. McKinnon, as part of its investment banking business, is engaged in the evaluation of businesses, particularly banks, and their securities, in connection with mergers and acquisitions, initial public offerings, private placements and evaluations for estates and corporate recapitalizations. McKinnon is also a market maker in Virginia community bank stocks listed on NASDAQ and the OTC Bulletin Board. McKinnon believes it has a thorough working knowledge of the banking industry throughout Virginia.

         In developing our opinion, we have among other things, reviewed and analyzed material bearing upon the financial and operating conditions of RBS, Union, and, on a pro forma basis, RBS and Union combined, and material proposed in connection with the Affiliation Agreement, including, among other things, the following:

         (1) the Agreement and Plan of Affiliation and Merger, dated as of February 25, 1998 among RBS and Union;

         (2) the registration statement filed with the Securities and Exchange Commission in connection with the proposed Merger, including a prospectus relating to 158,209 shares of common stock of Union, and the Proxy Statement relating to a special meeting of stockholders of RBS to be held on _____________, 1998; and

         (3) RBS's and Union's financial results for fiscal years 1990 through 1997, and certain documents and information we deem relevant to our analysis;

         (4) held discussions with senior management of RBS and Union regarding past and current business operations of, and outlook for, RBS, Union, including trends, the terms of the proposed Merger, and related matters;

         (5) reviewed the reported price and trading activity of RBS and Union Common Stock and compared financial and stock market information (when available) for RBS and Union with similar information for certain other companies, and securities for which are publicly traded;

         (6) reviewed the financial terms of certain recent business combinations which we deemed comparable in whole or in part;

         (7) performed such other studies and analyses as we considered appropriate, including an analysis of the pro forma financial impact of the Merger on RBS and Union;

         (8) reviewed other published information, performed certain financial analyses and considered other factors and information which we deem relevant.

         In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of the information furnished to us by or on behalf of RBS and Union. We have not attempted independently to verify such information, nor have we made any independent appraisal of the assets of RBS or Union. We have taken into account our assessment of general economic, financial market and industry conditions as they exist and can be evaluated at the date hereof, as well as our experience in business valuation in general.

         We have been retained by you as a financial advisor to RBS with respect to the proposed Merger. In the normal course of business McKinnon & Company, Inc. is a market maker in the common stock of Union listed on the NASDAQ National Market. Our opinion is directed to the Board of Directors of RBS. We participated in some of the discussions but we did not recommend the structure or give any opinion regarding the business reasons for doing this proposed Merger.

         On the basis of our analysis and review and in reliance on the accuracy and completeness of the information furnished to us and subject to the conditions noted above, it is our opinion that, as of the date hereof, the terms of the Affiliation Agreement are fair, from a financial point of view, to the holders of RBS Common Stock.

                                              Very truly yours,


                                              McKinnon & Company, Inc.

                                                                     ANNEX C

                Article 15 of the Virginia Stock Corporation Act

                               Dissenters' Rights.


         ss. 13.1-729. Definitions.

         In this article:

         "Corporation" means the issuer of the shares held by a dissenter before the corporate action, except that (i) with respect to a merger, "corporation" means the surviving domestic or foreign corporation or limited liability company by merger of that issuer, and (ii) with respect to a share exchange, "corporation" means the acquiring corporation by share exchange, rather than the issuer, if the plan of share exchange places the responsibility for dissenters' rights on the acquiring corporation.

         "Dissenter" means a shareholder who is entitled to dissent from corporate action under ss. 13.1-730 and who exercises that right when and in the manner required by ss.ss. 13.1-732 through 13.1-739.

         "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

         "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

         "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

         "Beneficial shareholder" means the person who is a beneficial owner of shares held by a nominee as the record shareholder.

         "Shareholder" means the record shareholder or the beneficial shareholder.

         ss. 13.1-730. Right to dissent.

         A. A shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

         1. Consummation of a plan of merger to which the corporation is a party
(i) if shareholder approval is required for the merger by ss. 13.1-718 or the articles of incorporation and the shareholder is entitled to vote on the merger or (ii) if the corporation is a subsidiary that is merged with its parent under ss. 13.1-719;

         2. Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

         3. Consummation of a sale or exchange of all, or substantially all, of the property of the corporation if the shareholder was entitled to vote on the sale or exchange or if the sale or exchange was in furtherance of a dissolution on which the shareholder was entitled to vote, provided that such dissenter's rights shall not apply in the case of (i) a sale or exchange pursuant to court order, or (ii) a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

         4. Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

         B. A shareholder entitled to dissent and obtain payment for his shares under this article may not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

         C. Notwithstanding any other provision of this article, with respect to a plan of merger or share exchange or a sale or exchange of property there shall be no right of dissent in favor of holders of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange or the sale or exchange of property is to be acted on, were (i) listed on a national securities exchange or on the National Association of Securities Dealers Automated Quotation System (NASDAQ) or (ii) held by at least 2,000 record shareholders, unless in either case:

         1. The articles of incorporation of the corporation issuing such shares provide otherwise;

         2. In the case of a plan of merger or share exchange, the holders of the class or series are required under the plan of merger or share exchange to accept for such shares anything except:

         a. Cash;

         b. Shares or membership interests, or shares or membership interests and cash in lieu of fractional shares (i) of the surviving or acquiring corporation or limited liability company or (ii) of any other corporation or limited liability company which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange is to be acted on, were either listed subject to notice of issuance on a national securities exchange or held of record by at least 2,000 record shareholders or members; or

         c. A combination of cash and shares or membership interests as set forth in subdivisions 2 a and 2 b of this subsection; or

         3. The transaction to be voted on is an "affiliated transaction" and is not approved by a majority of "disinterested directors" as such terms are defined in ss. 13.1-725.

         D. The right of a dissenting shareholder to obtain payment of the fair value of his shares shall terminate upon the occurrence of any one of the following events:

         1. The proposed corporate action is abandoned or rescinded;

         2. A court having jurisdiction permanently enjoins or sets aside the corporate action; or

         3. His demand for payment is withdrawn with the written consent of the corporation.

         ss. 13.1-731. Dissent by nominees and beneficial owners.

         A. A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

         B. A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

         1. He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

         2. He does so with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote.

         ss. 13.1-732. Notice of dissenters' rights.

         A. If proposed corporate action creating dissenters' rights under ss. 13.1-730 is submitted to a vote at a shareholders' meeting, the meeting notice shall state that shareholders are or may be entitled to assert dissenters' rights under this article and be accompanied by a copy of this article.

         B. If corporate action creating dissenters' rights under ss. 13.1-730 is taken without a vote of shareholders, the corporation, during the ten-day period after the effectuation of such corporate action, shall notify in writing all record shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in ss. 13.1-734.

         ss. 13.1-733. Notice of intent to demand payment.

         A. If proposed corporate action creating dissenters' rights under ss. 13.1-730 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights (i) shall deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated and (ii) shall not vote such shares in favor of the proposed action.

         B. A shareholder who does not satisfy the requirements of subsection A of this section is not entitled to payment for his shares under this article.

         ss. 13.1-734. Dissenters' notice.

         A. If proposed corporate action creating dissenters' rights under ss. 13.1-730 is authorized at a shareholders' meeting, the corporation, during the ten-day period after the effectuation of such corporate action, shall deliver a dissenters' notice in writing to all shareholders who satisfied the requirements of ss. 13.1-733.

         B. The dissenters' notice shall:

         1. State where the payment demand shall be sent and where and when certificates for certificated shares shall be deposited;

         2. Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

         3. Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not he acquired beneficial ownership of the shares before or after that date;

         4. Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty nor more than sixty days after the date of delivery of the dissenters' notice; and

         5. Be accompanied by a copy of this article.

         ss. 13.1-735. Duty to demand payment.

         A. A shareholder sent a dissenters' notice described in ss. 13.1-734 shall demand payment, certify that he acquired beneficial ownership of the shares before or after the date required to be set forth in the dissenters' notice pursuant to subdivision 3 of subsection B of ss. 13.1-734, and, in the case of certificated shares, deposit his certificates in accordance with the terms of the notice.

         B. The shareholder who deposits his shares pursuant to subsection A of this section retains all other rights of a shareholder except to the extent that these rights are canceled or modified by the taking of the proposed corporate action.

         C. A shareholder who does not demand payment and deposits his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this article.

         ss. 13.1-736. Share restrictions.

         A. The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received.
         B. The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder except to the extent that these rights are canceled or modified by the taking of the proposed corporate action.

         ss. 13.1-737. Payment.

         A. Except as provided in ss. 13.1-738, within thirty days after receipt of a payment demand made pursuant to ss. 13.1-735, the corporation shall pay the dissenter the amount the corporation estimates to be the fair value of his shares, plus accrued interest. The obligation of the corporation under this paragraph may be enforced (i) by the circuit court in the city or county where the corporation's principal office is located, or, if none in this Commonwealth, where its registered office is located or (ii) at the election of any dissenter residing or having its principal office in the Commonwealth, by the circuit court in the city or county where the dissenter resides or has its principal office. The court shall dispose of the complaint on an expedited basis.

         B. The payment shall be accompanied by:

         1. The corporation's balance sheet as of the end of a fiscal year ending not more than sixteen months before the effective date of the corporate action creating dissenters' rights, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

         2. An explanation of how the corporation estimated the fair value of the shares and of how the interest was calculated;

         3. A statement of the dissenters' right to demand payment under ss. 13.1-739; and

         4. A copy of this article.

         ss. 13.1-738. After-acquired shares.

         A. A corporation may elect to withhold payment required by ss. 13.1-737 from a dissenter unless he was the beneficial owner of the shares on the date of the first publication by news media or the first announcement to shareholders generally, whichever is earlier, of the terms of the proposed corporate action, as set forth in the dissenters' notice.

         B. To the extent the corporation elects to withhold payment under subsection A of this section, after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall offer to pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer an explanation of how it estimated the fair value of the shares and of how the interest was calculated, and a statement of the dissenter's right to demand payment under ss. 13.1-739.

         ss. 13.1-739. Procedure if shareholder dissatisfied with payment or offer.

         A. A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate (less any payment under ss. 13.1-737), or reject the corporation's offer under ss. 13.1-738 and demand payment of the fair value of his shares and interest due, if the dissenter believes that the amount paid under ss. 13.1-737 or offered under ss. 13.1-738 is less than the fair value of his shares or that the interest due is incorrectly calculated.

         B. A dissenter waives his right to demand payment under this section unless he notifies the corporation of his demand in writing under subsection A of this section within thirty days after the corporation made or offered payment for his shares.

         ss. 13.1-740. Court action.

         A. If a demand for payment under ss. 13.1-739 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the circuit court in the city or county described in subsection B of this section to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

         B. The corporation shall commence the proceeding in the city or county where its principal office is located, or, if none in this Commonwealth, where its registered office is located. If the corporation is a foreign corporation without a registered office in this Commonwealth, it shall commence the proceeding in the city or county in this Commonwealth where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

         C. The corporation shall make all dissenters, whether or not residents of this Commonwealth, whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties shall be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

         D. The corporation may join as a party to the proceeding any shareholder who claims to be a dissenter but who has not, in the opinion of the corporation, complied with the provisions of this article. If the court determines that such shareholder has not complied with the provisions of this article, he shall be dismissed as a party.

         E. The jurisdiction of the court in which the proceeding is commenced under subsection B of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

         F. Each dissenter made a party to the proceeding is entitled to judgment (i) for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation or (ii) for the fair value, plus accrued interest, of his after-acquired shares for which the corporation elected to withhold payment under ss. 13.1-738.

         ss. 13.1-741. Court costs and counsel fees.

         A. The court in an appraisal proceeding commenced under ss. 13.1-740 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters did not act in good faith in demanding payment under ss. 13.1-739.

         B. The court may also assess the reasonable fees and expenses of experts, excluding those of counsel, for the respective parties, in amounts the court finds equitable:

         1. Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of ss.ss. 13.1-732 through 13.1-739; or

         2. Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed did not act in good faith with respect to the rights provided by this article.

         C. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

         D. In a proceeding commenced under subsection A of ss. 13.1-737 the court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters who are parties to the proceeding, in amounts the court finds equitable, to the extent the court finds that such parties did not act in good faith in instituting the proceeding.

                                     Part II

Item 20.  Indemnification of Directors and Officers.

           The laws of the Commonwealth of Virginia pursuant to which the Company is incorporated permit it to indemnify its officers and directors against certain liabilities with the approval of its shareholders. The articles of incorporation of the Company, which have been approved by its shareholders, provide for the indemnification of each director and officer (including former directors and officers and each person who may have served at the request of the Company as a director or officer of any other legal entity and, in all such cases, his or her heirs, executors and administrators) against liabilities (including expenses) reasonably incurred by him or her in connection with any actual or threatened action, suit or proceeding to which he or she may be made party by reason of his or her being or having been a director or officer of the Company, except in relation to any action, suit or proceeding in which he or she has been adjudged liable because of willful misconduct or a knowing violation of the criminal law.

           The Company has purchased officers' and directors' liability insurance policies. Within the limits of their coverage, the policies insure (1) the directors and officers of the Company against certain losses resulting from claims against them in their capacities as directors and officers to the extent that such losses are not indemnified by the Company and (2) the Company to the extent that it indemnifies such directors and officers for losses as permitted under the laws of Virginia.

Item 21.  Exhibits and Financial Statement Schedules

     (a) Exhibit Index

           Exhibit No.     Description of Exhibit
           -----------     ----------------------
                1          Not Applicable
                2          Agreement and Plan of  Affiliation,  dated  February 25, 1998,  between Union  Bankshares
                           Corporation  ("Union") and  Rappahannock  Bankshares,  Inc. ("RBS") and a related Plan of
                           Merger, filed as Annex A to the Proxy Statement/Prospectus  included in this Registration
                           Statement.
               3.1         Articles of Incorporation of Union. Incorporated
                           herein by reference to Exhibit 3.1 to Union's
                           Registration Statement on Form S-4 (Registration No.
                           33-60458).
               3.2         Bylaws of Union. Incorporated herein by reference to
                           Exhibit 3.1 to Union's Registration Statement on Form
                           S-4 (Registration No. 33-60458).
               5           Opinion of Mays &  Valentine,  L.L.P.  regarding  the  legality of the  securities  being registered and consent.
               8.1         Form of tax opinion of Williams, Mullen, Christian &
                           Dobbins regarding the tax-free nature of the merger
                           between Union and RBS [to be filed by amendment].
              10*          Proposed  Employment  Agreement between Registrant and John R. Conry, Jr. (condition upon consummation of the transaction described in Proxy Statement/Prospectus)
              13.1         Union's Annual Report on Form 10-K for the year ended
                           December 31, 1997 (incorporated by reference to
                           filing with the Commission on March 31, 1998).
               21          Subsidiaries of Union:
                           Union Bank & Trust Company; Northern Neck State Bank;
                           King George State Bank and Union Investment Services.
                           Each of the foregoing subsidiaries of Union are
                           Virginia corporations and are wholly-owned by Union.

           Exhibit No.     Description of Exhibit
           -----------     ----------------------
              23.1*        Consent of KPMG Peat Marwick LLP, as independent auditors for Union.
              23.2*        Consent of S.B. Hoover & Company, L.L.P., as accountants for RBS.
              23.3*        Consent of Mays & Valentine, L.L.P. (included as part of Exhibit 5).
              23.4*        Consent of McKinnon & Company,  Inc.  relating to inclusion  of its opinion  given to RBS in the Proxy  Statement/Prospectus included in this Registration Statement.
               24*         Powers of Attorney.
               99*         Form of proxy of RBS.

*Previously filed as part of the Form S-4 Registration Statement, Commission
 Registration No. 333-49563

(b) No financial statement schedules are required to be filed herewith pursuant to Item 21(b) of this Form.

Item 22.  Undertakings

     (a) Item 512 of Regulation S-K.

         Rule 415 Offerings.  The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

                  (i) Include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                  (ii) Reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                  (iii) Include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         (2) For the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) Remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         Registration on Form S-4.

         (1) The undersigned registrant hereby undertakes as follows: That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party which is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

         (2) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Request for Acceleration of Effective Date or Filing Registration Statement on Form S-8.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payments by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b)      Item 22(b) of Form S-4

         The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(c)      Item 22(c) of Form S-4

         The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   Signatures

         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the Town of Bowling Green, Commonwealth of Virginia on May 12, 1998.

                                               UNION BANKSHARES CORPORATION

                                               By:    /s/ G. William Beale
                                                  -----------------------------
                                                    G. William Beale, President
                                                    and Chief Executive Officer

         Pursuant to the requirements of the Securities Act of 1933, this registration statement amendment has been signed below by the following persons in the capacities and on the dates indicated.

              Signature                                        Capacity                                 Date
              ---------                                        --------                                 ----
/s/ G. William Beal                     President and Chief Executive Officer and Director       May 12, 1998
------------------------------          (Principal Executive Officer)
    G. William Beale

*/s/  E. Peyton Motley                  Executive Vice President and Chief Operating Officer     May 12, 1998
------------------------------          and Director
    E. Peyton Motley

 /s/ D. Anthony Peay                    Vice President and Chief Financial Officer (Principal    May 12, 1998
------------------------------          Financial and Accounting Officer)
     D. Anthony Peay

                                        Chairman of the Board and Director                       _______, 1998
------------------------------
    Walton Mahon

*/s/  Charles H. Ryland                 Vice Chairman of the Board and Director                  May 12, 1998
------------------------------
    Charles H. Ryland

------------------------------          Director                                                 _______, 1998
   W. Tayloe Murphy, Jr.

------------------------------          Director                                                 _______, 1998
     Ronald L. Hicks

*/s/  Homer L. Hite                     Director                                                 May 12, 1998
------------------------------
    Homer L. Hite

*/s/  M. Raymond Piland                 Director                                                 May 12, 1998
------------------------------
    M. Raymond Piland

*/s/  A. D. Whittaker                   Director                                                 May 12, 1998
------------------------------
     A. D. Whittaker

*By: D. Anthony Peay                    Attorney-in-Fact                                         May 12, 1998
     -------------------------
       D. Anthony Peay
       Attorney-in-Fact